Direct Line Direct Fax

BY REGISTERED POST

2008 FEB -5 A 6:32

082-03327

25 January 2008

Exemption No. ~~33-51010~~

[redacted]

08000571

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

Attention: Ms Sandra Folsom

Dear Sirs,

Response Document –
Mandatory Conditional General Offer by Kerry Media Limited to acquire all issued Shares in the share capital of SCMP Group Limited

Please find enclosed two copies of our Response Document in respect of the Mandatory Conditional General Offer for your attention.

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
FEB 08 2008
THOMSON FINANCIAL

Vera Leung
Legal Counsel & Company Secretary

Enclosure

CoSec\GO 0708\Response Document-Distribution.doc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a licensed security dealer, registered institution in securities, a bank manager, solicitor, professional accountant, or other professional adviser.

If you have sold or otherwise transferred all your shares in SCMP Group Limited, you should at once hand this document to the purchaser(s) or transferee(s) or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

SCMP Group Limited

SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 583)

RESPONSE DOCUMENT

MANDATORY CONDITIONAL GENERAL OFFER
by J.P. Morgan Securities (Asia Pacific) Limited
on behalf of Kerry Media Limited
to acquire all issued Shares in the share capital of
SCMP GROUP LIMITED
(other than those Shares already owned or agreed to be acquired by the Offeror and other members of the Concert Group)

Independent Financial Adviser to the Independent Board Committee

PLATINUM
Securities

A letter from the Board is set out on pages 5 to 9 of this document. A letter from the Independent Board Committee containing its advice to the Independent Shareholders in relation to the Offer is set out on page 10 of this document. A letter from Platinum, being the independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee in relation to the Offer is set out on pages 11 to 27 of this document.

25 January 2008

* *For identification purpose only*

CONTENTS

In this document, the following expressions have the meanings set out below unless the context requires otherwise.

"Acquisition"	the acquisition made by the Offeror on 13 December 2007 of 50,000,000 Shares at the consideration of HK$2.39 per Share;
"acting in concert"	has the meaning given to it in the Takeovers Code;
"Announcement"	the announcement dated 13 December 2007 issued by the Company regarding the suspension of trading in the Shares pending release of a formal announcement of the Offer;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"Board"	the board of Directors of the Company;
"Business Day"	a day on which the Stock Exchange is open for transaction of business;
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;
"Company"	SCMP Group Limited, a company incorporated in Bermuda as an exempted company with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange;
"Concert Group"	the Offeror and those entities or persons acting in concert with it, as determined in accordance with the Takeovers Code;
"Directors"	each and all of the directors of the Company from time to time;
"DTZ"	DTZ Debenham Tie Leung Limited, an independent firm of professional property valuers;
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director;

"Form of Acceptance"	the form of acceptance and transfer of Shares in respect of the Offer which accompanies the Offer Document;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee"	the independent board committee of the Company, comprising The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man, established to advise the Independent Shareholders in respect of the Offer;
"Independent Shareholders"	the Shareholders other than the Offeror and other members of the Concert Group;
"Joint Announcement"	the joint announcement dated 19 December 2007 issued jointly by the Company and the Offeror regarding, among other things, the Offer;
"JPMorgan"	J.P. Morgan Securities (Asia Pacific) Limited (as defined in the Offer Document);
"Last Trading Day"	12 December 2007, being the last full trading day prior to the suspension of trading in the Shares pending the publication of the Announcement;
"Latest Practicable Date"	22 January 2008, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information contained in this document;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"Offer"	the mandatory conditional general offer made by JPMorgan, on behalf of the Offeror, for all issued Shares not already owned or agreed to be acquired by the Concert Group at the Offer Price, in accordance with the Takeovers Code;

"Offer Document"	the offer document dated 4 January 2008 issued by the Offeror in connection with the Offer;
"Offer Period"	has the meaning ascribed to it in the Takeovers Code;
"Offer Price"	HK$2.75 per Share payable in cash by the Offeror;
"Offeror"	Kerry Media Limited, a company incorporated in the British Virgin Islands with limited liability, the ultimate controlling shareholder of whom is Kerry Group Limited;
"Overseas Shareholder(s)"	Shareholder(s) whose registered address(es) as shown on the register of members of the Company are outside Hong Kong;
"Platinum"	Platinum Securities Company Limited, a licensed corporation under the SFO to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, being the independent financial adviser to the Independent Board Committee in relation to the Offer;
"Relevant Period"	the period between Wednesday, 13 June 2007, being the date falling six months preceding the date of the Announcement up to and including the Latest Practicable Date;
"Response Document"	this document issued by the Company in relation to the Offer containing, inter alia, the board circular of the Company, as required by the Takeovers Code;
"SFC"	the Securities and Futures Commission of Hong Kong;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company;
"Share Option Scheme"	the share option scheme approved at the annual general meeting of the Company held on 25 May 2006;
"Shareholders"	holders of Shares;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"subsidiary"	has the meaning as defined in the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and "subsidiaries" shall be construed accordingly; and
"Takeovers Code"	the Code on Takeovers and Mergers and Share Repurchases of Hong Kong.

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 583)

Executive Directors:
Kuok Khoon Ean *(Chairman)*
Kuok Hui Kwong

Non-executive Directors:
Roberto V. Ongpin *(Deputy Chairman)*
Tan Sri Dr. Khoo Kay Peng
Dr. David J. Pang

Independent Non-executive Directors:
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Head office and principal place of business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

25 January 2008

To the Independent Shareholders

Dear Sir or Madam,

MANDATORY CONDITIONAL GENERAL OFFER
by J.P. Morgan Securities (Asia Pacific) Limited
on behalf of Kerry Media Limited
to acquire all issued Shares in the share capital of
SCMP GROUP LIMITED
(other than those Shares already owned or agreed to be acquired
by the Offeror and other members of the Concert Group)

INTRODUCTION

Reference is made to the Joint Announcement jointly issued by the Company and the Offeror dated 19 December 2007. As stated in the Joint Announcement, on 13 December 2007, the Offeror, being ultimately controlled by Kerry Group Limited, acquired 50,000,000 Shares (representing approximately 3.20% of the voting rights of the Company) at the consideration of HK$2.39 per Share. Before the Acquisition, the Offeror, together with other members of the Concert Group, were interested in a total of 650,132,000 Shares, representing approximately

* *For identification purpose only*

41.65% of the issued share capital of the Company. As the Offeror, together with other members of the Concert Group, has acquired more than 2% of the voting rights of the Company immediately after the Acquisition compared with their lowest collective percentage holding in the Company in the preceding 12-month period, the Offeror is required to make a mandatory offer for all the issued Shares, other than those already owned by or agreed to be acquired by the Offeror or members of the Concert Group, in accordance with Rule 26.1(d) of the Takeovers Code.

Shareholders should by now have received a copy of the Offer Document issued by JPMorgan, for and on behalf of the Offeror, setting out, inter alia, the terms and conditions of the Offer. Shareholders are urged to read carefully the terms and conditions contained therein.

The Takeovers Code requires that an independent board committee, comprising all non-executive Directors, be established to advise the Independent Shareholders in respect of the Offer. The Independent Board Committee, comprising all four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man, has been established by the Company to make a recommendation to the Independent Shareholders in connection with the Offer. None of Mr. Roberto V. Ongpin, Tan Sri Dr. Khoo Kay Peng nor Dr. David J. Pang, all non-executive Directors, has any conflict of interest in respect of the Offer. Each of them was prepared to be a member of the Independent Board Committee, but the Board is of the view that all three of them should refrain from participating in it for the following reasons: (i) in the case of Mr. Roberto V. Ongpin, because of his personal relationship with family members of the Concert Group; (ii) in the case of Tan Sri Dr. Khoo Kay Peng, he has had, through his corporate interests, several business relationships with the Concert Group; and (iii) in the case of Dr. David J. Pang, because of his being a director of a member of the Concert Group.

The purpose of this document is to provide you further information relating to the Company and the Offer and to set out the reasons for the recommendation of the Independent Board Committee and the advice of Platinum, in each case, regarding the Offer.

THE OFFER AND PROCEDURES FOR ACCEPTANCE

Based on the information set out in the Offer Document, JPMorgan makes the Offer on behalf of the Offeror to acquire the Shares not already owned or agreed to be acquired by the Offeror and other members of the Concert Group. The expected timetable and procedures for acceptance of the Offer are set out in the "Expected Timetable", the section headed "Acceptance and Settlement" in the "Letter from JPMorgan" and Appendix I of the Offer Document and the section headed "Revised Expected Timetable" in the joint announcement dated 17 January 2008 issued jointly by the Company and the Offeror regarding delay in despatch of the Response Document and extension of closing date of the Offer.

INFORMATION ON THE COMPANY AND THE GROUP

The Company is incorporated in Bermuda with limited liability and its issued Shares have been listed on the Stock Exchange since 1990. The Group is engaged mainly in newspaper and magazine publishing.

The audited consolidated net asset value of the Company was HK$1,730.91 million and HK$1,894.59 million for the years ended 31 December 2005 and 31 December 2006, respectively.

The Company recorded an audited consolidated net profit attributable to shareholders of approximately HK$246.36 million and HK$338.58 million for the years ended 31 December 2005 and 31 December 2006, respectively.

Share Option Scheme

The Company has a Share Option Scheme. As at the date of the Joint Announcement, there were no outstanding share options granted pursuant to the Share Option Scheme.

Other than the Shares, the Company does not have any other outstanding equity securities (including equity related convertible securities, or warrants, options or subscription rights or derivatives in respect of any equity share capital of the Company (including non-transferable options)).

INFORMATION ON THE OFFEROR AND ITS INTENTIONS REGARDING THE COMPANY

Your attention is drawn to the section headed "Information on the Offeror" and the section headed "Intentions of the Offeror regarding the Group" in the "Letter from JPMorgan" on page 12 of the Offer Document.

As stated in the Offer Document, in the event that the compulsory acquisition right is not available to the Offeror and the Offer closes, it is the Offeror's intention to maintain the listing of the Shares on the Stock Exchange and the Offeror will undertake to the Stock Exchange to take appropriate steps following the close of the Offer to ensure that such number of the Shares as required by the Listing Rules are held by the public.

The Stock Exchange has stated that if, at the closing of the Offer, less than 25% of the Shares are held by the public, or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of the Shares; or**
- **there are insufficient Shares in public hands to maintain an orderly market,**

then the Stock Exchange may exercise its power to suspend trading in the Shares of the Company. In this connection, it should be noted that, following the completion of the Offer, there may be insufficient public float for the Shares and therefore trading in the Shares may be suspended until the prescribed level of public float is restored.

OVERSEAS SHAREHOLDERS

As stated in the Offer Document, with the Executive's consent under Note 3 to Rule 8 of the Takeovers Code, the Offeror intends to post the Offer Document to all Independent Shareholders other than those that are residing, or are domiciled, in Canada. The making of the Offer to Overseas Shareholders may be prohibited or affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder wishing to accept the Offer to satisfy himself or herself or itself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with other necessary formalities or legal requirements. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable. Acceptances of the Offer by any such person will constitute a warranty by such person that such person is permitted under all applicable laws to receive and accept the Offer, and any revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws.

Shareholders, including without limitation, custodians, nominees and trustees, who would, or otherwise intend to, forward the Offer Document and/or the Form of Acceptance to any jurisdiction outside of Hong Kong, should read the details in this regard which are contained in paragraph 6 and paragraph 7(f)(ii) of Appendix I to the Offer Document before taking any action.

RECOMMENDATION

Your attention is drawn to the "Letter from the Independent Board Committee" to the Independent Shareholders set out on page 10 of this document and the "Letter from Platinum" to the Independent Board Committee set out on pages 11 to 27 of this document, which set out their respective advice and recommendation in respect of the Offer and the principal factors considered by them in arriving at their respective advice and recommendation.

ADDITIONAL INFORMATION

In considering what action to take in connection with the Offer, the Independent Shareholders should consider their own tax positions and, if they are in any doubt, they should consult their own professional advisers.

You are recommended to read the "Letter from JPMorgan" set out on pages 6 to 14 of the Offer Document and the further terms of the Offer as set out in Appendix I to the Offer Document. Your attention is also drawn to the information set out in Appendices I, II and III to this document.

OTHER INFORMATION

The Directors would like to provide additional information on the valuation of two of the Company's publishing titles, *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles"). As stated in the Company's annual report for the year ended 31 December 2006, the Company has appointed American Appraisal China Limited (the "Valuer"), an independent valuer, to value the Publishing Titles on an open market basis. The Valuer had valued the Publishing Titles at approximately HK$4.4 billion as at 31 December 2004 ("2004 Valuation"). The Directors have adopted the 2004 Valuation in their annual valuation of the Publishing Titles as at 31 December 2006.

The 2004 Valuation is not reflected in the Group's financial statements as the then accounting principles generally accepted in Hong Kong and the accounting policies of the Company require publishing titles with indefinite useful lives to be stated at cost less any accumulated amortisation and any accumulated impairment losses. The Publishing Titles were acquired in 1987 and their useful lives had been determined to be 10 years. The cost of HK$1.82 billion was fully amortised by 1997. Publishing titles that have been fully amortised in prior years have not been restated. They are included in the Group's financial statements at zero carrying amounts.

The Company was recently informed by the Valuer that a modeling error was made in the 2004 Valuation which would result in the reduction of the 2004 Valuation from approximately HK$4.4 billion to approximately HK$3.0 billion.

Your attention is drawn to Platinum's opinion in relation to Publishing Titles in the "Letter from Platinum" to the Independent Board Committee set out on pages 11 to 27 of this document.

Yours faithfully,
For and on behalf of
SCMP Group Limited
Kuok Khoon Ean
Chairman

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 583)

25 January 2008

To the Independent Shareholders

Dear Sir or Madam,

MANDATORY CONDITIONAL GENERAL OFFER
by J.P. Morgan Securities (Asia Pacific) Limited
on behalf of Kerry Media Limited
to acquire all issued Shares in the share capital of
SCMP GROUP LIMITED
(other than those Shares already owned or agreed to be acquired
by the Offeror and other members of the Concert Group)

We refer to the Offer Document dated 4 January 2008 issued by the Offeror and the Response Document dated 25 January 2008 issued by the Company to the Independent Shareholders of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Response Document unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the Offer and to advise you as to whether, in our opinion, the terms of the Offer are fair and reasonable so far as your interests are concerned. Platinum has been appointed to advise us in respect of the Offer.

We wish to draw your attention to: (i) the "Letter from the Board" set out on pages 5 to 9 of this document; (ii) the "Letter from JPMorgan" set out on pages 6 to 14 of the Offer Document containing details of the Offer and other relevant information on the Offeror. Please also refer to the "Letter from Platinum" as set out on pages 11 to 27 of this document for its advice and recommendations to us in relation to the Offer and, in particular, the paragraphs under the heading "Market Conditions" in the "Letter from Platinum" as set out on page 26 of this document.

Having taken into account the principal factors considered by, and the advice and recommendation of, Platinum with respect to the Offer, we do not consider that the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders not to accept the Offer.

Yours faithfully,
Wong Kai Man
For and on behalf of
the Independent Board Committee

The Hon. Ronald J. Arculli | **Mr. Peter Lee Ting Chang**
Dr. The Hon. Sir David Li Kwok Po | **Mr. Wong Kai Man**

Independent Non-executive Directors

* *For identification purpose only*

The following is the text of the letter of advice from the independent financial adviser to the Independent Board Committee for the purpose of incorporation into this Response Document.

PLATINUM
Securities

25 January 2008

SCMP Group Limited
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

To the Independent Board Committee

Dear Sirs,

MANDATORY CONDITIONAL GENERAL OFFER
by J.P. Morgan Securities (Asia Pacific) Limited
on behalf of Kerry Media Limited
to acquire all issued Shares in the share capital of
SCMP GROUP LIMITED
(other than those Shares already owned or agreed to be acquired
by the Offeror and other members of the Concert Group)

INTRODUCTION

We refer to the Joint Announcement. On 4 January 2008, the Offeror dispatched the Offer Document to the Independent Shareholders. Details of the Offer are contained in the letter from JPMorgan and the Appendices in the Offer Document.

You should read the Offer Document carefully and, in particular, the sections headed "Information on the Offeror" and "Intentions of the Offeror regarding the Group" in the letter from JPMorgan.

We have been appointed by the Company as the independent financial adviser to advise the Independent Board Committee as to the fairness and reasonableness on the terms of the Offer. Our appointment has been approved by the Independent Board Committee. Terms used in this letter shall have the same meaning as defined in this Response Document unless the context otherwise requires.

Platinum is independent from, and not connected with, the Company, its associates or parties acting in concert with any of them save for the fact that Dr. The Hon. Sir David Li Kwok Po ("Sir David"), an independent non-executive Director of the Company, is the chairman and chief executive of The Bank of East Asia, Limited ("BEA"), which in turn has an equity interest in Platinum Holdings Company Limited ("Platinum Holdings"), the holding company of Platinum.

Sir David has no management function in Platinum Holdings, its subsidiaries (including Platinum) and its associated companies. Furthermore, both Platinum and Sir David, who is a member of the Independent Board Committee, are acting independently of the Company and, therefore, their association via Platinum Holdings and BEA do not present any conflict of interest in respect of their respective roles in the provision of advice to the Independent Board Committee and the Independent Shareholders.

We will receive a fee from the Company for our role as the independent financial adviser to the Independent Board Committee in relation to the Offer. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from the Company or any other party to the Offer or their respective substantial shareholder(s) or associates.

In formulating our opinion, we have relied on the information and facts supplied to us by the Company. We have reviewed, among other things: (i) the interim report of the Group for the six months ended 30 June 2007 (the "2007 Interim Report"); (ii) the annual report of the Group for the year ended 31 December 2006 (the "2006 Annual Report"); and (iii) the valuation report dated 25 January 2008 prepared by DTZ on the property interests held by the Group (the "Valuation Report").

We have assumed that all information, facts, opinions and representations contained in the Response Document are true, complete and accurate in all material respects and we have relied on the same. The Directors have confirmed that they take full responsibility for the contents of the Response Document, and have made all reasonable inquiries that no material facts have been omitted from the information supplied to us.

We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy or completeness of the information of all facts as set out in the Response Document and of the information and representations provided to us by the Company. Furthermore, we have no reason to suspect the reasonableness of the opinions and representations expressed by the Company and/or the Directors which have been provided to us. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the Group. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our opinion regarding the Offer.

THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Sir David and Mr. Wong Kai Man, has been established for the purpose of advising the Independent Shareholders in respect of the Offer.

TERMS OF THE OFFER

According to the Offer Document, JPMorgan, on behalf of the Offeror, makes the Offer to acquire all the issued Shares other than those already owned by or agreed to be acquired by the Offeror or other members of the Concert Group on the following basis:

For each Share .... HK$2.75 in cash

The Offer is conditional upon the Offeror having received valid acceptances of the Offer (and such acceptances not, where permitted under the Takeovers Code, being withdrawn on or before 1 February 2008, the closing date of the Offer (the "Closing Date")) which, together with the Shares already owned by or agreed to be acquired by the Offeror or other members of the Concert Group, will result in the Offeror and other members of the Concert Group holding more than 50% of the voting rights of the Company by 4:00 p.m. on the Closing Date.

The procedures for acceptance and further terms of the Offer are set out in the letter from JPMorgan and Appendix I in the Offer Document.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation in relation to the Offer to the Independent Board Committee, we have considered the following principal factors:

1. Financial performance of the Group

The following is a summary of the audited consolidated financial statements of the Group for the three years ended 31 December 2006 as extracted from the annual reports of the Company and the unaudited consolidated financial statements of the Group for the six months ended 30 June 2006 and 2007 as extracted from the 2007 Interim Report.

Table 1: Financial summary of the Group

	For the year ended 31 December			For the six months ended 30 June	
	2006	**2005**	**2004**	**2007**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Revenue	**1,213.2**	**1,120.4**	**1,022.7**[Note]	**632.9**	**583.2**
Operating profit from the principal activities	377.6	287.3	257.6	214.4	178.2
% of revenue ("Operating Profit Margin")	31.1%	25.6%	25.2%	33.9%	30.6%
Major expenses in relation to the principal activities					
Staff costs	377.1	369.3	343.5	191.0	180.6
% of revenue ("Staff Cost Ratio")	31.1%	33.0%	33.6%	30.2%	31.0%
Production costs	178.3	170.4	147.5	88.3	86.0
% of revenue ("Production Cost Ratio")	14.7%	15.2%	14.4%	14.0%	14.7%

Note: Excluded discontinued operations

Sources: Annual and interim reports of the Group

(a) Revenues

Revenue of the Group from its principal activities recorded steady growth from 2004 to 2006.

Revenue grew 9.6% to HK$1,120.4 million for the year ended 31 December 2005 from HK$1,022.7 million for the year ended 31 December 2004 and a further 8.3% to HK$1,213.2 million for the year ended 31 December 2006. According to the 2006 Annual Report, the Company attributed the growth to the strong economic condition in Hong Kong which produced growth in advertisement spend in all media, in which newspaper industry had a market share of 33%.

We note that the revenue for the six months ended 30 June 2007 reported in the 2007 Interim Report also recorded an increase of 8.5% to HK$632.9 million from HK$583.2 million for the same period in 2006. Again, this is attributable to the increase in advertising revenue.

In addition to advertising revenue growth, we note that circulations of the two newspapers published by the Group has shown improvement over the past few years. The table below sets out that the circulations of *South China Morning Post* ("*SCMP*") and *Sunday Morning Post* ("*SMP*") from 2003 to the first half of 2007.

Table 2: Circulations of *SCMP* and *SMP*

Period	SCMP *Copies*	SMP *Copies*
1st half of 2003	92,271	74,829
2nd half of 2003	96,389	75,896
1st half of 2004	100,004	78,362
2nd half of 2004	101,782	82,203
1st half of 2005	103,964	81,099
2nd half of 2005	104,552	81,453
1st half of 2006	104,415	80,498
2nd half of 2006	102,102	80,124
1st half of 2007	105,000	80,600

Note: Figures audited by Audit Bureau of Circulations other than figures of 1st half of 2007 which are unaudited

Source: 2007 Interim Report

Moreover, based on the discussion with the management of the Company, we understand that strong economic fundamentals in Hong Kong together with an un-geared balance sheet (after deducting bank balances and deposits) provide the Group with a sound base for the future.

(b) Operating Profit Margin

The operating profit from principal activities increased by approximately 11.5% from approximately HK$257.6 million for the year ended 31 December 2004 to approximately HK$287.3 million for the year ended 31 December 2005 and a further 31.4% to approximately HK$377.6 million for the year ended 31 December 2006. In addition, the operating profit from principal activities increased by approximately 20.3% from approximately HK$178.2 million for the six months ended 30 June 2006 to approximately HK$214.4 million for the six months ended 30 June 2007.

The Operating Profit Margin for each of the financial year under review has been improving from approximately 25.2% in 2004 to approximately 25.6% in 2005 and to approximately 31.1% in 2006. In addition, the Group recorded Operating Profit Margin of approximately 33.9% for the six months ended 30 June 2007.

The improving Operating Profit Margin recorded by the Group is the result of the lowering of staff costs and production costs as a percentage of revenue of the Group as illustrated in Table 1 above. Staff costs increased from approximately HK$343.5 million to approximately HK$369.3 million and to approximately HK$377.1 million for the three years ended 31 December 2006. However, the Staff Cost Ratio is on a downward trend, from approximately 33.6% to approximately 33.0% and to approximately 31.1% for the three corresponding years. Production costs, including newsprint costs, are on an upward trend and the Production Cost Ratio has been roughly maintained as illustrated in Table 1 above. These figures reflect the management's ability to control staff costs and production costs despite a competitive environment.

2. Offer Price

The Offer Price of HK$2.75 per Share represents:

(a) a premium of approximately 1.10% to the closing price of HK$2.72 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(b) a premium of approximately 15.06% to the closing price of HK$2.39 per Share as quoted on the Stock Exchange on the Last Trading Day;

(c) a premium of approximately 20.09% to the average closing price of approximately HK$2.29 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Day; and

(d) a premium of approximately 19.05% to the average closing price of approximately HK$2.31 per Share as quoted on the Stock Exchange for the last 30 trading days up to and including the Last Trading Day.

In the above analysis, we note that the premium of the Offer Price per Share to the closing prices and average closing prices of the Shares range from 1.10% to 20.09%.

Chart 1 below illustrates the historical daily closing prices of the Shares from 3 January 2003 up to and including the Latest Practicable Date.

Chart 1: Daily closing prices of the Shares


4.50
4.00
3.50
3.00
2.50
2.00
1.50
Price (HK$)
Offer Price

Source: Bloomberg as at the Latest Practicable Date

As shown in the above Chart 1, the Offer Price is near the lower end of the closing prices of the Shares from 3 January 2003 to the Latest Practicable Date, which ranged from HK$2.190 per Share to HK$4.325 per Share.

In assessing whether the Offer is fair and reasonable, we have reviewed six companies listed on the Stock Exchange which have business operations in the publication of newspapers in Hong Kong, namely Hong Kong Economic Times Holdings Limited ("HKET"), Ming Pao Enterprise Corporation Limited ("Ming Pao"), Next Media Limited ("Next Media"), Oriental Press Group Limited ("Oriental Press"), Sing Tao News Corporation Limited ("Sing Tao") and SMI Publishing Group Limited ("SMI"). All the above-mentioned companies are listed on the Main Board of the Stock Exchange except for SMI, which is listed on the Growth Enterprise Market of the Stock Exchange. We have excluded SMI as a comparable company to the Company in our analysis because the shares of such company are suspended from trading since 28 April 2005. The basis of the selection of the above-mentioned comparable companies, excluding SMI, (the "Comparable Companies") is that: (i) as reported in their respective latest annual reports, a substantial portion of their respective total revenue is publication of newspapers and magazines in Hong Kong; (ii) the newspapers published by these companies are well established, have a long history and are widely read; and (iii) the shares of which are listed on the Stock Exchange. The list of Comparable Companies is an exhaustive list of companies selected based on our above-mentioned criteria. The Comparable Companies have been identified, to our best endeavor, in our research through published information on Bloomberg.

The following chart shows the relative performance of the closing prices of the Shares and shares of the Comparable Companies to the Hang Seng HK SmallCap Index (the "HSHKSI") from two years before the Last Trading Day, i.e., 13 December 2005, up to and including the Latest Practicable Date (the "Review Period").

Chart 2: Relative performance of the closing prices of the Shares and shares of the Comparable Companies to the HSHKSI



Relative performance
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
HKET
Sing Tao
HSHKSI
Ming Pao
SCMP
Oriental Press
Next Media
13 Dec 05
13 Jan 06
13 Feb 06
13 Mar 06
13 Apr 06
13 May 06
13 Jun 06
13 Jul 06
13 Aug 06
13 Sep 06
13 Oct 06
13 Nov 06
13 Dec 06
13 Jan 07
13 Feb 07
13 Mar 07
13 Apr 07
13 May 07
13 Jun 07
13 Jul 07
13 Aug 07
13 Sep 07
13 Oct 07
13 Nov 07
13 Dec 07

Source: Bloomberg as at the Latest Practicable Date

As illustrated in the above Chart 2, during the Review Period, the closing prices of the Shares generally underperformed the HSHKSI and the shares of the Comparable Companies except Next Media and Oriental Press.

The following Table 3 sets out the relative performance of the Shares and the shares of the Comparable Companies to the HSHKSI as at the Latest Practicable Date.

Table 3: Relative performance of the Shares and the shares of the Comparable Companies to the HSHKSI

Company	**Relative performance as at the Latest Practicable Date** *Note* %
HKET	171.8
Ming Pao	96.3
Next Media	51.3
Oriental Press	56.5
Sing Tao	110.3
The Company	**70.2**

Note: Calculated based on the respective closing prices of the Shares and the shares of the Comparable Companies as at the Latest Practicable Date over their respective closing prices on 13 December 2005 and standardised by the return of the HSHKSI over the same period.

Source: Bloomberg as at the Latest Practicable Date

As shown in the above Table 3, as at the Latest Practicable Date and comparing to 13 December 2005, the Shares underperformed the HSHKSI and the shares of the Comparable Companies except Next Media and Oriental Press.

In order to provide a more comprehensive and meaningful evaluation of the Offer Price, we have further reviewed commonly used valuation parameters for the Comparable Companies and selected the price to earnings ratio (the "PER") as our valuation parameter. In our opinion, valuation of publishing and media-related stocks, which the Company is classified under, are more appropriately valued based on profitability of the companies rather than their assets. Accordingly, the Company should be more appropriately valued on an earnings-multiple basis as a valuation parameter for the Company. Details of the analysis are illustrated in Table 4 below.

Table 4: Analysis of the PER for the Company and the Comparable Companies

Company	PER as at the Latest Practicable Date
	Times
HKET	16.5
Ming Pao	30.2
Next Media	19.0
Oriental Press	22.0
Sing Tao	5.0
Simple average	**18.5**
The Offer	**12.7**[Note]

Note: Calculated based on the Offer Price multiplied by the Shares outstanding as at the Latest Practicable Date and then divided by the profit attributable to the Shareholders as stated in the 2006 Annual Report.

Sources: Latest annual reports of the Company and the Comparable Companies and Bloomberg as at the Latest Practicable Date.

As shown in the Table 4 above, we note that the PERs of the Comparable Companies range from approximately 5.0 times to approximately 30.2 times, with a simple average of approximately 18.5 times.

The PER as represented by the Offer Price is less than the simple average of the PERs of the Comparable Companies and is at the low end of such PERs' range.

In light of the above, we are of the view that the Offer price is not attractive as far as the Independent Shareholders are concerned.

3. Liquidity of the Shares

In our analysis of the liquidity of the Shares, we made reference to the following chart and tables of the daily trading volume of the Shares.

Chart 3: Daily trading volume of the Shares


50,000,000
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Number of Shares
03 Jan 03
03 Mar 03
03 May 03
03 Jul 03
03 Sep 03
03 Nov 03
03 Jan 04
03 Mar 04
03 May 04
03 Jul 04
03 Sep 04
03 Nov 04
03 Jan 05
03 Mar 05
03 May 05
03 Jul 05
03 Sep 05
03 Nov 05
03 Jan 06
03 Mar 06
03 May 06
03 Jul 06
03 Sep 06
03 Nov 06
03 Jan 07
03 Mar 07
03 May 07
03 Jul 07
03 Sep 07
03 Nov 07
03 Jan 08

Source: Bloomberg as at the Latest Practicable Date

As shown in the Chart 3 above, the trading volume of the Shares from 3 January 2003 to the Latest Practicable Date were, in general, thin.

In order to assess the trading volume of the Shares compared to its peers in the same industry, we have compared the monthly trading volumes of the Shares with that of the Comparable Companies, which are set out in Tables 5 and 6 below.

Table 5: Monthly trading volume over total issued shares of the Company and the Comparable Companies

	The Company	HKET	Ming Pao	Next Media	Oriental Press	Sing Tao
Month	**Monthly trading volume over total issued Share** Notes	**Monthly trading volume over total issued share** Notes	**Monthly trading volume over total issued share** Notes	**Monthly trading volume over total issued share** Notes	**Monthly trading volume over total issued share** Notes	**Monthly trading volume over total issued share** Notes
	%	%	%	%	%	%
October 2005	2.91	1.48	0.25	1.31	4.34	0.82
November 2005	2.08	1.94	0.19	1.72	3.65	0.56
December 2005	1.84	4.85	0.69	2.52	2.95	0.50
January 2006	1.77	3.19	0.37	0.83	4.81	2.36
February 2006	1.22	1.97	0.09	1.49	4.33	6.59
March 2006	2.07	1.80	0.11	0.90	6.45	3.11
April 2006	2.10	3.85	0.19	0.92	5.60	2.70
May 2006	4.42	2.73	0.11	0.50	1.91	1.01
June 2006	3.49	3.38	0.24	0.86	1.48	0.24
July 2006	2.20	1.88	0.65	0.35	4.14	0.76
August 2006	0.64	1.83	0.15	0.32	2.24	1.12
September 2006	0.36	2.00	0.25	13.21	1.66	0.83
October 2006	0.49	6.68	0.27	1.25	4.63	0.61
November 2006	3.57	1.83	0.19	0.94	3.63	0.88
December 2006	1.62	0.92	0.20	2.17	2.16	4.47
January 2007	1.04	2.64	1.95	3.54	1.76	1.40
February 2007	1.30	0.85	0.64	1.85	1.61	1.06
March 2007	1.26	1.83	0.19	0.95	1.92	1.38
April 2007	0.55	2.27	2.02	0.88	2.23	0.55
May 2007	1.18	1.20	0.71	1.34	1.73	3.75
June 2007	0.57	4.90	16.00	1.91	1.50	0.82
July 2007	0.65	6.08	0.47	1.49	3.38	0.96
August 2007	1.34	6.70	0.47	0.44	2.51	11.45
September 2007	2.20	5.25	0.25	0.22	1.59	2.08
October 2007	5.36	4.26	0.47	0.77	1.93	0.82
November 2007	2.93	4.42	0.30	1.62	4.27	0.63
December 2007	10.02	1.92	0.05	1.79	12.64	0.32
Simple average for year 2006	**2.00**	**2.67**	**0.24**	**1.98**	**3.59**	**2.06**
Simple average for year 2007	**2.37**	**3.53**	**1.96**	**1.40**	**3.09**	**2.10**
Simple average for the period from October 2005 to December 2007	**2.19**	**3.06**	**1.02**	**1.71**	**3.37**	**1.92**

Notes:

1. *Calculated based on monthly trading volume of the Company and the Comparable Companies over their respective total issued shares as quoted from Bloomberg.*

2. *Monthly trading volume of August 2005 and September 2005 are excluded since the trading in shares of HKET commenced on 3 August 2005 and initial trading is not representative.*

Source: Bloomberg as at the Latest Practicable Date

Table 6: Monthly trading volume over free float shares of the Company and the Comparable Companies

Month	The Company Monthly trading volume over free float Share Notes %	HKET Monthly trading volume over free float share Notes %	Ming Pao Monthly trading volume over free float share Notes %	Next Media Monthly trading volume over free float share Notes %	Oriental Press Monthly trading volume over free float share Notes %	Sing Tao Monthly trading volume over free float share Notes %
October 2005	8.02	5.14	1.00	5.09	10.17	2.22
November 2005	5.74	6.75	0.74	6.65	8.56	1.52
December 2005	5.09	16.87	2.75	9.77	6.92	1.36
January 2006	3.17	11.11	1.49	2.51	11.27	6.38
February 2006	2.18	6.84	0.35	4.52	10.14	17.80
March 2006	3.71	6.27	0.43	2.72	15.13	8.47
April 2006	3.76	13.38	0.75	2.77	13.12	7.70
May 2006	7.89	9.49	0.41	1.51	4.47	2.92
June 2006	6.23	11.84	0.90	2.96	3.47	0.68
July 2006	3.92	6.61	2.39	1.21	9.75	2.20
August 2006	1.14	5.73	0.55	1.10	5.27	3.22
September 2006	0.64	6.27	0.92	32.24	3.90	2.40
October 2006	0.87	17.58	1.00	4.94	10.88	1.77
November 2006	6.08	4.82	0.71	3.73	8.53	2.54
December 2006	2.71	2.42	0.74	8.64	5.09	12.97
January 2007	1.72	6.94	7.22	14.13	4.13	4.06
February 2007	2.15	2.16	2.38	7.36	3.79	3.08
March 2007	2.08	4.66	0.69	3.77	4.60	4.01
April 2007	0.90	5.80	7.47	3.49	5.38	1.59
May 2007	1.96	3.06	2.62	5.32	4.18	10.24
June 2007	0.93	12.52	61.23	7.60	3.60	2.34
July 2007	1.07	15.52	1.81	5.91	8.13	2.72
August 2007	2.22	19.65	1.83	1.73	6.04	32.61
September 2007	3.40	15.48	0.97	0.87	3.84	6.50
October 2007	8.98	12.15	1.80	3.03	4.66	2.65
November 2007	4.91	12.60	1.17	6.45	10.28	2.02
December 2007	18.31	5.47	0.21	7.15	32.27	1.05
Simple average for year 2006	**3.53**	**8.53**	**0.89**	**5.74**	**8.42**	**5.75**
Simple average for year 2007	**4.05**	**9.67**	**7.45**	**5.57**	**7.58**	**6.07**
Simple average for the period from October 2005 to December 2007	**4.07**	**9.15**	**3.87**	**5.82**	**8.06**	**5.45**

Notes:

1. *Calculated based on month trading volume of the Company and the Comparable Companies over their respective free float shares as quoted from Bloomberg.*

2. *Monthly trading volume of August 2005 and September 2005 are excluded since the trading in shares of HKET commenced on 3 August 2005 and initial trading is not representative.*

Source: Bloomberg as at the Latest Practicable Date

As shown in the Table 5 above, the average trading volume of the shares of the Comparable Companies based on their respective total issued shares for the period from October 2005 to December 2007 range from approximately 1.02% to approximately 3.37%.

We note that the average monthly trading volume of the Shares of 2.19% based on the Company's total issued Shares for this period is near the middle of the range as represented by the Comparable Companies. In addition, the average monthly trading volume of the Shares based on the Company's total issued Shares for year 2006 and year 2007 are 2.00% and 2.37% respectively. These two figures are also near the middle of the range as represented by the Comparable Companies for their respective periods.

On the other hand, as shown in Table 6 above, the average trading volume of the shares of the Comparable Companies based on their free float shares for the period from October 2005 to December 2007 range from approximately 3.87% to approximately 9.15%. The average monthly trading volume of the Shares of 4.07% based on the Company's free float Shares for this period is at the low end of the range as represented by the Comparable Companies. Moreover, the figures of 3.53% and 4.05% for year 2006 and year 2007 respectively are also at the low end of the range as represented by the Comparable Companies for their respective periods.

In light of the above, we are of the view that the liquidity of the Shares has been relatively low.

4. Publishing Titles

It was disclosed in the 2006 Annual Report that American Appraisal China Limited (the "Valuer"), an independent valuer, had valued two of the Group's publishing titles, *SCMP* and *SMP* (the "Publishing Titles"), on an open market basis at approximately HK$4.4 billion as at 31 December 2004 (the "2004 Valuation") and the Directors had adopted the 2004 Valuation in their annual valuation of the Publishing Titles as at 31 December 2006.

The 2004 Valuation is not reflected in the Group's financial statements as the then accounting principles generally accepted in Hong Kong and the accounting policies of the Company require publishing titles with indefinite useful lives to be stated at cost less any accumulated amortisation and any accumulated impairment losses.

The Publishing Titles were acquired in 1987 and their useful lives had been determined to be 10 years. The cost of HK$1.82 billion was fully amortised by 1997. Publishing titles that have been fully amortised in prior years have not been restated. They are included in the Group's financial statements at zero carrying amounts.

As stated in the letter from the Board in this Response Document, the Company was recently informed by the Valuer that a modeling error was made in the 2004 Valuation which would result in the reduction of the 2004 Valuation from approximately HK$4.4 billion to approximately HK$3.0 billion.

As stated in the section headed "Offer Price" above, we are of the opinion that the Company is more appropriately valued based on an earnings-multiple basis rather than its asset value and as the carrying value of the Publishing Titles have been fully amortised and stated at zero as at 31 December 2006, the issue in relation to the 2004 Valuation has no implication on our analysis.

5. Net asset value

As stated in the section headed "Offer Price" above, we are of the opinion that the Company is more appropriately valued based on an earnings-multiple basis and, therefore, net asset value is not used in our analysis.

For reference, according to the 2006 Annual Report, the audited net asset value of the Group as at 31 December 2006 is approximately HK$1,882.8 million and, based on 1,560,945,596 Shares in issue as at 31 December 2006, the audited net asset value per Share is approximately HK$1.21. The unaudited net asset value of the Group as at 30 June 2007 is approximately HK$1,859.6 million and the unaudited net asset value per Share is approximately HK$1.19, based on the same number of Shares in issue. This represents a slight decrease of the net asset value of Share of approximately 1.65%.

We would like to draw the attention of the Independent Shareholders to the following possible impact on the asset value of the Company.

According to the Valuation Report contained in Appendix II to this Response Document, the total capital value of the Group's property interests amounted to approximately HK$1,352.1 million as at 30 November 2007, of which the capital value of investment properties amounted to approximately HK$1,040.1 million. This represents a valuation surplus of approximately HK$266.3 million and a corresponding deferred tax liability of approximately HK$45.0 million, or, as a whole, a net valuation surplus of approximately HK$221.3 million (or approximately HK$0.14 per Share), based on the audited and unaudited carrying values of investment properties as at 31 December 2006 and 30 June 2007 of approximately HK$773.8 million.

However, we would like to highlight that the valuation of the investment property located at Clear Water Bay Road, Hang Hau, New Territories, Hong Kong ("TV City") is subject to the negotiation of land premium with the Lands Department of the Government of the Hong Kong Special Administrative Region ("Hong Kong Government"). We have been informed by the Company that it has not received any written notification from the Hong Kong Government concerning the amount of the land premium. Although the property market in Hong Kong has experienced a significant upward trend during 2007 and it appears that this trend is continuing due to the expectation of lower interest rate and shortage of supply, there is uncertainty as to the final land premium settlement with the Hong Kong Government and the sentiment of the property market in Hong Kong which may result in a significant deviation from the capital value of the TV City of HK$500 million.

We also note that the Company has an approximately 21.3% interest in The Post Publishing Public Company Limited ("Bangkok Post Company"), a company listed on the Stock Exchange of Thailand. Bangkok Post Company is principally engaged in the publishing

and distribution of newspaper, magazines and books. As at 31 December 2006, the Company reported the total "interests in associates" at approximately HK$53.2 million which includes the approximately 21.3% interest in Bangkok Post Company. As at the Latest Practicable Date, this interest in Bangkok Post Company had a market value of approximately HK$137.4 million based on closing price on the Latest Practicable Date of 5.1 Baht, total issued shares of 500 million shares in Bangkok Post Company and exchange rate of HK$0.2530 to 1 Baht. This market value represents a surplus of approximately HK$88.3 million, or approximately HK$0.057 per Share, and approximately HK$84.0 million, or approximately HK$0.054 per Share, over the carrying values of the 21.3% interest in Bangkok Post Company of approximately HK$49.1 million as at 31 December 2006 and HK$53.4 million as at 30 June 2007 respectively.

6. Dividend

In assessing the dividend policy of the Company, we have reviewed and compared the historical dividend payout ratios and the dividend yields of the Company with the Comparable Companies. The details of the analysis are set out in the following table.

Table 7: Historical annual dividend payout ratios and dividend yields of the Company and the Comparable Companies

Company	Dividend payout ratio Note 1, 4		Dividend yield Note 2, 4	
	For the year ended		For the year ended	
	31 March 2007/ 31 December 2006 %	31 March 2006/ 31 December 2005 %	31 March 2007/ 31 December 2006 %	31 March 2006/ 31 December 2005 %
HKET	39.2	37.8	2.4	1.9
Ming Pao	51.2	40.8	1.7	3.9
Next Media	87.5	85.1	4.6	5.7
Oriental Press	77.9	85.2	3.5	4.0
Sing Tao	22.3	8.2	4.5	2.0
The Company	**87.6**	**95.0**	**7.0**	**5.5**
The Offer	**n/a**	**n/a**	**6.9** Note 3	**5.5** Note 3

Notes:

1. *Calculated based on annual dividend over the respective profit attributable to the shareholders of the Company or the Comparable Companies.*

2. *Calculated based on annual dividend over the respective closing share prices as at the Latest Practicable Date of the Company and the Comparable Companies.*

3. *Calculated based on annual dividend over the Offer Price.*

4. *Excluded special dividend paid.*

Sources: Annual reports of the Company and the Comparable Companies and Bloomberg as at the Latest Practicable Date.

As shown in the above Table 7, we note that the dividend payout ratios and dividend yields of the Company are above the respective ranges of the Comparable Companies for the past two financial years, except for the year of 2005/2006 where the dividend yield of the Company is at the high end of the range of the Comparable Companies.

High dividend payout ratio means that a substantial portion of the profits is paid to shareholders while less profits are reinvested back into the business to create future growth. The nature of the principal business of the Group does not require significant investment subject to the possible funding requirements for the development of the TV City if the Group decides to develop this project. In this respect, we note that the combined amount of cash and bank balances and available-for-sale financial assets was approximately HK$463.8 million as at 31 December 2006, a growth of approximately 40.8% from that of approximately HK$329.3 million as at 31 December 2005, while the unsecured long-term bank loan stood at approximately HK$17 million as at 31 December 2006. Dependent upon the strategic plan of the Group, funding requirements for the development of the TV City and subject to an unforeseeable operating environment, it appears that the Group is capable of maintaining its dividend policy.

Accordingly, we consider that the Offer Price appears not adequate because the dividend yields of the Shares are higher than the current saving deposit rates in Hong Kong, assuming the Independent Shareholders are not able to find an alternative investment if they accept the Offer.

MARKET CONDITIONS

Notwithstanding our recommendation set out below, the recent exceptional volatility and decline in the Hong Kong stock market since the Last Trading Date may cause Independent Shareholders to reconsider their exposure to equity investments generally and result in a decision to divest themselves of their shareholding in the Company.

Those Independent Shareholders who wish to realise part or all of their Shares should have regard to the market price of the Shares before the closing of the Offer and consider selling their Shares in the open market rather than accepting the Offer. Although Independent Shareholders selling at below the Offer Price run the risk of foregoing the full Offer consideration should the Offer become unconditional, Independent Shareholders may prefer the certainty of selling in the market.

Should such Independent Shareholders find that they cannot sell their Shares in the market at their target price due to the poor liquidity in the Shares, they may consider accepting the Offer. We draw Independent Shareholders' attention to the acceptance condition and remind them that if this condition is not satisfied then the Offer will lapse and their Shares will be returned to them.

RECOMMENDATION

Having considered the above principal factors and reasons, in particular:

(i) strong economic fundamentals in Hong Kong together with an un-geared balance sheet (after deducting bank balances and deposits) provide the Group with a sound base for the future;

(ii) management's ability to control staff costs and production costs despite a competitive environment;

(iii) lower PER of the Company based on the Offer Price compared with the Comparable Companies; and

(iv) higher dividend payout ratio and dividend yield of the Company compared with the Comparable Companies,

we do not consider the terms of the Offer to be fair and reasonable insofar as the Independent Shareholders are concerned.

Accordingly, we advise the Independent Board Committee to recommend to the Independent Shareholders not to accept the Offer.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited

Liu Chee Ming — *Managing Director*

Lenny Li — *Assistant Director*

I. FINANCIAL SUMMARY

Set out below is a summary of the financial results of the Group for each of the three years ended 31 December 2006 as extracted from the annual reports of the Company for the years ended 31 December 2005 and 2006 and the six months ended 30 June 2007 as extracted from the interim report of the Company for the six months ended 30 June 2007. For the accounting period commencing on 1 January 2005, the Group adopted the new Hong Kong Financial Reporting Standards and the comparatives for the year ended 31 December 2004 have been restated as required in the Group's financial statements for the year ended 31 December 2005. The restated figures have been adopted for the purpose of this summary. The auditor's report as set out in the annual report of the Company for each of the three years ended 31 December 2006 did not contain any qualification. There were no exceptional and/or extraordinary items for each of the three years ended 31 December 2006 and the six months ended 30 June 2007.

Results

	Year ended 31 December			For the six months ended 30 June
	2004	**2005**	**2006**	**2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(Restated)	(Audited)	(Audited)	(Unaudited)
Revenue	1,374,673	1,120,376	1,213,156	632,860
Profit before income tax	370,996	310,854	427,475	221,970
Income tax expense	(48,182)	(58,971)	(80,047)	(39,710)
Profit for the year/period	322,814	251,883	347,428	182,260
Attributable to:				
Shareholders	317,146	246,357	338,584	175,000
Minority interests	5,668	5,526	8,844	7,260
	322,814	251,883	347,428	182,260
Dividends	234,142	234,142	296,580	124,876
Earnings per share *(in HK cents)*				
– Basic and diluted	20.32	15.78	21.69	11.21
Dividend per share *(in HK cents)*	15.00	15.00	19.00	8.00

Assets and Liabilities

	As at 31 December			As at 30 June
	2004	**2005**	**2006**	**2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(Restated)	(Audited)	(Audited)	(Unaudited)
Total assets	2,206,802	2,138,154	2,292,935	2,213,401
Total liabilities	(509,542)	(407,244)	(398,348)	(334,844)
Total equity	1,697,260	1,730,910	1,894,587	1,878,557
Minority interests	(12,320)	(10,406)	(11,832)	(18,948)
Shareholders' funds	1,684,940	1,720,504	1,882,755	1,859,609

II. AUDITED FINANCIAL STATEMENTS FOR THE TWO YEARS ENDED 31 DECEMBER 2006

Set out below are the audited consolidated balance sheet of the Group and the audited balance sheet of the Company as at 31 December 2005 and 31 December 2006, the audited consolidated income statement of the Group for the two years ended 31 December 2005 and 2006, the audited consolidated statement of changes in equity of the Group and the audited consolidated cash flow statement of the Group for the two years ended 31 December 2005 and 2006, together with the accompanying notes to the financial statements extracted from the annual report of the Company for the year ended 31 December 2006:

Consolidated Balance Sheet
As at 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	566,953	623,025
Investment properties	7	773,800	733,000
Lease premium for land	8	32,609	33,630
Intangible assets	9	34,920	35,791
Interests in associates	11	53,169	45,443
Available-for-sale financial assets	12	208,516	147,828
Defined benefit plan's assets	27(a)	39,611	33,539
		1,709,578	1,652,256
Current assets			
Inventories	13	29,252	38,418
Accounts receivable	14	281,771	245,217
Prepayments, deposits and other receivables		17,028	20,814
Cash and bank balances	30(c)	255,306	181,449
		583,357	485,898
Total assets		2,292,935	2,138,154
EQUITY			
Capital and reserves			
Share capital	15	156,095	156,095
Reserves		1,523,737	1,408,314
Proposed dividend		202,923	156,095
	16(a)	1,726,660	1,564,409
Shareholders' funds		1,882,755	1,720,504
Minority interests		11,832	10,406
Total equity		1,894,587	1,730,910

	Notes	2006 HK$'000	2005 HK$'000
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured	17	17,000	17,000
Deferred income tax liabilities	18	111,833	105,461
		128,833	122,461
Current liabilities			
Accounts payable and accrued liabilities	19	149,881	134,996
Subscriptions in advance		23,037	24,431
Current income tax liabilities		81,672	66,725
Short-term bank loan, unsecured	17	1,990	51,918
Bank overdraft, secured	17	12,935	6,713
		269,515	284,783
Total liabilities		398,348	407,244
Total equity and liabilities		2,292,935	2,138,154
Net current assets		313,842	201,115
Total assets less current liabilities		2,023,420	1,853,371

Consolidated Income Statement
Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Revenue	5	1,213,156	1,120,376
Other income		4,436	3,858
Staff costs	20	(377,084)	(369,291)
Cost of production materials		(178,350)	(170,377)
Rental and utilities		(35,226)	(30,842)
Depreciation and amortisation		(65,609)	(77,955)
Advertising and promotion		(30,989)	(30,535)
Other operating expenses		(148,341)	(154,066)
Fair value gain on investment properties		40,070	50,400
Gain on disposal of available-for-sale financial assets		13,680	711
Impairment of non-current assets		(16,186)	(35,704)
Operating profit	21	419,557	306,575
Net interest income/(expense)	22	2,128	(131)
Share of profits of associates		5,790	4,410
Profit before income tax		427,475	310,854
Income tax expense	23	(80,047)	(58,971)
Profit for the year		347,428	251,883
Attributable to:			
Shareholders	24	338,584	246,357
Minority interests		8,844	5,526
		347,428	251,883
Dividends	25	296,580	234,142
Earnings per share			
Basic and diluted	26	21.69 cents	15.78 cents

Consolidated Statement of Changes in Equity

Year ended 31 December 2006

	Attributable to shareholders									
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2005	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	12,320	1,697,260
Available-for-sale financial assets										
– Fair value gain taken to equity	–	–	22,603	–	–	–	–	22,603	–	22,603
– Transfer to profit or loss on disposal	–	–	5	–	–	–	–	5	–	5
Exchange differences on consolidation	–	–	–	–	–	(1,558)	–	(1,558)	60	(1,498)
Fair value gain on leasehold building	–	–	–	3,000	–	–	–	3,000	–	3,000
Deferred income tax directly charged to reserve	–	–	–	(701)	–	–	–	(701)	–	(701)
Loss on cash flow hedges	–	–	–	–	(3,748)	–	–	(3,748)	–	(3,748)
Transfer to initial carrying amount of property, plant and equipment	–	–	–	–	3,748	–	–	3,748	–	3,748
Net income/(expense) recognised directly in equity	–	–	22,608	2,299	–	(1,558)	–	23,349	60	23,409
Profit for the year	–	–	–	–	–	–	246,357	246,357	5,526	251,883
Total recognised income/(expense) for the year	–	–	22,608	2,299	–	(1,558)	246,357	269,706	5,586	275,292
Dividends	–	(156,095)	–	–	–	–	(78,047)	(234,142)	(7,500)	(241,642)
Balance at 31 December 2005	197,066	865,672	93,216	3,624	–	(35,938)	596,864	1,720,504	10,406	1,730,910
Balance at 1 January 2006	197,066	865,672	93,216	3,624	–	(35,938)	596,864	1,720,504	10,406	1,730,910
Available-for-sale financial assets										
– Fair value gain taken to equity	–	–	76,248	–	–	–	–	76,248	–	76,248
– Transfer to profit or loss on disposal	–	–	(9,662)	–	–	–	–	(9,662)	–	(9,662)
Exchange differences on consolidation	–	–	–	–	–	6,833	–	6,833	82	6,915
Net income recognised directly in equity	–	–	66,586	–	–	6,833	–	73,419	82	73,501
Profit for the year	–	–	–	–	–	–	338,584	338,584	8,844	347,428
Total recognised income for the year	–	–	66,586	–	–	6,833	338,584	412,003	8,926	420,929
Dividends	–	–	–	–	–	–	(249,752)	(249,752)	(7,500)	(257,252)
Balance at 31 December 2006	197,066	865,672	159,802	3,624	–	(29,105)	685,696	1,882,755	11,832	1,894,587

Consolidated Cash Flow Statement
Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Cash flows from operating activities			
Cash generated from operations	30(a)	428,465	346,556
Hong Kong profits tax paid		(58,243)	(7,558)
Overseas tax paid		(485)	(555)
Net cash generated from operating activities		369,737	338,443
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets		(24,415)	(110,945)
Purchase of additional interests in an associate		–	(6,963)
Interest received		5,297	6,630
Dividends received from:			
Listed investments		2,612	2,463
Associates		4,855	5,547
Proceeds from disposal of a discontinued operation		–	4,091
Proceeds from sale of available-for-sale financial assets		19,744	951
Proceeds from sale of property, plant and equipment		226	267
Net cash generated from/(used in) investing activities		8,319	(97,959)
Cash flows from financing activities			
Repayment of long-term bank loans	30(b)	(50,000)	(230,000)
Drawdown of short-term bank loans	30(b)	–	51,918
Dividends paid to a minority shareholder of a subsidiary	30(b)	(7,500)	(7,500)
Dividends paid	25	(249,752)	(234,142)
Interest paid		(3,169)	(6,761)
Net cash used in financing activities		(310,421)	(426,485)
Net increase/(decrease) in cash and cash equivalents		67,635	(186,001)
Cash and cash equivalents at 1 January		174,736	360,737
Cash and cash equivalents at 31 December		242,371	174,736
Analysis of cash and cash equivalents			
Cash and bank balances	30(c)	255,306	181,449
Bank overdraft		(12,935)	(6,713)
		242,371	174,736

Balance Sheet

As at 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Interests in subsidiaries	10	1,360,422	1,515,703
Current assets			
Cash and bank balances	30(c)	609	610
Total assets		1,361,031	1,516,313
EQUITY			
Capital and reserves			
Share capital	15	156,095	156,095
Reserves		1,002,013	1,204,123
Proposed dividend		202,923	156,095
	16(b)	1,204,936	1,360,218
Total equity		1,361,031	1,516,313

Notes to the Financial Statements

1. CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability. Its principal place of business is Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, video and film post-production, properties investment and music publishing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain properties and available-for-sale financial assets, as further explained below.

(b) The adoption of new/revised HKFRS

HKICPA has issued a number of new standards, amendments to standards and interpretations that have become effective for the year ended 31 December 2006, including the following that are relevant to the Group's operations:

HKAS 19 Amendment:	Actuarial Gains and Losses, Group Plan and Disclosures
HKAS 21 Amendment:	Net Investment in a Foreign Operation
HKAS 39 Amendment:	The Fair Value Option
HKAS 39 Amendment:	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HK(IFRIC)-Int 4:	Determining Whether an Arrangement Contains a Lease

These amendments to standards and interpretations had no material impact on the Group's results and financial position except for HKAS 19 Amendment which introduced some changes in the disclosure requirements for defined benefit retirement schemes. These changes have been reflected in these financial statements.

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. This power is deemed to exist when the Group has a shareholding of more than one half of the voting rights in an entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business

combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit for the year between minority interests and the shareholders of the Company.

Interests in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of the post-acquisition profits or losses and post-acquisition movements in reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets of the associates under the equity method of accounting less accumulated impairment losses which are deemed necessary by the Directors.

(d) Revenue recognition

Revenue is recognised when it is probable that the future economic benefits will flow to the Group and when these benefits can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms.

(e) Employee benefits

(i) Employee retirement schemes

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees, the assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the income statement as incurred. For the DC and Top-up schemes, the amounts charged to the income statement may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension cost are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which have similar terms as the related liabilities. Actuarial gains and losses are recognised in the income statement over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(ii) Share-based compensation

The Company has two share option schemes which are parts of remuneration policy with rewards determined based upon the performance of the Group and individual employees. The fair value of the employee services received in exchange for the grant of options is recognised as an expense in the income statement and credited to the employee share-based compensation reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, taking into account the market vesting conditions. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable, and the impact taken to the income statement, and corresponding adjustment to the employee share-based compensation reserve.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

(f) Intangible assets

(i) Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is stated at cost less accumulated impairment losses.

Goodwill acquired in relation to subsidiaries is allocated to cash-generating units and is presented as an intangible asset in the consolidated balance sheet. Goodwill acquired in relation to associates is included in the carrying amounts of the associates.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Publishing titles

Publishing titles with a finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the publishing titles over their estimated useful lives.

Publishing titles with an indefinite useful life are tested at least annually for impairment. They are stated at cost less accumulated impairment losses.

Publishing titles that have been fully amortised in prior years have not been restated. They are included in the financial statements at zero carrying amounts.

(iii) Software cost

Computer software licences are capitalised based on their purchase price and direct cost of preparing the assets for their intended use.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Software costs recognised as assets are amortised using the straight-line method over their estimated useful lives ranging from five to seven years.

(g) Property, plant and equipment

Property, plant and equipment, other than assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Cost may also include transfers from hedging reserve of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Fair value gains on property, plant and equipment are dealt with in the asset revaluation reserve. Fair value losses are charged to the income statement to the extent that they exceed fair value gains arising previously on the individual assets. A subsequent fair value increase is recognised as income to the extent that it reverses a fair value loss of the same asset previously charged to the income statement.

Depreciation is calculated using the straight-line method to allocate cost or revalued amounts of the property, plant and equipment to their residual values over the following estimated useful lives:

Leasehold buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(h) Impairment of assets

Intangible assets that have an indefinite life are tested at least annually for impairment. Intangible assets with a finite life and other property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the carrying amount of the assets to their recoverable amount. Such impairment losses are recognised in the income statement except where an item of property, plant and equipment has been revalued and the impairment loss does not exceed the balance in the asset revaluation reserve, in which case the impairment loss is recognised as a reduction in the asset revaluation reserve.

(i) Investment properties

Investment properties are properties that are held to earn rentals or for capital appreciation or both. They comprise land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the definition of investment property is met.

Investment properties are measured initially at costs, including related transaction costs. After initial recognition, investment properties are carried at fair values, with changes in fair values recognised in the income statement. The methods used to determine the fair values of the investment properties are set out in note 7.

Subsequent expenditure on an investment property is included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.

If an owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised as a movement in the asset revaluation reserve. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

(j) Financial instruments

The Group's financial instruments comprise available-for-sale financial assets, accounts receivable, cash and bank balances, accounts payable, bank loans and overdraft and share capital.

(i) Available-for-sale financial assets

Available-for-sale financial assets represent share investments that are not held for trading purposes.

Purchases and sales of available-for-sale financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the shares. They are initially recognised at fair value plus transaction costs and subsequently carried at fair value at each balance sheet date. Unrealised gains and losses arising from changes in the fair values are recognised in investment revaluation reserve. When the shares are subsequently sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from available-for-sale financial assets.

The fair values of quoted investments are determined directly by reference to published price quotations from the relevant stock exchanges. For unlisted shares, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis.

The Group assesses at each balance sheet date whether there is objective evidence that the available-for-sale financial assets are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is removed from investment revaluation reserve and recognised in the income statement. Impairment losses previously recognised are not reversed through the income statement.

Dividends from available-for-sale financial assets are recognised when the right to receive payment is established.

(ii) Accounts receivable

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts. An impairment loss on accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairment loss is recognised in the income statement.

(iii) Cash and bank balances

Cash and bank balances comprise cash on hand and demand deposits, and other short term highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

For the purpose of consolidated cash flow statement, cash and cash equivalents represent cash and bank balances with original maturities of three months or less and bank overdrafts that are repayable on demand. Bank overdrafts are shown separately as current liabilities in the balance sheet.

Interest income on bank deposits is recognised on a time proportion basis, taking into account the principal amounts outstanding and the effective interest rates applicable.

(iv) Accounts payable

Accounts payable are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

(v) Bank loans and overdraft

Interest-bearing bank loans and overdraft are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings as finance costs in the income statement.

(vi) Share capital

Ordinary shares are classified as equity. The par value of the shares issued and fully paid is recognised in the share capital account. Any excess of proceeds from a new issue of shares (net of any incremental costs directly attributable to the new issue) over the par value of the shares issued is recognised in the share premium account.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(l) Income tax expense

Tax expense is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current income tax is based on estimated assessable profits for the year. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Unpaid current income tax for current and prior periods is recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

Deferred income tax liability is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax liability is determined using tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax liability is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Foreign currency transactions

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on available-for-sale financial assets are included in the investment revaluation reserve.

(iii) Group companies

On consolidation, the balance sheet of subsidiaries and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate. The resulting translation differences are included in the translation reserve. When any of these subsidiaries or associates is sold, any translation differences previously recognised in respect of such subsidiary or associate are transferred to the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(n) Leases

(i) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including lease premium for land held for own use, net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Investment properties acquired under finance leases are carried at their fair value.

(o) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(p) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segment operating in other economic environments.

The Group has determined that business segments are to be presented as the primary reporting format. No geographical reporting format is presented as Group's businesses are substantially based in Hong Kong.

(q) **Dividend distribution**

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) **Recently issued HKFRSs**

At the date of approval of these financial statements, the following standards relevant to the Group have been issued but were not yet effective:

HKAS 1 Amendment:	Capital Disclosures
HKFRS 7:	Financial Instruments: Disclosures
HKFRS 8:	Operating Segments

HKAS 1 Amendment and HKFRS 7 will be effective for financial year beginning on or after 1 January 2007. HKFRS 8 will be effective for financial year beginning on or after 1 January 2009. The Group has not early adopted these standards.

The Group has carried out an assessment of HKAS 1 Amendment and HKFRS 7 and considered that they will have no material impact on the Group's financial statements, but will introduce certain new disclosure items.

HKFRS 8 provides for a new mechanism in the identification of reportable segments based on management reporting system. This standard also sets out criteria for the aggregation of two or more operating segments and the quantitative thresholds for segmental disclosures. The Group is not yet in a position to state whether HKFRS 8 would have a significant impact on its financial statements.

(s) **Comparative figures**

Certain comparative figures have been reclassified to conform to current year's presentation for a fairer representation of the Group's activities. These reclassifications have no effect on financial position, profit for the year or the cash flows of the Group.

3. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks, particularly interest rate, currency, price, liquidity and credit risks. Where appropriate, the Group's risk management policies seek to minimise potential adverse effects of these risks on the financial performance of the Group. The policies for managing these risks are summarised below.

(a) **Interest rate risk**

The Group has cash balances placed with reputable banks and financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

The Group's bank loans also expose it to interest rate risk. The Group manages the risk by setting roll-over periods of various duration after due consideration of market conditions and expectation of future interest rate.

(b) **Currency risk**

The currency risk of the Group arises mainly from its purchases of raw material and capital expenditure denominated in currencies other than the functional currency. In addition, the Group also has foreign investments, foreign currency deposits and investments in foreign subsidiaries and associates whose net assets are exposed to currency risk.

Where appropriate, the Group hedges against its currency risk resulting from the purchase transactions in foreign currency, its foreign currency denominated investments and net assets of its foreign subsidiaries and associates.

(c) **Price risk**

The Group has investments in shares of companies listed in Hong Kong and overseas stock exchanges. The market values of these investments are affected by, amongst others, changes in market prices as a result of changes in global economic conditions, macro and micro economic factors affecting the country where the investments are quoted, and factors specific to the investee companies.

The fluctuations in market prices due to the above factors are unforeseen. The Group monitors changes in these factors, and responds to them as and when appropriate and necessary.

(d) **Liquidity risk**

The Group's objective is to maintain a balance between the continuity and the flexibility of funding through the use of bank loans and overdraft. In addition, banking facilities have been put in place for contingency purposes.

(e) **Credit risk**

The Group's credit risk arises mainly from its bank deposits and accounts receivable. To mitigate the risk arising from banks, the Group places its deposits with a number of reputable banks.

The Group manages its credit risk associated with accounts receivable through the application of credit approvals, credit ratings and monitoring procedures. The Group also obtains bankers' guarantees from certain customers.

Credit sales are only made to customers with appropriate credit history or high credit standing while sales to new customers or customers of low credit standing are usually made on an advance payment or cash on delivery basis.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) **Judgements**

In the process of applying the Group's accounting policies, the management has made the following judgements that have the most significant effect on the amounts recognised in the financial statements.

Impairment of property, plant and equipment

As described in note 2(h), impairment assessments on property, plant and equipment are performed when there are indications that the carrying amount of the assets may not be recoverable.

(i) In the light of the continued losses of the video and film post-production operation in Guangzhou, the Group has carried out impairment assessments on its property, plant and equipment. Impairment loss of HK$12,542,000 has been recognised accordingly.

(ii) With reference to the valuation carried out by DTZ Debenham, an independent professional valuer, the Group has performed an impairment assessment on its investment properties and leasehold buildings. The result of which indicated that the fair value of one of the leasehold buildings was below its carrying value. Accordingly, an impairment loss of HK$3,644,000 was recognised.

(b) Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Defined benefit plan's assets

Determining the carrying amount of defined benefit plan's assets requires actuarial assumptions made in respect of discount rate, rate of return on plan assets and rate of future salary increases. Changes to these assumptions could have a significant risk of causing a material adjustment to the carrying amount in the balance sheet. Details of these actuarial assumptions are set out in note 27(a).

5. REVENUE AND SEGMENT INFORMATION

Turnover consists of revenue from all of the Group's principal activities, which comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income. Total revenue from these principal activities amounted to HK$1,213,156,000 and HK$1,120,376,000 for the year ended 31 December 2006 and 2005 respectively.

An analysis of the Group's revenue for the year is as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Revenue		
Newspapers, magazines and other publications	1,172,208	1,076,996
Investment properties	17,559	16,306
Video and film post-production	19,035	22,600
Music publishing	4,354	4,474
	1,213,156	1,120,376

Revenue from newspapers, magazines and other publications included revenue of HK$6,957,000 (2005: HK$7,633,000) arising from exchanges of goods or services with third parties.

Substantially all the activities of the Group are based in Hong Kong and below is segment information by business segment:

Year ended 31 December 2006

	Newspapers, magazines and other publications *HK$'000*	Investment properties *HK$'000*	Video and film post-production *HK$'000*	Music publishing *HK$'000*	Total *HK$'000*
Revenue	1,172,208	17,559	19,035	4,354	1,213,156
Segment results and operating profit	381,563	52,659	(16,457)	1,792	419,557
Share of profits of associates	5,790	–	–	–	5,790
Net interest income					2,128
Profit before income tax					427,475
Income tax expense					(80,047)
Profit for the year					347,428
Segment assets	1,454,708	777,063	6,605	1,390	2,239,766
Interests in associates	53,169	–	–	–	53,169
Total assets					2,292,935
Segment liabilities	(170,831)	(10,066)	(22,348)	(1,598)	(204,843)
Unallocated liabilities					(193,505)
Total liabilities					(398,348)
Capital expenditure	23,457	730	225	3	24,415
Depreciation	53,203	–	4,114	15	57,332
Amortisation of intangible assets	7,256	–	–	–	7,256
Amortisation of lease premium for land	1,021	–	–	–	1,021
Impairment losses	3,644	–	12,542	–	16,186

Year ended 31 December 2005

	Newspapers, magazines and other publications *HK$'000*	Investment properties *HK$'000*	Video and film post-production *HK$'000*	Music publishing *HK$'000*	Total *HK$'000*
Revenue	1,076,996	16,306	22,600	4,474	1,120,376
Segment results and operating profit	258,976	63,087	(16,919)	1,431	306,575
Share of profits less losses of associates	4,410	–	–	–	4,410
Net interest expense					(131)
Profit before income tax					310,854
Income tax expense					(58,971)
Profit for the year					251,883
Segment assets	1,326,254	736,707	28,102	1,648	2,092,711
Interests in associates	45,443	–	–	–	45,443
Total assets					2,138,154
Segment liabilities	(194,832)	(9,143)	(29,024)	(2,059)	(235,058)
Unallocated liabilities					(172,186)
Total liabilities					(407,244)
Capital expenditure	109,307	–	1,632	6	110,945
Depreciation	64,672	–	5,110	22	69,804
Amortisation of intangible assets	7,132	–	–	–	7,132
Amortisation of lease premium for land	1,019	–	–	–	1,019
Impairment losses	31,397	–	4,307	–	35,704

6. PROPERTY, PLANT AND EQUIPMENT

	Leasehold buildings *HK$'000*	Other fixed assets *HK$'000*	Assets in progress *HK$'000*	Total *HK$'000*
At 1 January 2005				
Cost or valuation	331,868	901,927	12,351	1,246,146
Accumulated depreciation and impairment losses	(72,162)	(571,544)	–	(643,706)
Net book value at 1 January 2005	259,706	330,383	12,351	602,440
Net book value at 1 January 2005	259,706	330,383	12,351	602,440
Additions	–	12,737	93,417	106,154
Transfer from hedging reserve	–	3,748	–	3,748
Revaluation	3,000	–	–	3,000
Disposals	–	(366)	(20)	(386)
Impairment losses	–	(4,451)	(53)	(4,504)
Reclassification/transfer	(18,000)	105,146	(105,146)	(18,000)
Depreciation	(6,661)	(63,143)	–	(69,804)
Translation differences	–	377	–	377
Net book value at 31 December 2005	238,045	384,431	549	623,025
At 31 December 2005				
Cost or valuation	308,868	1,013,993	602	1,323,463
Accumulated depreciation and impairment losses	(70,823)	(629,562)	(53)	(700,438)
Net book value at 31 December 2005	238,045	384,431	549	623,025

	Leasehold buildings *HK$'000*	Other fixed assets *HK$'000*	Assets in progress *HK$'000*	Total *HK$'000*
At 1 January 2006				
Cost or valuation	308,868	1,013,993	602	1,323,463
Accumulated depreciation and impairment losses	(70,823)	(629,562)	(53)	(700,438)
Net book value at 1 January 2006	238,045	384,431	549	623,025
Net book value at 1 January 2006	238,045	384,431	549	623,025
Additions	–	7,715	9,585	17,300
Disposals	–	(413)	–	(413)
Impairment losses	(3,644)	(12,542)	–	(16,186)
Reclassification/transfer	–	9,408	(9,408)	–
Depreciation	(6,564)	(50,768)	–	(57,332)
Translation differences	–	559	–	559
Net book value at 31 December 2006	227,837	338,390	726	566,953
At 31 December 2006				
Cost or valuation	308,868	1,018,489	779	1,328,136
Accumulated depreciation and impairment losses	(81,031)	(680,099)	(53)	(761,183)
Net book value at 31 December 2006	227,837	338,390	726	566,953

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.

	Leasehold buildings *HK$'000*	Other fixed assets *HK$'000*	Assets in progress *HK$'000*	Total *HK$'000*
Analysis of cost and valuation as at 31 December 2006:				
At cost	299,673	1,018,489	779	1,318,941
At valuation – 1990	9,195	–	–	9,195
	308,868	1,018,489	779	1,328,136
Analysis of cost and valuation as at 31 December 2005:				
At cost	299,673	1,013,993	602	1,314,268
At valuation – 1990	9,195	–	–	9,195
	308,868	1,013,993	602	1,323,463

One of the Group's leasehold buildings was revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$9,195,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provision of paragraph 80A of HKAS 16, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year's financial statements. Had such leasehold building been carried at cost less accumulated depreciation, the carrying value of such leasehold building would have been stated at approximately HK$2,947,000 (2005: HK$3,294,000).

7. INVESTMENT PROPERTIES

	Group 2006 *HK$'000*	2005 *HK$'000*
At 1 January	733,000	664,600
Additions	730	–
Transfer from leasehold buildings	–	18,000
Fair value gain	40,070	50,400
At 31 December	773,800	733,000

Particulars of investment properties held by the Group

	Property	Type	Lease term
(i)	20th and 21st Floors and Car Parking Spaces Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	Offices and car parking spaces	Long
(ii)	The lobby on Ground Floor and the front portion of the 1st, 2nd and 3rd Floors, No. 1 Leighton Road and portion of the canopy on the 1st Floor level, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong	Retail shops, offices and advertising board spaces	Medium

	Property	Type	Lease term
(iii)	Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Workshop unit	Medium
(iv)	Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, Hong Kong	TV Studio	Medium

The investment properties were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer. The valuation represents the estimated amounts for which the properties should exchange between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. Properties (i), (ii) and (iii) above have been valued by direct comparison approach by making reference to comparable sales transactions as available in the relevant market or where appropriate by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the property interests. Property (iv) has been valued by the Depreciated Replacement Costs ("DRC") approach. The DRC is the current cost of replacement (reproduction) less deductions for physical deterioration and all relevant forms of obsolescence and optimisation.

For the year ended 31 December 2006, direct operating expenses of HK$522,000 (2005: HK$167,000) arising from investment properties that generated rental income and HK$4,050,000 (2005: HK$3,370,000) arising from investment properties that did not generate rental income were charged to the consolidated income statement.

As at 31 December 2006, the Group's total future minimum lease payments under non-cancelable operating leases for its investment properties are receivable as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Not later than one year	11,834	12,500
Later than one year but not later than five years	5,554	13,719
	17,388	26,219

8. LEASE PREMIUM FOR LAND

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
At 1 January	33,630	34,649
Amortisation	(1,021)	(1,019)
At 31 December	32,609	33,630

The Group's interests in leasehold land represent prepaid operating lease payment and their net book value are analysed as follows:

	2006	**2005**
	HK$'000	*HK$'000*
In Hong Kong held on:		
Leases of over 50 years	17,906	18,560
Leases of between 10 to 50 years	14,703	15,070
	32,609	33,630

9. INTANGIBLE ASSETS

	Publishing titles	Software costs	Assets in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2005				
Cost	1,820,000	47,643	–	1,867,643
Accumulated amortisation	(1,820,000)	(5,763)	–	(1,825,763)
Net book value	–	41,880	–	41,880
Net book value at 1 January 2005	–	41,880	–	41,880
Additions	–	27	1,016	1,043
Reclassification	–	604	(604)	–
Amortisation	–	(7,132)	–	(7,132)
Net book value at 31 December 2005	–	35,379	412	35,791
At 31 December 2005				
Cost	1,820,000	48,274	412	1,868,686
Accumulated amortisation	(1,820,000)	(12,895)	–	(1,832,895)
Net book value	–	35,379	412	35,791
Net book value at 1 January 2006	–	35,379	412	35,791
Additions	–	18	6,367	6,385
Reclassification	–	1,606	(1,606)	–
Amortisation	–	(7,256)	–	(7,256)
Net book value at 31 December 2006	–	29,747	5,173	34,920
At 31 December 2006				
Cost	1,820,000	49,898	5,173	1,875,071
Accumulated amortisation	(1,820,000)	(20,151)	–	(1,840,151)
Net book value	–	29,747	5,173	34,920

10. INTERESTS IN SUBSIDIARIES

	Company	
	2006	2005
	HK$'000	*HK$'000*
Unlisted shares, at costs	–	–
Amounts due from subsidiaries	1,360,422	1,515,703
	1,360,422	1,515,703

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in Note 31 to the financial statements.

11. INTERESTS IN ASSOCIATES

	Group	
	2006	2005
	HK$'000	*HK$'000*
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	43,157	37,180
Unlisted shares	4,992	4,080
	48,149	41,260
Goodwill	5,938	5,126
Amounts due to associates	(918)	(943)
	53,169	45,443
Fair value of shares held in a listed associate	143,777	140,990

The amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

Summarised financial information in respect of the Group's associates is set out below:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Total assets	425,183	321,934
Total liabilities	(211,153)	(138,036)
Net assets	214,030	183,898
Group's share of associates' net assets	48,149	41,260
Revenue	413,479	347,254
Profit for the year	26,226	25,225
Group's share of associates' profits for the year	5,790	4,410

Details of the principal associates are set out in Note 31 to the financial statements.

12. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group	
	2006	2005
	HK$'000	*HK$'000*
Listed equity shares, at fair value		
Hong Kong	208,516	144,249
The Philippines	–	3,579
	208,516	147,828

13. INVENTORIES

	Group	
	2006	2005
	HK$'000	*HK$'000*
Raw materials	24,335	33,727
Work in progress	322	515
Finished goods	4,595	4,176
	29,252	38,418

The amount of inventories recognised as expense during the year was HK$106,418,000 (2005: HK$101,453,000).

14. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	Group			
	2006		2005	
	Balance	Percentage	Balance	Percentage
	HK$'000	*%*	*HK$'000*	*%*
0 to 30 days	190,835	66.9	172,374	67.9
31 to 60 days	49,473	17.3	46,980	18.5
61 to 90 days	31,811	11.1	21,343	8.4
Over 90 days	13,223	4.7	13,108	5.2
Total	285,342	100.0	253,805	100.0
Less: Accumulated impairment losses	(3,571)		(8,588)	
	281,771		245,217	

The carrying amounts of accounts receivable approximate their fair value.

15. SHARE CAPITAL

	Group and Company 2006 HK$'000	Group and Company 2005 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	500,000	500,000
Issued and fully paid:		
1,560,945,596 (2005: 1,560,945,596) shares of HK$0.10 each	156,095	156,095

The Company has two share option schemes. A share option scheme (the "Current Scheme") was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Current Scheme will expire on 27 October 2007. Another share option scheme (the "New Scheme") was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date").

Under the Current Scheme and the New Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive"). No consideration is required to be paid by the Executive upon acceptance of the options. Under the Current Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date, i.e. 27 October 2007. Under the New Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016.

Movements in the number of share options outstanding under the Current Scheme during the year are as follows:

	No. of shares in respect of options granted		Weighted average exercise price	
	2006	2005	2006 *HK$*	2005 *HK$*
Outstanding at 1 January	7,353,000	8,326,000	5.27	5.21
Granted during the year	–	–	–	–
Exercised during the year	–	–	–	–
Lapsed during the year	(560,000)	(973,000)	5.34	4.77
Outstanding at 31 December *(Note (a))*	6,793,000	7,353,000	5.26	5.27
Exercisable at 31 December	6,793,000	7,353,000	5.26	5.27

No share options under the Current Scheme were cancelled during the year (2005: Nil).

Note (a):

Share options outstanding under the Current Scheme at the end of the year have the following terms:

	Date of grant	Exercise period	Exercise price per share *HK$*	2006 No. of shares in respect of options granted	2005 No. of shares in respect of options granted
Other employees	02/08/1999	02/08/2000 – 27/10/2007	5.00	1,092,500	1,092,500
	11/01/2000	11/01/2001 – 27/10/2007	5.51	740,500	880,500
	20/04/2000	20/04/2001 – 27/10/2007	6.05	2,990,000	3,260,000
	28/06/2001	28/06/2002 – 27/10/2007	4.95	420,000	420,000
	23/09/2003	23/09/2004 – 27/10/2007	3.90	1,550,000	1,700,000
				6,793,000	7,353,000

Share options outstanding under the Current Scheme have a weighted average remaining contractual life of 0.82 year (2005: 1.82 years).

During the year, no share option was granted, exercised, cancelled or lapsed under the New Scheme. No share option was outstanding under the New Scheme as at 31 December 2006.

16. RESERVES

(a) Group

Movements of the Group's reserves for the year ended 31 December 2006 and 2005 are presented in the consolidated statement of changes in equity on page 33.

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 less dividend distributions.

(b) Company

	Share premium *HK$'000*	Contributed surplus *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 January 2005	40,971	1,299,645	19,321	1,359,937
Profit for the year	–	–	234,423	234,423
2004 final dividend distribution	–	(156,095)	–	(156,095)
2005 interim dividend distribution	–	–	(78,047)	(78,047)
At 31 December 2005	40,971	1,143,550	175,697	1,360,218

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2006	40,971	1,143,550	175,697	1,360,218
Profit for the year	–	–	94,470	94,470
2005 final dividend distribution	–	–	(156,095)	(156,095)
2006 interim dividend distribution	–	–	(93,657)	(93,657)
At 31 December 2006	40,971	1,143,550	20,415	1,204,936

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate less dividends distribution. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2005: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

17. BANK LOANS AND OVERDRAFT

As at 31 December 2006, the Group's bank loans and overdraft were repayable as follows:

	Group 2006 HK$'000	Group 2005 HK$'000
Within one year	14,925	58,631
In the third to fifth year	17,000	17,000
	31,925	75,631

The carrying amounts of the Group's bank loans and overdraft are denominated in the following currencies:

	Group 2006 HK$'000	Group 2005 HK$'000
Hong Kong dollar	17,000	67,000
Renminbi	14,925	8,631
	31,925	75,631

The effective interest rates for the bank loans and overdraft were as follows:

	Group 2006	Group 2005
Bank overdraft	5.58%	5.22%
Bank loans	4.78%	4.33%

All of the Group's bank loans and overdraft are arranged at floating interest rates and will be repriced within one year. The carrying amounts of the bank loans and overdraft approximate their fair value.

18. DEFERRED INCOME TAX LIABILITIES

Deferred income tax liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2005: 17.5%).

The movement on the deferred income tax liabilities account is as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
At 1 January	105,461	90,540
Charge to income statement for the year *(note 23)*	6,372	14,220
Charge to equity for the year	–	701
At 31 December	111,833	105,461

The movements in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year are as follows:

Group

Deferred income tax liabilities	Accelerated tax depreciation		Others		Total	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January	107,262	93,871	1,591	472	108,853	94,343
Charge to income statement	6,270	12,690	485	1,119	6,755	13,809
Charge to equity	–	701	–	–	–	701
At 31 December	113,532	107,262	2,076	1,591	115,608	108,853

Group

Deferred income tax assets	Provisions		Tax losses		Others		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January	(1,606)	(1,893)	(1,771)	(1,879)	(15)	(31)	(3,392)	(3,803)
Charge/(credit) to income statement	1,177	287	(1,509)	108	(51)	16	(383)	411
At 31 December	(429)	(1,606)	(3,280)	(1,771)	(66)	(15)	(3,775)	(3,392)

	Group	
	2006	2005
	HK$'000	*HK$'000*
Deferred income tax liabilities	115,608	108,853
Deferred income tax assets	(3,775)	(3,392)
	111,833	105,461

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses of HK$258,485,000 (2005: HK$266,261,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Expiring within one year	1,794	1,997
Expiring in the second to fifth year	28,295	33,492
After the fifth year	228,396	230,772
	258,485	266,261

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	2006		2005	
	Balance	**Percentage**	**Balance**	**Percentage**
	HK$'000	%	*HK$'000*	%
0 to 30 days	29,888	80.2	25,311	80.8
31 to 60 days	4,436	11.9	1,451	4.6
61 to 90 days	333	0.9	517	1.7
Over 90 days	2,609	7.0	4,056	12.9
Total accounts payable	37,266	100.0	31,335	100.0
Accrued liabilities	112,615		103,661	
Total accounts payable and accrued liabilities	149,881		134,996	

The carrying amounts of accounts payable approximate their fair value.

20. STAFF COSTS

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Staff costs (including directors' remuneration *(note (a))*)		
Wages and salaries	369,102	359,916
Unutilised leave pay	1,959	234
Pension costs – defined contribution plans	15,066	15,481
Less: Forfeited contributions	(2,971)	(3,216)
Net pension costs – defined contribution plans	12,095	12,265
Pension income – defined benefit plan *(note 27)*	(6,072)	(3,124)
	377,084	369,291

(a) Directors' remuneration

The aggregate amounts of remuneration paid or payable to Directors of the Company during the year are as follows:

	2006	2005
	HK$'000	*HK$'000*
Fees:		
Executive	–	–
Non-executive	1,100	1,076
Other emoluments:		
Salaries, allowances and benefits in kind	266	654
Retirement scheme contributions	15	60
Bonuses paid and payable	52	150
	1,433	1,940

The remuneration of the above Directors fell within the following band:

	2006	2005
HK$ Nil – HK$1,000,000	8	8
	8	8

Mr. Kuok Khoon Ean informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. No discretionary bonus was paid to Mr. Kuok in the years 2005 and 2006. As at the date of this Annual Report, Mr. Kuok was still waiving his said entitlements. Save from the aforesaid, there was no arrangement under which a Director had waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent Non-executive Directors during the year were approximately HK$800,000 (2005: HK$775,000). Directors' fees received or receivable by other Non-executive Directors during the year amounted to approximately HK$300,000 (2005: HK$300,000). Save from the aforesaid, there were no other emoluments paid or payable to Non-executive Directors in 2006.

No options were granted to any Directors of the Company to acquire shares of the Company in 2005 and 2006.

The details of the remuneration of each of the Directors for the year ended 31 December 2006 are set out below:

Name of Director	Directors' fees	Salaries, allowances and benefits in kind	Retirement scheme contributions	Bonuses paid and payable	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Kuok Khoon Ean	–	–	–	–	–
Roberto V. Ongpin	100	–	–	–	100
Ronald J. Arculli	300	–	–	–	300
Khoo Kay Peng	100	–	–	–	100
Kuok Hui Kwong	–	266	15	52	333
Peter Lee Ting Chang	300	–	–	–	300
David Li Kwok Po	200	–	–	–	200
Robert Ng Chee Siong	100	–	–	–	100
	1,100	266	15	52	1,433

(b) Five highest paid individuals

The five highest paid individuals during the year include none (2005: none) of the Directors. Details of the remuneration of the five (2005: five) highest paid individuals are set out below:

	2006	2005
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	10,589	9,080
Retirement scheme contributions	285	325
Bonuses paid and payable	3,062	2,150
Compensation for loss of office	–	972
	13,936	12,527

The remuneration of the five (2005: five) highest paid individuals fell within the following bands:

	2006	2005
HK$2,000,001 – HK$2,500,000	1	3
HK$2,500,001 – HK$3,000,000	3	1
HK$3,000,001 – HK$3,500,000	1	1
	5	5

The Company's remuneration policy is established to attract, motivate and retain high performing individuals so that they are committed to the success of our business, thereby enhancing shareholder value.

The Company has share option schemes. The Remuneration Committee approves the granting of share options and reports such grants to the Board of Directors. The grant is made based on individual's performance and contributions.

Executive Directors serving on the Board and Board Committees have not drawn any directors' fee in the year. The director's fee of each of the Non-executive Directors (2006: HK$100,000; 2005: HK$100,000) is fixed by the Board of Directors pursuant to the authority granted by the shareholders at the Company's annual general meeting. Each Non-executive Director serving on the Audit Committee, the Remuneration Committee and the Nomination Committee receives an additional fee (Audit Committee: 2006: HK$100,000, 2005: HK$100,000; Remuneration Committee: 2006: HK$50,000, 2005: HK$50,000; Nomination Committee: 2006: HK$50,000, 2005: HK$50,000). The directors' remunerations are determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature.

21. OPERATING PROFIT

Operating profit is stated after charging and crediting:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Charging		
Operating lease rentals on land and buildings	10,813	9,573
Loss on disposal of property, plant and equipment	186	119
Auditors' remuneration	2,582	2,387
Impairment of available-for-sale financial assets	–	31,200
Impairment of property, plant and equipment *(note 6)*	16,186	4,504
Crediting		
Dividend income from listed investments	2,778	2,463
Net rental income from investment properties	17,254	16,297

22. NET INTEREST INCOME/(EXPENSE)

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Interest income on bank deposits	5,297	6,630
Interest expense on bank loans and overdraft	(3,169)	(6,761)
	2,128	(131)

Bank loans and overdraft of the Group were wholly repayable within five years.

23. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which Group operates.

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Current income tax		
Hong Kong profits tax	73,031	44,196
Overseas taxation	644	555
Deferred income tax	6,372	14,220
	80,047	58,971

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Profit before income tax	427,475	310,854
Calculated at a taxation rate of 17.5% (2005: 17.5%)	74,808	54,399
Effect of different taxation rates in other countries	(4,827)	(2,304)
Income not subject to taxation	(4,526)	(2,383)
Recognition of previously unrecognised temporary difference	(774)	1,289
Utilisation of previously unrecognised tax losses	(718)	(1,255)
Over provision in prior year	(199)	(484)
Temporary difference not recognised	8,926	(7,474)
Tax losses not recognised	4,581	8,163
Expenses not deductible for taxation purposes	1,844	7,359
Withholding tax	485	555
Temporary difference recognised on undistributed profit in associates	447	1,106
Income tax expense	80,047	58,971

24. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit of HK$338,584,000 (2005: HK$246,357,000) attributable to shareholders included profit of HK$94,470,000 (2005: HK$234,423,000) dealt with in the Company's own financial statements.

25. DIVIDENDS

(a) Dividends attributable to the year

	Group and Company	
	2006	2005
	HK$'000	*HK$'000*
Interim dividend paid, HK6 cents (2005: HK5 cents) per share	93,657	78,047
Final dividend proposed but not yet recognised, HK13 cents (2005: HK10 cents) per share	202,923	156,095
	296,580	234,142

(b) Dividends paid during the year

	Group and Company	
	2006	2005
	HK$'000	*HK$'000*
Interim dividend in respect of 2006, HK6 cents per share	93,657	–
Interim dividend in respect of 2005, HK5 cents per share	–	78,047
Final dividend in respect of 2005, HK10 cents per share	156,095	–
Final dividend in respect of 2004, HK7 cents per share	–	109,266
Special dividend in respect of 2004, HK3 cents per share	–	46,829
	249,752	234,142

26. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$338,584,000 (2005: HK$246,357,000) and 1,560,945,596 (2005: 1,560,945,596) shares in issue during the year.

As at 31 December 2006, there were share options outstanding that enable the holders to subscribe for 6,793,000 shares (2005: 7,353,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the years presented.

27. EMPLOYEE RETIREMENT SCHEMES

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF scheme which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the income statement so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the income statement in accordance with their advice. The actuarial valuations indicate that the Group's obligations under this defined benefit scheme is 133% (2005: 135%) covered by plan assets held by the trustees.

Changes in the present value of the defined benefit obligations are as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
At 1 January	235,126	236,282
Current service cost	11,028	12,175
Interest cost	9,797	8,683
Contributions by plan participants	4,104	4,445
Actuarial losses/(gains)	31,722	(12,796)
Benefits paid	(12,103)	(13,663)
At 31 December	279,674	235,126

Changes in the fair value of the plan assets are as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
At 1 January	317,269	298,948
Expected return on plan assets	22,037	20,757
Actuarial gains	41,797	6,782
Contributions by plan participants	4,104	4,445
Benefits paid	(12,103)	(13,663)
At 31 December	373,104	317,269

The amounts recognised in the balance sheet are as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Fair value of plan assets	373,104	317,269
Present value of funded obligations	(279,674)	(235,126)
	93,430	82,143
Unrecognised actuarial gains	(53,819)	(48,604)
Net asset	39,611	33,539

The amounts recognised in the income statement are as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Current service cost	11,028	12,175
Interest cost	9,797	8,683
Expected return on plan assets	(22,037)	(20,757)
Net actuarial gains	(4,860)	(3,225)
Total income, included in staff costs *(Note 20)*	(6,072)	(3,124)

The plan assets are invested in unit trusts managed by independent investment managers. The approximate asset allocation as at the balance sheet date is as follows:

	Group	
	2006	**2005**
	%	%
Equity instruments	70	70
Debt instruments	25	25
Cash	5	5
	100	100

The expected rate of return on plan assets is based on market expectation, at the beginning of the period, for returns net of administration costs, over the entire life of the related obligations.

The plan has a benchmark asset mix of roughly 70% in equities and 30% in fixed-income securities or cash. Based on current market expectation of long-term returns, the Group has decided to adopt an expected rate of return of 7%.

The actual return on plan assets was HK$63,834,000 (2005: HK$27,539,000).

The principal actuarial assumptions were as follows:

	Group	
	2006	**2005**
	%	%
Discount rate	3.75	4.25
Expected rate of return on plan assets	7.00	7.00
Expected rate of future salary increases	4.00	4.00

Amounts for the current and previous year are as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Fair value of plan assets	373,104	317,269
Present value of defined benefit obligation	(279,674)	(235,126)
Surplus	93,430	82,143
Experience gains/(losses) on plan assets	41,797	6,782
Experience gains/(losses) on plan liabilities	(17,357)	(2,506)

Based on an actuarial valuation of the plan as at 1 July 2005, the Group was recommended by the actuary to suspend contribution to the DB scheme until 30 June 2008. The next actuarial valuation that will determine the level of the Group's future contribution will be conducted not later than 1 July 2008.

(b) MPF scheme

The Group makes regular contributions of 5% of the employees' relevant income (which is subject to a cap of HK$20,000) to the MPF scheme ("MPF Contribution").

(c) Top-up scheme

The Group makes regular contribution of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000). Out of the 10% contribution, it is firstly applied to MPF Contribution and the balance will be made to the Top-up Scheme.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

(d) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

28. OPERATING LEASE COMMITMENTS

As at 31 December 2006, the Group had future minimum lease payment under non-cancelable operating leases for land and buildings as follows:

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Not later than one year	18,662	8,970
Later than one year but not later than five years	30,495	1,810
	49,157	10,780

29. CAPITAL COMMITMENTS

	Group 2006 HK$'000	Group 2005 HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	3,627	3,380
Authorised, but not contracted for	24,242	35,872
	27,869	39,252

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	Group 2006 HK$'000	Group 2005 HK$'000
Operating profit	419,557	306,575
Gain on disposal of available-for-sale financial assets	(13,680)	(711)
Fair value gain on investment properties	(40,070)	(50,400)
Depreciation and amortisation	65,609	77,955
Dividend income from listed investments	(2,778)	(2,463)
Loss on disposal of property, plant and equipment	186	119
Impairment of non-current assets	16,186	35,704
Pension income	(6,072)	(3,124)
(Decrease)/increase in amounts due to associates	(21)	134
Increase in amounts due from associates	(4)	(7)
Decrease/(increase) in inventories	9,166	(644)
Increase in accounts receivable	(36,554)	(53,604)
Decrease in prepayments, deposits and other receivables	3,786	17,228
Increase in accounts payable and accrued liabilities	14,548	18,211
(Decrease)/increase in subscriptions in advance	(1,394)	1,583
Cash generated from operations	428,465	346,556

(b) Analysis of changes in financing during the year

	Short-term Bank loans *HK$'000*	Long-term Bank loans *HK$'000*	Minority interests *HK$'000*
Balance at 1 January 2005	–	247,000	12,320
Non cash movements			
Share of profits	–	–	5,526
Exchange difference	–	–	60
Cash movements			
Dividend paid to a minority shareholder of a subsidiary	–	–	(7,500)
Drawdown/(repayment) of bank loans	51,918	(230,000)	–
Balance at 31 December 2005	51,918	17,000	10,406
Balance at 1 January 2006	51,918	17,000	10,406
Non cash movements			
Share of profits	–	–	8,844
Exchange difference	72	–	82
Cash movements			
Dividend paid to a minority shareholder of a subsidiary	–	–	(7,500)
Repayment of bank loans	(50,000)	–	–
Balance at 31 December 2006	1,990	17,000	11,832

(c) Cash and bank balances

	Group		Company	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Cash at bank and in hand	114,388	62,811	609	610
Short-term bank deposits	140,918	118,638	–	–
	255,306	181,449	609	610

Substantially all of the Group's cash and bank balances are denominated in Hong Kong Dollar. The effective interest rate on short-term bank deposits was 3.95% (2005: 4.05%); these deposits have an average maturity of 11 days as at 31 December 2006 (2005: 6 days).

31. SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries and the Group's principal associates at 31 December 2006 are as follows:

Subsidiaries

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Guangzhou Video-Film Advertising Limited	The People's Republic of China (Wholly Foreign-owned Enterprise)	Registered capital US$2,100,000	–	83%	Advertising agent
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	The British Virgin Islands	Ordinary US$1	–	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	–	100%	Investment holding
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	–	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazines Publishing (HK) Limited	Hong Kong	Ordinary HK$10,000	–	100%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Publication and advertising
SCMP Maxim Limited	Hong Kong	Ordinary HK$2	–	100%	Magazine publishing
SCMP.com Holdings Limited[#]	The British Virgin Islands	Ordinary US$1	100%	–	Investment holding
Shanghai Nan Hong Information Services Co., Ltd.	The People's Republic of China (Wholly Foreign-owned Enterprise)	Registered capital US$2,101,000	–	100%	Provision of consulting and advisory service
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	–	83%	Video and film post-production
West Side Assets Limited[#]	The British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Nominal value of issued share capital	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited#	Hong Kong	Ordinary HK$7,700,000	45%	Bookshop operation
The Post Publishing Public Company Limited#	Thailand	Ordinary Baht500,000,000	21.3%	Newspaper and magazine publishing

The accounts of these companies were not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms.

The above table lists the subsidiaries of the Company and associates of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

32. RELATED PARTY TRANSACTIONS

During the year, the Group has entered into the following transactions with related parties:

Key management personnel compensation

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Salaries and other short-term employee benefits	21,206	19,085
Post-employment benefits	576	520
Termination benefits	–	202
	21,782	19,807

33. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 26 March 2007.

III. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2007

Set out below are the audited consolidated balance sheet of the Group as at 31 December 2006, the unaudited condensed consolidated balance sheet of the Group as at 30 June 2007, the unaudited condensed consolidated income statement of the Group for the six months ended 30 June 2006 and 2007, the unaudited condensed consolidated statement of changes in equity of the Group and the unaudited condensed consolidated cash flow statement for the Group for the six months ended 30 June 2006 and 2007, together with the accompanying notes to the financial statements extracted from the interim report of the Company for the six months ended 30 June 2007:

Condensed Consolidated Balance Sheet

	Notes	(Unaudited) 30 June 2007 HK$'000	(Audited) 31 December 2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	*3*	552,510	566,953
Investment properties		773,800	773,800
Lease premium for land		32,099	32,609
Intangible assets		33,024	34,920
Interests in associates		58,005	53,169
Available-for-sale financial assets		207,596	208,516
Defined benefit plan's assets		43,709	39,611
		1,700,743	1,709,578
Current assets			
Inventories		26,977	29,252
Accounts receivable	*4*	258,457	281,771
Prepayments, deposits and other receivables		14,924	17,028
Cash and bank balances		212,300	255,306
		512,658	583,357
Total assets		2,213,401	2,292,935
EQUITY			
Capital and reserves			
Share capital	*5*	156,095	156,095
Reserves		1,578,638	1,523,737
Proposed dividend		124,876	202,923
		1,703,514	1,726,660
Shareholders' funds		1,859,609	1,882,755
Minority interests		18,948	11,832
Total equity		1,878,557	1,894,587

	Notes	(Unaudited) 30 June 2007 HK$'000	(Audited) 31 December 2006 HK$'000
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured		17,000	17,000
Deferred income tax liabilities		109,422	111,833
		126,422	128,833
Current liabilities			
Accounts payable and accrued liabilities	6	114,031	149,881
Subscriptions in advance		18,408	23,037
Current income tax liabilities		56,806	81,672
Short-term bank loan, unsecured		2,060	1,990
Bank overdraft, secured		17,117	12,935
		208,422	269,515
Total liabilities		334,844	398,348
Total equity and liabilities		2,213,401	2,292,935
Net current assets		304,236	313,842
Total assets less current liabilities		2,004,979	2,023,420

Condensed Consolidated Income Statement

		(Unaudited) For the six months ended 30 June	
		2007	**2006**
	Notes	*HK$'000*	*HK$'000*
			(Restated)
Revenue	2	632,860	583,167
Other income		2,091	2,150
Staff costs		(191,001)	(180,594)
Cost of production materials		(88,271)	(86,040)
Rental and utilities		(21,541)	(16,920)
Depreciation and amortisation		(29,149)	(32,434)
Advertising and promotion		(16,821)	(16,015)
Other operating expenses		(71,674)	(73,034)
Gain on disposal of available-for-sale financial assets		1,370	–
Operating profit		217,864	180,280
Net interest income	8	3,163	622
Share of profits of associates		943	2,895
Profit before income tax		221,970	183,797
Income tax expense	9	(39,710)	(33,202)
Profit for the period		182,260	150,595
Attributable to:			
Shareholders		175,000	146,530
Minority interests		7,260	4,065
		182,260	150,595
Dividend			
Proposed interim dividend of HK8 cents per share (2006: HK6 cents per share)	10	124,876	93,657
Earnings per share			
Basic and diluted	11	11.21 cents	9.39 cents

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2007

	(Unaudited) Attributable to shareholders								
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investments revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2006	197,066	865,672	93,216	3,624	(35,938)	596,864	1,720,504	10,406	1,730,910
Available-for-sale financial assets									
– Fair value gain taken to equity	–	–	24,716	–	–	–	24,716	–	24,716
Exchange differences on consolidation	–	–	–	–	3,189	–	3,189	22	3,211
Net income recognised directly in equity	–	–	24,716	–	3,189	–	27,905	22	27,927
Profit for the period	–	–	–	–	–	146,530	146,530	4,065	150,595
Total recognised income for the period	–	–	24,716	–	3,189	146,530	174,435	4,087	178,522
Dividends	–	–	–	–	–	(156,095)	(156,095)	–	(156,095)
Balance at 30 June 2006	197,066	865,672	117,932	3,624	(32,749)	587,299	1,738,844	14,493	1,753,337
Balance at 1 January 2007	197,066	865,672	159,802	3,624	(29,105)	685,696	1,882,755	11,832	1,894,587
Available-for-sale financial assets									
– Fair value gain taken to equity	–	–	19	–	–	–	19	–	19
– Transfer to profit or loss on disposal	–	–	(1,218)	–	–	–	(1,218)	–	(1,218)
Exchange differences on consolidation	–	–	–	–	5,976	–	5,976	(144)	5,832
Net income recognised directly in equity	–	–	(1,199)	–	5,976	–	4,777	(144)	4,633
Profit for the period	–	–	–	–	–	175,000	175,000	7,260	182,260
Total recognised income for the period	–	–	(1,199)	–	5,976	175,000	179,777	7,116	186,893
Dividends	–	–	–	–	–	(202,923)	(202,923)	–	(202,923)
Balance at 30 June 2007	197,066	865,672	158,603	3,624	(23,129)	657,773	1,859,609	18,948	1,878,557

Condensed Consolidated Cash Flow Statement

	(Unaudited) For the six months ended 30 June 2007 HK$'000	2006 HK$'000
Net cash generated from operations	226,969	191,314
Hong Kong profits tax paid	(66,724)	(49,865)
Overseas tax paid	(264)	–
Net cash generated from operating activities	159,981	141,449
Net cash used in investing activities	(3,417)	(3,557)
Net cash inflow before financing activities	156,564	137,892
Cash flows from financing activities		
Dividend paid	(202,923)	(156,095)
Interest paid	(829)	(1,760)
Net cash used in financing activities	(203,752)	(157,855)
Net decrease in cash and cash equivalents	(47,188)	(19,963)
Cash and cash equivalents at 1 January	242,371	174,736
Cash and cash equivalents at 30 June	195,183	154,773

Notes to the financial statements

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006.

Certain comparative figures in the income statement for the six months ended 30 June 2006 have been reclassified to conform to current period's presentation. This reclassification had no impact to the results of the Group for the six months ended 30 June 2006.

HKICPA has issued a number of new standards, amendments to standards and interpretations that are effective for accounting periods beginning on or after 1 January 2007. The Group has carried out an assessment of these standards, amendments and interpretations and considered that they have no significant impact on these interim financial statements.

2. Segment information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and contribution to operating profit by principal activity:

	(Unaudited) Revenue for the six months ended 30 June		(Unaudited) Contribution to operating profit for the six months ended 30 June	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Restated)
Newspapers, magazines and other publications	613,270	561,099	210,208	174,320
Investment properties	8,921	8,692	6,754	6,346
Video and film post-production	9,393	10,278	128	(1,434)
Music publishing	1,276	3,098	774	1,048
Total	632,860	583,167	217,864	180,280

3. Property, plant and equipment

	(Unaudited)			
	Leasehold buildings	**Other fixed assets**	**Assets in progress**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2007				
Cost or valuation	308,868	1,018,489	779	1,328,136
Accumulated depreciation and impairment losses	(81,031)	(680,099)	(53)	(761,183)
Net book value at 1 January 2007	227,837	338,390	726	566,953
Additions	–	3,456	6,998	10,454
Depreciation	(3,244)	(21,604)	–	(24,848)
Translation differences	–	36	–	36
Disposals	–	(85)	–	(85)
Transfer	–	6,936	(6,936)	–
Net book value at 30 June 2007	224,593	327,129	788	552,510
At 30 June 2007				
Cost or valuation	308,868	1,028,626	841	1,338,335
Accumulated depreciation and impairment losses	(84,275)	(701,497)	(53)	(785,825)
Net book value at 30 June 2007	224,593	327,129	788	552,510
Analysis of cost and valuation as at 30 June 2007				
At cost	299,673	1,028,626	841	1,329,140
At valuation – 1990	9,195	–	–	9,195
	308,868	1,028,626	841	1,338,335

4. Accounts receivable

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable by due date is as follows:

	(Unaudited) 30 June 2007		(Audited) 31 December 2006	
	Balance	**Percentage**	**Balance**	**Percentage**
	HK$'000	%	*HK$'000*	%
0 to 30 days	212,361	81.3	190,835	66.9
31 to 60 days	14,631	5.6	49,473	17.3
61 to 90 days	23,793	9.1	31,811	11.1
Over 90 days	10,423	4.0	13,223	4.7
Total	261,208	100.0	285,342	100.0
Less: Accumulated impairment losses	(2,751)		(3,571)	
	258,457		281,771	

5. Share capital

	(Unaudited) 30 June 2007 *HK$'000*	(Audited) 31 December 2006 *HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	500,000	500,000
Issued and fully paid:		
1,560,945,596 (2006: 1,560,945,596) shares of HK$0.10 each	156,095	156,095

6. Accounts payable and accrued liabilities

An ageing analysis of the accounts payable is as follows:

	(Unaudited) 30 June 2007		(Audited) 31 December 2006	
	Balance *HK$'000*	Percentage *%*	Balance *HK$'000*	Percentage *%*
0 to 30 days	22,272	85.8	29,888	80.2
31 to 60 days	1,039	4.0	4,436	11.9
61 to 90 days	376	1.5	333	0.9
Over 90 days	2,267	8.7	2,609	7.0
Total accounts payable	25,954	100.0	37,266	100.0
Accrued liabilities	88,077		112,615	
Total accounts payable and accrued liabilities	114,031		149,881	

7. Capital commitments

	(Unaudited) 30 June 2007 *HK$'000*	(Audited) 31 December 2006 *HK$'000*
Capital commitments for property, plant and equipment		
Contracted, but not provided for	3,668	3,627
Authorised, but not contracted for	12,486	24,242
	16,154	27,869

8. Net interest income

	(Unaudited) For the six months ended 30 June	
	2007	**2006**
	HK$'000	*HK$'000*
Interest income on bank deposits	3,992	2,382
Interest expense on bank loans and overdraft	(829)	(1,760)
	3,163	622

9. Income tax expense

	(Unaudited) For the six months ended 30 June	
	2007	**2006**
	HK$'000	*HK$'000*
Current income tax		
Hong Kong profits tax	41,857	34,964
Overseas taxation	264	347
Deferred income tax	(2,411)	(2,109)
	39,710	33,202

Hong Kong profits tax has been provided for at a rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

10. Dividend

A 2006 final dividend of HK13 cents per share, totalling HK$202,923,000 was paid in May 2007. A 2005 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2006.

The Directors have declared an interim dividend of HK8 cents per share (2006: HK6 cents per share), amounting to HK$124,876,000 (2006: HK$93,657,000), for the period.

11. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period attributable to shareholders of HK$175,000,000 (2006: HK$146,530,000) and 1,560,945,596 (2006: 1,560,945,596) shares in issue during the period.

As at 30 June 2007, there were share options outstanding that enable holders to subscribe for 6,463,000 shares (2006: 7,033,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

12. Approval of the interim financial statements

These interim financial statements were approved by the Board of Directors on 13 September 2007.

IV. INDEBTEDNESS STATEMENT

As of the close of business on 30 November 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had an outstanding bank overdraft of RMB17,768,000 (approximately HK$18,781,000) and short term revolving bank loans of RMB2,000,000 (approximately HK$2,114,000).

Foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30 November 2007.

Saved as aforesaid, as at 30 November 2007, the Group did not have any outstanding bank overdrafts or loans, other similar indebtedness, mortgages, charges, guarantees or other material contingent liabilities.

V. MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material change in the financial or trading position or outlook of the Group since 31 December 2006 (being the date to which the latest published audited financial statements of the Group were made up).

DTZ 戴德梁行

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

25 January 2008

The Directors
SCMP Group Limited
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
Tai Po
New Territories

Dear Sirs,

Re: Portfolio Valuation

INSTRUCTIONS

We refer to your instructions for us to carry out market valuations of the properties which are held by SCMP Group Limited (hereinafter referred to as the "Company") or its subsidiaries (together referred to as the "Group"). We confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the values of the properties as at 30 November 2007 (the "date of valuation").

BASIS OF VALUATION AND ASSUMPTIONS

Our valuation of each property represents its market value which in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation of each property excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

VALUATION METHODOLOGY

Our valuation of each property is prepared in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors and in compliance with Chapter 5 of the Listing Rules published by the Stock Exchange of Hong Kong Limited.

We have valued Properties Nos. 1 to 6 by direct comparison approach assuming sale of the property in its existing state with the benefit of immediate vacant possession and by making reference to comparable sales transactions as available in the relevant market and where appropriate by investment method by capitalizing the rental income derived from the existing tenancies with due provision for any reversionary income potential.

In valuing Property No. 7, which is held and occupied by the Group in Hong Kong, due to specific nature of the buildings and structures, we have adopted the Depreciated Replacement Cost (the "DRC") approach. A DRC approach requires an estimate of the market value of the land in its existing use and an estimate of the new replacement cost of the buildings and structures, from which deductions are made to allow for the age, condition and functional obsolescence. The value is subject to service potential of the entity from the use of assets as a whole.

According to the information provided by the Group, the potential tax liability which would arise on the disposal of property interests is profits tax of 17.5% of net profit upon disposal, save for deduction of any profit which is capital in nature. The potential tax liability in respect of property interests held for investment under Group I of the Summary of Valuations will be crystallized upon disposal. For property interests held for owner-occupation under Group II of the Summary of Valuations, the likelihood of the relevant tax liability being crystallized is remote as the Group has no plan yet for the disposal of such property interests.

SOURCE OF INFORMATION

We have relied to a very considerable extent on the information given by you and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure and identification of property, particulars of occupancy, floor area and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by you and are therefore only approximations. No on-site measurement has been carried out.

We have no reason to doubt the truth and accuracy of the information provided to us by you which is material to the valuation. We were also advised by you that no material facts have been omitted from the information provided.

TITLE INVESTIGATION

We have not been provided with copies of the title documents relating to the properties but have caused searches to be made at the Land Registry. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximate.

PROPERTY INSPECTION

We have inspected the exterior and, where possible, the interior of the property. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the property is free of rot, infestation or any other structural defects. No test was carried out on any of the services.

REPORT

We enclose herewith our summary of valuations and valuation certificates.

Yours faithfully,
For and on behalf of
DTZ Debenham Tie Leung Limited
K. B. Wong
Registered Professional Surveyor
(General Practice Division)
M.R.I.C.S., M.H.K.I.S.
Director

Note: Mr. K. B. Wong is a Registered Professional Surveyor who has over 23 years of experience in valuation of properties in Hong Kong.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 30 November 2007 *HK$*
	Group I – Properties owned and held by the Group for investment purpose	
1.	20th and 21st Floors and Car Parking Space Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	384,100,000
2.	The Remaining Portion of Lot No. 214 and Sections A and B of Lot No. 220 in Demarcation District No. 229, Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories	500,000,000
3.	The lobby on Ground Floor and the front (or southern) portion of the 1st, 2nd and 3rd Floors of No. 1 Leighton Road including the staircase therein leading up to the 3rd Floor and the lift therein serving the 1st, 2nd and 3rd Floors only and portion of the canopy on the 1st Floor level, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong	123,000,000
4.	Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon	33,000,000
	Sub-total:	1,040,100,000
	Group II – Properties owned and occupied by the Group	
5.	1st Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon	15,000,000
6.	8th Floor of Block C, Sea View Estate, 8 Watson Road, North Point, Hong Kong	27,000,000
7.	Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, Tai Po, New Territories	270,000,000
	Sub-total:	312,000,000
	Grand Total:	1,352,100,000

VALUATION CERTIFICATE

Group I – Properties owned and held by the Group for investment purpose

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 November 2007
1.	20th and 21st Floors and Car Parking Space Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong 283/10000th shares of and in Inland Lot No. 8294	The property comprises the office space on the whole of the 20th and 21st floors and 3 private car parking spaces on the 4th floor of a 33-storey office building erected upon a 2-storey car park and 4-storey (including basement) commercial podium. The building was completed in 1975. The saleable areas of the property are as follows: **Floor** / **Approximate saleable area** (sq.ft. / sq.m.) 20th: 12,273 / 1,140.19 21st: 12,273 / 1,140.19 **Total: 24,546 / 2,280.38** The property is held from the Government for a term of 75 years from 29 September 1972 renewable for a further term of 75 years. The current Government rent payable for the lot is HK$8,306 per annum.	As at the date of valuation, 2 car parking spaces were vacant and the remaining portions of the property were let to various tenants at a total passing rent of approximately HK$652,778 per month with the latest lease due to expire on 1 February 2008, exclusive of rates, government rent and management fees.	HK$384,100,000

Notes:

(1) The registered owner of 20th Floor and Car Parking Space No. 21 on 4th Floor is Sunny Bright Development Limited, a wholly-owned subsidiary of the Company.

(2) The registered owner of 21st Floor and Car Parking Space Nos. 22 and 23 on 4th Floor is Sunny Success Development Limited, a wholly-owned subsidiary of the Company.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 November 2007
2.	The Remaining Portion of Lot No. 214 and Sections A and B of Lot No. 220 in Demarcation District No. 229, Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau New Territories	The property comprises a broadcasting studio complex occupying a site with an area of approximately 265,982.90 sq.ft. (24,710.41 sq.m.). There are a number of buildings currently standing on the subject site. According to building plans dated 23 August 1996 and 31 December 1996 from the Buildings Department , the approximate gross floor areas of the major buildings are as follows:	As at the date of valuation, the property was vacant.	HK$500,000,000

	Approximate gross floor area	
	sq.ft.	*sq.m.*
Dormitory 2	31,304	2,908.21
TVB House	65,464	6,081.75
Office Block	43,823	4,071.26
Production Block	273,304	25,390.56
Studio 2-5	45,206	4,199.74
Studio 6 and 7	29,375	2,729.00
Prop Store and Wood Workshop	93,178	8,656.45

The dormitory and studio blocks were completed in the 1960's. The Production Block and Office Block were completed in 1988. TVB House was completed in 1994. The Prop Store and Wood Workshop were completed in 1995.

The property is held from the Government for terms of 99 years less the last 3 days from 1 July 1898. The terms have been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.

Notes:

(1) The registered owner of the property is Coastline International Limited, a wholly-owned subsidiary of the Company.

(2) The property is currently zoned under Clear Water Bay Peninsula North Development Permission Area Plan No. S/SK/-CWBN/3 dated 10 November 2006 for "Comprehensive Development Area (2)" purposes.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 November 2007
3.	The lobby on Ground Floor and the front (or southern) portion of the 1st, 2nd and 3rd Floors of No. 1 Leighton Road including the staircase therein leading up to the 3rd Floor and the lift therein serving the 1st, 2nd and 3rd Floors only and portion of the canopy on the 1st Floor level, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong 35/261st shares of and in Section A and the Remaining Portion of Inland Lot No. 1294, Inland Lot No. 1365 and Inland Lot No. 8923	The property comprises retail space and lobby area on portion of the ground floor (which provides exclusive access to the front portions of the three office floors above), the three office floors on the 1st, 2nd and 3rd floors and several advertising board spaces on the external wall. The subject property occupies a portion of the commercial podium upon which a 25-storey residential building was erected. The development was completed in 1971. The property has a saleable area of approximately 1,575 sq.ft. (146.32 sq.m.) on the ground floor and a total saleable area of approximately 31,109 sq.ft. (2,890.10 sq.m.) on the upper three floors. The property is held from the Government for the following terms: I.L. 1294 999 years from 22 February 1892 I.L. 1365 999 years from 27 January 1896 I.L. 8923 50 years from 29 August 1997 The Government rent payable for the lots, IL 1294 and IL1365 are totally HK$152 per annum, whilst that for the lot IL 8923 is an amount equal to 3% of the rateable value of the time being of the lot per annum.	As at the date of valuation, the property was leased for a term of 4 years with the 1st term from 1 November 2004 to 31 October 2008. The current passing rent of the property is HK$326,850 exclusive of rates, government rent and management fees. The total gross revenue for the advertising board from January 2007 to November 2007 was HK$5,343,000.	HK$123,000,000

Notes:

(1) The registered owner of the property is Lyton Investment Limited, a wholly-owned subsidiary of the Company.

(2) The property is subject to an Order No. C2042/HK/99(LSO) under section 24 (1) of the Buildings Ordinance issued by the Building Authority (re: common area). For the purpose of our valuation , we have assumed that the order has been complied with and has not allowed for any reinstatement costs.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 November 2007
4.	Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon 289/7300th shares of and in Yau Tong Inland Lot Nos. 10 and 11	The property comprises the workshop unit on the ground floor of a 12-storey industrial building completed in 1978. The property has saleable area of approximately 18,159 sq.ft. (1,687.01 sq.m.). The property is held from the Government under Conditions of Sale Nos. 9561 and 9576 for terms of 99 years from 1 July 1898 less the last three days. The terms have been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value of the time being of the property per annum.	As at the date of valuation, the ground floor was let for a term of 2 years from 1 May 2007 to 30 April 2009 at a monthly rent of HK$196,174, exclusive of rates and management fees.	HK$33,000,000

Note: The registered owner of the property is South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company.

Group II – Properties owned and occupied by the Group

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 November 2007
5.	1st Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon 208/7300th shares of and in Yau Tong Inland Lot Nos. 10 and 11	The property comprises the workshop unit on the first floor of a 12-storey industrial building completed in 1978. The property has gross floor area of approximately 21,310 sq.ft. (1,979.75 sq.m.). The property is held from the Government under Conditions of Sale Nos. 9561 and 9576 for terms of 99 years from 1 July 1898 less the last three days. The terms have been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value of the time being of the property per annum.	As at the date of valuation, the property was owner-occupied for storage purpose.	HK$15,000,000

Note: The registered owner of the property is South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 November 2007
6.	8th Floor of Block C, Sea View Estate, 8 Watson Road, North Point, Hong Kong 1282/95000th shares of and in Section A of Marine Lot No. 293 and Inland Lot No. 1780	The property comprises the whole of 8th floor of a 15-storey industrial building completed in 1966. The gross floor area of the property is approximately 12,815 sq.ft. (1,190.54 sq.m.). The property is held from the Government for respective terms of 75 years commencing from 5 November 1906 and 23 December 1907 respectively renewable for further terms of 75 years. The current Government rent payable for the property is HK$5,400 per annum.	As at the date of valuation, the property was owner-occupied by the Group for production and ancillary office purpose.	HK$27,000,000

Note: The registered owner of the property is Macheer Properties Limited, a wholly-owned subsidiary of the Company.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 November 2007
7.	Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, Tai Po, New Territories Section A of Tai Po Town Lot No. 13 and the Extension thereto	The property comprises a 6-storey plus lower ground car parks factory building completed in about 1995. The property has a total gross floor area of approximately 280,698 sq.ft. (26,077.52 sq.m.). It is erected on a site with a registered site area of approximately 113,059 sq.ft. (10,503.47 sq.m.). Moreover, a total of 75 car parking spaces are provided on the lower ground floor of the property. The property is held from the Hong Kong Industrial Estates Corporation for a term expiring on 27 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is currently occupied by the Group for offices, press production and paper storage purposes.	HK$270,000,000 (see Note 3)

Notes:

(1) The agreement for lease together with the form of the lease and the subsequent agreement for extension of lease term and modifications (together the "Lease") made between The Hong Kong Industrial Estates Corporation (now known as Hong Kong Science and Technology Parks Corporation) (the "Corporation") and South China Morning Post Publishers Limited (a wholly-owned subsidiary of the Company, the "Lessee") restricts assignment of the property by the Lessee. In the event that the Lessee is desirous of assigning the property at any time during the term of the Lease, the Lessee shall first offer to surrender its interest free from encumbrances and with vacant possession to the Corporation at a consideration calculated in accordance with a prescribed formula set out in the Lease.

(2) Whereas, if the Corporation accepts the surrender of the property offered by the Lessee, the consideration payable by the Corporation as provided in the Lease will be the lesser of either (A) or (B) of the following:

(A) The total of the following two amounts reduced by ten percent:

(I) in respect of the land, a sum equivalent to the fraction of 1/t (one over "t") of eighty percent (80%) of the premium referred to in the Particulars of the Land (as referred to in the Lease) multiplied by the number of completed years in the portion of the term hereby demised unexpired at the date of completion of the surrender where the symbol "t" means or represents the number of completed year or years and any fraction thereof, comprised in the period from the commencement date to 27 June 2047, which fraction of a year shall be deemed to be a completed year, and

(II) in respect of any building (including any fixtures and fittings therein) constructed or erected in accordance with the provisions of the Lease, the replacement cost thereof as at the date of the Corporation's acceptance of the surrender (if accepted) to be determined and discounted for depreciation which shall be calculated at the rate of five percent (5%) per annum or part thereof from the date of the occupation permit or temporary occupation permit (whichever shall be the earlier) for the first building on the said land or, in the event or redevelopment whereby all the building(s) on the said land has been replaced by new building(s), the first new building on the said land pursuant to such redevelopment.

or

(B) in respect of both such land and such building (including any fixtures and fittings therein), the market value thereof as at the date of the Corporation's acceptance of the surrender (if accepted) to be determined but reduced by ten percent.

(3) Due to the specific nature of the buildings and structures and the restrictions on assignment imposed by the Corporation, we have adopted the Depreciated Replacement Cost (the "DRC") approach to derive the capital value of the property, disregarding the abovementioned restrictions and assuming free alienation in the market as at the date of valuation.

(4) For information purpose, we estimate that the consideration payable by the Corporation in case it accepts surrender of the property as calculated in accordance with the above formula prescribed in the Lease as at 30 November 2007 is HK$131,000,000.

(5) The property is currently zoned under Tai Po Outline Zoning Plan No. S/TP/19 dated 18 November 2005 for "Other specified Uses – Industrial Estate purposes".

1. RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than relating to the Offeror and other members of the Concert Group and the terms of the Offer) contained in this document and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this document (other than relating to the Offeror and other members of the Concert Group and the terms of the Offer) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Offeror and other members of the Concert Group) not contained in this document the omission of which would make any statement (other than relating to the Offeror and other members of the Concert Group and the terms of the Offer) in this document misleading.

The information contained in this document relating to the Offeror and members of the Concert Group, the terms of the Offer and the Offeror's intention with respect to the Group has been extracted from the Offer Document. The Directors accept responsibility for the correctness and fairness of the reproduction or presentation of such information only.

2. SHARE CAPITAL OF THE COMPANY

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:

5,000,000,000 Shares of HK$0.10 each

Issued:

1,560,945,596 Shares of HK$0.10 each

All the existing issued Shares are fully paid up and rank pari passu in all respects including all rights as to dividends, voting rights and capital.

Since 31 December 2006, the date to which the latest audited financial statement of the Company was made up, and up to the Latest Practicable Date, no new Share has been issued by the Company.

The Company has a Share Option Scheme. As at the date of the Joint Announcement, there were no outstanding share options granted pursuant to the Share Option Scheme.

Other than the Shares, the Company does not have any other outstanding equity securities (including equity related convertible securities, or warrants, options or subscription rights or derivatives in respect of any equity share capital of the Company (including non-transferable options)).

3. DISCLOSURE OF INTERESTS

(A) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the following Directors had the following interests or short positions in shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") or as otherwise notified to the Company:

Interests and/or short positions in the shares of the Company and/or its associated corporations

	Shares of the Company		
Name of Director	**Capacity/ Nature of interests**	**Number of Shares held**	**Approximate % of issued share capital***
Mr. Kuok Khoon Ean *(Note 1)*	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng *(Note 2)*	Corporate	16,150,000	1.035%
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.306%

Notes:

1. The interests in the 340,000 Shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 16,150,000 Shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through Bonham Industries Limited. As at the Latest Practicable Date, Dr. Khoo held 99.9% of the entire issued capital of Bonham Industries Limited.

* Approximate percentage calculated based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date.

All the interests stated above represent long positions in the Shares.

Save as stated above, as at the Latest Practicable Date, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the Relevant Period. At no time during the Relevant Period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Apart from the aforesaid, as at the Latest Practicable Date, none of the Directors had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

(B) Interests of substantial Shareholders and other persons in the Company

As at the Latest Practicable Date, the following persons, not being a Director of the Company, had the following interests and/or short positions in Shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of Part XV of the SFO:

Name	Capacity/Nature of interests	Number of Shares held	Approximate % of issued share capital*
Kerry Media Limited *(Notes 1 & 2)*	Beneficial owner	609,306,000	39.03%
Kerry 1989 (C.I.) Limited *(Note 3)*	Interest of controlled corporations	547,674,000	35.09%
Kerry Holdings Limited *(Note 4)*	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited	Interest of controlled corporations	688,046,000	44.08%
Silchester International Investors Limited *(Note 5)*	Investment manager	218,603,000	14.00%
Silchester International Investors International Value Equity Trust *(Note 6)*	Beneficial owner	114,331,634	7.32%
Brandes Investment Partners, L.P. *(Note 5)*	Investment manager	107,624,430	6.89%

Notes:

1. According to the disclosure of dealings by Kerry Media Limited pursuant to the Takeovers Code, as at the Latest Practicable Date, Kerry Media Limited was interested in 624,008,000 Shares representing approximately 39.976% of the Company's issued share capital.

2. The interests in the 624,008,000 Shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 547,674,000 Shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

4. The interests in the 594,576,000 Shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. The interests in the 114,331,634 Shares held by Silchester International Investors International Value Equity Trust are duplicated in the interests reported above for Silchester International Investors Limited.

* Approximate percentage calculated based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date.

All the interests stated above represent long positions in the Shares.

Save as disclosed above, as at the Latest Practicable Date, no other interests or short positions in the Shares or underlying shares of the Company were recorded in the register required to be kept under Section 336 of Part XV of the SFO.

(C) Interest in the Offeror

(a) As at the Latest Practicable Date, the Company did not have any interest in the share capital of the Offeror.

(b) As at the Latest Practicable Date, Mr. Kuok Khoon Ean and Ms. Kuok Hui Kwong, both being executive Directors of the Company, together with their other family interests, were interested in Luxhart Assets Limited which in turn held 25,000 ordinary shares in the issued share capital of the Offeror. Save as disclosed above, none of the Directors had any shareholding in the Offeror as at the Latest Practicable Date.

(D) Dealings in securities

(a) Dealings in securities of the Company by the Directors

None of the Directors had dealt in any Shares or securities convertible into Shares (including the Company's share options) during the Relevant Period.

(b) Dealings in securities of the Company by others

As at the Latest Practicable Date, the Directors are not aware of any dealings for value in the securities of the Company during the Relevant Period by any of the subsidiaries of the Company, any pension fund of the Company and of its subsidiaries, any adviser to the Company as specified in class (2) of the definition of associate in the Takeovers Code, any person who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate in the Takeovers Code, any fund manager connected with the Company who managed the shareholdings in the Company on a discretionary basis.

(c) Dealings in securities of the Offeror by the Company and the Directors

None of the Company and the Directors had dealt in any securities of the Offeror during the Relevant Period.

(E) Service contracts

As at the Latest Practicable Date, there was no existing or proposed service contract entered into between any company comprising the Company or any of its subsidiaries or associated companies and any Director, which (i) was continuous contracts with a notice period of twelve months or more, (ii) was of a fixed term with more than twelve months to run irrespective of the notice period; or (iii) (being either continuous or of a fixed term) had been entered into or amended within the Relevant Period.

(F) Miscellaneous

As at the Latest Practicable Date:

(a) there was no agreement or arrangement between any of the Director and any other person which is conditional on or dependent upon the outcome of the Offer or otherwise connected with the Offer.

(b) no benefit had been given or will be given to any Director as compensation for loss of office or otherwise in connection with the Offer.

(c) no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate.

(d) none of the subsidiaries of the Company, or any pension fund of any member of the Group, or any advisers to the Company as specified in class (2) of the definition of associate in the Takeovers Code (but excluding exempt principal traders) owned or controlled any securities in the Company.

(e) no shareholdings or securities in the Company were managed on a discretionary basis by fund managers connected with the Company.

(f) Mr. Kuok Khoon Ean, Tan Sri Dr. Khoo Kay Peng and Dr. The Hon. Sir David Li Kwok Po were interested in the Shares as at the Latest Practicable Date as set out in paragraph 3(A) above in this Appendix. As Mr. Kuok Khoon Ean is a director of a member of the Concert Group, he will not accept the Offer. Tan Sri Dr. Khoo Kay Peng has confirmed that he intends to accept the Offer. Dr. The Hon. Sir David Li Kwok Po has confirmed that it is his intention not to accept the Offer. Save as disclosed in this paragraph 3, none of the Directors was interested in any Shares as at the Latest Practicable Date and none of them is expected to participate in the Offer.

(g) no material contract has been entered into by the Offeror in which any Director has a material personal interest.

4. LITIGATION

As at the Latest Practicable Date, no member of the Company was engaged in any litigation or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any members of the Company.

5. MATERIAL CONTRACTS

No material contract, not being contracts entered into during the ordinary course of business, was entered into by the Company after the date being two years before the commencement of the Offer Period and up to the Latest Practicable Date and is or may be material.

6. GENERAL

(a) The address of the head office and principal place of business in Hong Kong of the Company is at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong.

(b) As at the Latest Practicable Date, the two executive Directors were Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong, the three non-executive Directors were Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang, and the four independent non-executive Directors were The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

(c) As at the Latest Practicable Date, details of the bank overdrafts or loans, or other indebtedness, mortgages, charges or guarantees or other material contingent liabilities of the Group are set out in the section headed "Indebtedness Statement" in Appendix I of this document.

(d) The English text of this document shall prevail over its Chinese text.

7. CONSENTS AND QUALIFICATIONS

The following is the qualification of the experts contained in this document:

Name	Qualification
DTZ	Professional property valuer

Platinum	A licensed corporation under the SFO to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, being the independent financial adviser to the Independent Board Committee in relation to the Offer

DTZ and Platinum have given and have not withdrawn their respective written consents to the issue of this document with the inclusion herein of their letters, advice, reports (as the case may be) and the reference to their names, in the form and context in which they respectively appear.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection (i) during normal business hours from 9:30 a.m. to 5:00 p.m. (other than Saturdays, Sundays and public holidays) at the office of the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong; (ii) on the website of the Company at http://www.scmpgroup.com; and (iii) on the website of the SFC (http://www.sfc.hk), from the date of this document until the end of the Offer Period:

(a) the memorandum of association and the bye-laws of the Company;

(b) the annual reports of the Company for the two years ended 31 December 2006 and the interim report of the Company for the six months ended 30 June 2007;

(c) the valuation certificates and report from DTZ, the valuer providing the valuation report on property interests held by the Group as at 30 November 2007, the text of which is set out on pages 81 to 92 of this document;

(d) the "Letter from the Board" regarding the Offer as set out on pages 5 to 9 of this document;

(e) the "Letter from the Independent Board Committee" containing the recommendations of the Independent Board Committee to the Independent Shareholders regarding the Offer as set out on page 10 of this document;

(f) the "Letter from Platinum" to the Independent Board Committee as set out on pages 11 to 27 of this document; and

(g) the letters of consent from DTZ and Platinum referred to in the paragraph headed "Consents and Qualifications" in this Appendix.

百德能	根據證券及期貨條例可進行第1類(證券交易)及第6類(就機構融資提供意見)受規管活動之持牌公司，為獨立董事委員會就收購建議之獨立財務顧問

戴德梁行及百德能已分別就本文件之刊發出具同意書，同意以本文件所載形式及涵義轉載其函件、意見、報告(視乎情況而定)及引述其名稱，且迄今並無撤回其同意書。

8. 備查文件

以下文件之副本由本文件發出日期起至要約期結束為止的期間內，可於(i)上午九時三十分至下午五時正之一般營業時間(不包括星期六、星期日及公眾假期)內，在本公司於香港新界大埔工業邨大發街22號南華早報中心之辦事處；(ii)本公司網站http://www.scmpgroup.com；及(iii)證監會網站(http://www.sfc.hk)可供查閱：

(a) 本公司之組織章程細則及公司細則；

(b) 本公司截至二零零六年十二月三十一日止兩個年度之年報及本公司截至二零零七年六月三十日止六個月之中期報告；

(c) 戴德梁行出具之估值證書及報告(估值師就本集團於二零零七年十一月三十日所持之物業權益之估值報告)，全文載列於本文件第81頁至92頁；

(d) 有關收購建議之「董事會函件」載於本文件第5頁至9頁；

(e) 載有獨立董事委員會就收購建議向獨立股東提供建議之「獨立董事委員會函件」(載列於本文件第10頁)；

(f) 致獨立董事委員會之「百德能函件」(載列於本文件第11頁至27頁)；及

(g) 戴德梁行及百德能之同意書，見本附錄「同意書及資格」一節。

(g) 收購人並無訂立任何董事於其中擁有重大個人利益之重大合約。

4. 訴訟

於最後實際可行日期，本公司任何成員公司概無涉及任何重大訴訟或索償，而就董事所知，本公司任何成員公司概無尚未了結或面臨任何重大訴訟或索償。

5. 重大合約

由要約期開始前兩年起計直至最後實際可行日期為止，本公司概無訂立重大合約(並非於本公司從事日常業務過程中訂立之合約)。

6. 一般資料

(a) 本公司之總辦事處及主要營業地點為香港新界大埔工業邨大發街22號南華早報中心。

(b) 於最後實際可行日期，本公司之兩名執行董事為郭孔演先生(主席)及郭惠光女士，三名非執行董事為Roberto V. Ongpin先生(副主席)、邱繼炳博士及彭定中博士，四名獨立非執行董事為夏佳理先生、利定昌先生、李國寶爵士及黃啟民先生。

(c) 於最後實際可行日期，有關本集團之銀行透支或貸款、或其他負債、抵押、質押或擔保或其他重大或然負債之詳情，已載於本文件附錄一「債務聲明」一節。

(d) 本文件之中英文版本如有歧義，概以英文本為準。

7. 同意書及資格

本文件所載專業人士之資格如下：

名稱	資格
戴德梁行	專業物業估值師

(c) 本公司及其董事買賣收購人之證券

本公司及其董事於有關期間內概無買賣收購人之任何證券。

(E) 服務合約

於最後實際可行日期，本公司旗下任何公司或其任何附屬公司或聯營公司概無與本公司任何董事訂立或擬訂立(i)任何通知期十二個月或以上之無間斷合約，或(ii)固定期限超過十二個月之合約(不論通知期限長短)，或(iii)於有關期間內訂立或修訂之服務合約(不論為無間斷合約或固定年期合約)。

(F) 其他事項

於最後實際可行日期：

(a) 任何董事與任何其他人士概無訂立須待收購建議得出結果或須視乎收購建議之結果方可作實或以其他原因與收購建議有關連之協議或安排。

(b) 概無/不會向任何董事付予任何利益作為其就有關收購建議而喪失職位或其他損失之賠償。

(c) 概無任何人士與本公司或根據聯繫人士之定義第(1)、(2)、(3)及第(4)類而屬於本公司聯繫人士之任何人士訂立收購守則規則22附註8所述之任何該類安排。

(d) 本公司任何附屬公司、或本集團任何成員公司之退休基金或收購守則中有關聯繫人士之定義第(2)類所述之本公司任何顧問(獲豁免自營買賣商除外)概無擁有或控制本公司之任何證券。

(e) 與本公司有關連之基金經理概無酌情管理本公司之股權或證券。

(f) 於最後實際可行日期，郭孔演先生、邱繼炳博士及李國寶爵士於股份中擁有之權益載列於本附錄上文3(A)段。由於郭孔演先生乃一致行動集團成員公司之董事，故彼不會接納收購建議。邱繼炳博士已確認其有意接納收購建議，而李國寶爵士已確認其無意接納收購建議。除本3段內所披露者外，於最後實際可行日期，概無董事於任何股份中擁有權益，預期彼等亦不會參與收購建議。

4. Kerry Holdings Limited所持有之594,576,000股股份權益，與上文所述Kerry Group Limited之權益重複。

5. 代表客戶行事之投資經理，與本公司並無關連。

6. Silchester International Investors International Value Equity Trust所持有之114,331,634股股份權益，與上文所述Silchester International Investors Limited之權益重複。

* 約佔百分比乃根據本公司於最後實際可行日期之1,560,945,596股已發行股份計算。

上述所有權益均為股份中之好倉。

除上文所披露者外，於最後實際可行日期，根據證券及期貨條例第XV部第336條須備存之登記冊中並無載有任何其他人士於本公司股份或相關股份中擁有任何權益或淡倉。

(C) 於收購人之權益

(a) 於最後實際可行日期，本公司並無於收購人之股本中擁有任何權益。

(b) 於最後實際可行日期，郭孔演先生及郭惠光女士(均為本公司執行董事)連同彼等之其他家族權益，於Luxhart Assets Limited擁有權益，而Luxhart Assets Limited則於收購人已發行股本中擁有25,000股普通股。除上文所披露者外，於最後實際可行日期，概無董事持有收購人任何股份。

(D) 證券買賣

(a) 董事買賣本公司之證券

概無董事於有關期間內買賣任何股份或可轉換為股份之證券(包括本公司之購股權)。

(b) 其他人士買賣本公司之證券

於最後實際可行日期，董事概無獲悉於有關期間內本公司之任何附屬公司、本公司及其附屬公司之任何退休基金、收購守則中聯繫人士定義第(2)類所指之本公司任何顧問、與本公司或與根據收購守則中聯繫人士定義第(1)、(2)、(3)及(4)類屬於本公司聯繫人士的任何人士進行收購守則規則22附註8所指之任何安排之任何人士，以及酌情管理本公司股權而又與本公司有關連之基金經理，曾有價買賣本公司任何證券。

(B) 主要股東及其他人士於本公司之權益

於最後實際可行日期，根據證券及期貨條例第XV部第336條須備存之登記冊所記錄，以下人士(並非本公司董事)於本公司股份及相關股份中持有以下權益及/或淡倉：

名稱	身份/權益性質	持有之股份數目	約佔已發行股本百分比*
Kerry Media Limited *(附註1及2)*	實益擁有人	609,306,000	39.03%
Kerry 1989 (C.I.) Limited *(附註3)*	受控制法團權益	547,674,000	35.09%
Kerry Holdings Limited *(附註4)*	受控制法團權益	594,576,000	38.09%
Kerry Group Limited	受控制法團權益	688,046,000	44.08%
Silchester International Investors Limited *(附註5)*	投資經理	218,603,000	14.00%
Silchester International Investors International Value Equity Trust *(附註6)*	實益擁有人	114,331,634	7.32%
Brandes Investment Partners, L.P. *(附註5)*	投資經理	107,624,430	6.89%

附註：

1. 根據Kerry Media Limited依據收購守則所作出之交易披露，於最後實際可行日期，Kerry Media Limited擁有之624,008,000股股份權益，約佔本公司已發行股本之39.976%。

2. Kerry Media Limited所持有之624,008,000股股份權益，與上文所述Kerry 1989 (C.I.) Limited、Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

3. Kerry 1989 (C.I.) Limited所持有之547,674,000股股份權益，與上文所述Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

3. 披露權益

(A) 董事於本公司及其相聯法團之權益

於最後實際可行日期，根據證券及期貨條例第352條須備存之登記冊所記錄，或根據上市發行人董事進行證券交易標準守則(「標準守則」)知會本公司及聯交所，或另行知會本公司，以下董事於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證中擁有之權益或淡倉如下：

於本公司及/或其相聯法團之股份中擁有之權益及/或淡倉

		本公司之股份	
董事姓名	身份/權益性質	持有之股份數目	約佔已發行股本百分比*
郭孔演先生 *(附註1)*	公司	340,000	0.022%
邱繼炳博士 *(附註2)*	公司	16,150,000	1.035%
李國寶爵士	個人	4,778,000	0.306%

附註：

1. 該340,000股股份之權益被視作由郭孔演先生透過Allerlon Limited而持有之公司權益，Allerlon Limited由郭先生及其配偶全資擁有。

2. 該16,150,000股股份之權益被視作由邱繼炳博士透過Bonham Industries Limited持有之公司權益。於最後實際可行日期，邱博士擁有99.9% Bonham Industries Limited之全部已發行股本。

* 約佔百分比乃根據本公司於最後實際可行日期之1,560,945,596股已發行股份計算。

上述所有權益均為股份中之好倉。

除上述者外，於最後實際可行日期，概無董事(包括其配偶及十八歲以下之子女)於有關期間內獲本公司授予或行使任何權利認購本公司或其任何相聯法團之股份或債權證。於有關期間內，本公司或其任何附屬公司均無參與任何安排，促使董事透過認購本公司或任何其他法團之股份或債權證而獲得利益。

除上文所述者外，於最後實際可行日期，根據證券及期貨條例第352條須備存之登記冊所記錄，或根據標準守則另行知會本公司及聯交所，概無董事於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份或債權證中擁有權益或淡倉。

1. 責任聲明

各董事就本文件所載資料(有關收購人及一致行動集團其他成員以及收購建議條款之資料除外)之準確性共同及個別承擔全部責任,並於作出一切合理查詢後,確認盡彼等所知,於本文件所發表之意見(有關收購人及一致行動集團其他成員以及收購建議條款之意見除外)乃經審慎周詳考慮後始作出,而本文件並無遺漏其他事項(有關收購人及一致行動集團其他成員之事項除外),致使本文件所載之任何陳述(有關收購人及一致行動集團其他成員以及收購建議條款之陳述除外)有所誤導。

本文件所載有關收購人及一致行動集團成員、收購建議條款及收購人對本集團之意向之資料乃摘錄自收購建議文件。董事僅對轉載或呈列該等資料之準確性及公平性承擔責任。

2. 本公司股本

於最後實際可行日期,本公司法定及已發行股本如下:

法定:

5,000,000,000股每股面值0.10港元之股份

已發行:

1,560,945,596股每股面值0.10港元之股份

所有現有已發行股份均已繳足及於各方面享有同等權益,包括有關股息、投票權及資本之權利。

自二零零六年十二月三十一日(即本公司最近期經審核財務報表編製日期)以來,及截至最後實際可行日期,本公司概無發行任何新股份。

本公司設有一項購股權計劃。於聯合公佈日期,本公司並無根據購股權計劃授出而尚未行使之購股權。

除股份外,本公司並無任何其他發行在外之股本證券(包括有關本公司任何股本之股本相關可換股證券或認股權證、購股權或認購權或衍生工具(包括不可轉讓購股權))。

或

(B) 就該土地及該樓宇(包括其任何固定裝置及裝備)而言，其於工業邨公司接受交回日期(倘接受)之市值(有待確定)再減少10%。

(3) 鑒於樓宇及結構的特性以及由工業邨公司施加的轉讓限制，吾等乃採用折舊重置成本(「折舊重置成本」)法，不考慮上述限制並假設於估值日期物業可於市場自由轉讓，以得出物業之資本值。

(4) 吾等估計，倘工業邨公司接受交回物業，其於二零零七年十一月三十日應付之代價(根據租約訂明之上述公式計算)為131,000,000港元，以供參考。

(5) 該物業現時根據日期為二零零五年十一月十八日之大埔分區計劃大綱第S/TP/19號規劃用作「其他特殊用途－工業邨用途」。

物業	概況及年期	佔用詳情	於二零零七年十一月三十日現況下之資本值
7. 新界大埔大埔工業邨大發街22號南華早報中心 大埔市地段第13號A段及其擴展部份	該物業為一幢約於一九九五年落成之6層高工廠樓宇（附帶地下停車場）。 該物業之總樓面面積約為280,698平方呎（26,077.52平方米），建於一塊註冊地盤面積約為113,059平方呎（10,503.47平方米）之地塊上。此外，該物業之低層地下停車場共有75個泊車位。 該物業自香港工業邨公司租用，租期於二零四七年六月二十七日屆滿。該物業現時應付政府地租相等於該物業現時每年應課差餉租值之3%。	該物業目前由　貴集團用作辦公室、印刷生產車間及紙張倉庫用途。	270,000,000港元（見附註(3)）

附註：

(1) 由香港工業邨公司（現稱香港科技園公司）（「工業邨公司」）與南華早報出版有限公司（貴公司之全資附屬公司（「承租人」））訂立之租賃協議連同租賃表格及有關延長租期及修訂之其後協議（統稱為「租約」）限制承租人轉讓該物業。倘承租人欲於租約期內任何時間轉讓該物業，承租人須首先向工業邨公司提出交回無償權負擔之權益及將物業交吉，代價乃根據租約訂明之公式計算。

(2) 倘工業邨公司接受承租人交回該物業，根據租約規定，工業邨公司應付之代價將以下列(A)或(B)中較少者為準：

(A) 下列兩個金額之總和減10%：

(I) 就土地而言，金額相等於土地詳情（參閱租約）中所提述之地價之百分之八十(80%)之1/t（「t」分之一）乘以於交回完成日期轉讓租期未屆滿之已完成年數，「t」指或代表完成年數及其任何分數（包含於開始日期至二零四七年六月二十七日之期間內，不足一年亦視作一個完成年度），及

(II) 就根據租約規定建設之任何樓宇（包括任何固定裝置及裝備）而言，其於工業邨公司接受交回日期（倘接受）將予確定之重置成本（將根據上述土地上之第一幢樓宇之入夥紙或臨時入夥紙之日期（以較早者為準）起計按每年（或不足一年之部份）百分之五(5%)之折舊率計算折舊，或倘透過新建樓宇取代上述土地上之所有樓宇而進行重建，則根據此項重建上述土地之第一幢新建樓宇之入夥紙或臨時入夥紙之以年率5%進行折舊貼現。

	物業	概況及年期	佔用詳情	於二零零七年十一月三十日現況下之資本值
6.	香港北角屈臣道8號海景大廈C座8樓 海傍地段第293號A段及內地段第1780號95000份中之1282份	該物業為一幢於一九六六年落成之15層高工業樓宇之8樓全層。 該物業之樓面面積約為12,815平方呎(1,190.54平方米)。 該物業自政府租用，年期分別由一九零六年十一月五日及一九零七年十二月二十三日起計為期75年，另可分別續期75年。該物業現時每年應付政府地租為5,400港元。	於估值日期，該物業由 貴集團自用作生產及配套辦公室用途。	27,000,000港元

附註： 該物業之註冊擁有人為 貴公司全資附屬公司Macheer Properties Limited。

第二類－貴集團擁有及佔用之物業

	物業	概況及年期	佔用詳情	於二零零七年十一月三十日現況下之資本值
5.	九龍油塘高輝道7號高輝工業大廈B座1樓 油塘內地段第10及11號7300份中之208份	該物業為一幢於一九七八年落成之12層高工業樓宇一樓之工場。 該物業之樓面面積約為21,310平方呎（1,979.75平方米）。 該物業按賣地章程第9561號及9576號自政府租用，年期由一八九八年七月一日起計為期99年減最後三天。年期已依法延長至二零四七年六月三十日。該物業現時應付政府地租相等於該物業現時每年應課差餉租值之3%。	於估值日期，該物業由業主自用作倉儲用途。	15,000,000港元

附註： 該物業之註冊擁有人為　貴公司全資附屬公司南華早報出版有限公司。

	物業	概況及年期	佔用詳情	於二零零七年十一月三十日現況下之資本值
4.	九龍油塘高輝道7號高輝工業大廈B座地下 油塘內地段第10及11號7300份中之289份	該物業為一幢於一九七八年落成之12層高工業樓宇地下之工場。 該物業之實用面積約為18,159平方呎(1,687.01平方米)。 該物業按賣地章程第9561號及9576號自政府租用，年期由一八九八年七月一日起計為期99年減最後三天。年期已依法延長至二零四七年六月三十日。該物業現時應付政府地租相等於該物業現時每年應課差餉租值之3%。	於估值日期，地下已出租，租期由二零零七年五月一日起至二零零九年四月三十日止為期2年，每月租金為196,174港元(不包括差餉及管理費)。	33,000,000港元

附註： 該物業之註冊擁有人為 貴公司全資附屬公司南華早報出版有限公司。

物業	概況及年期	佔用詳情	於二零零七年十一月三十日現況下之資本值
3. 香港灣仔堅拿道西26-30號、禮頓道1-7號及摩理臣山道41-47號之愉景樓之地下大堂，1、2及3樓之前部(或南部)，包括通往3樓之樓梯及僅服務1、2及3樓之電梯以及1樓之部份簷篷 內地段第1294號之A段及餘段、內地段第1365號及內地段第8923號261份中之35份	該物業包括部份地下之零售舖位及大堂(專門通往上述三層寫字樓之前面部份)、1樓、2樓及3樓三層之寫字樓及外牆上之若干廣告牌。該物業包括建有一幢25層住宅樓宇之商業平臺之一部份。該發展項目於一九七一年完成。 該物業地下之實用面積約1,575平方呎(146.32平方米)及其上三層之總實用面積約31,109平方呎(2,890.10平方米)。 該物業自政府租用，年期如下： 內地段 1294號 由一八九二年二月二十二日起計999年 內地段 1365號 由一八九六年一月二十七日起計999年 內地段 8923號 由一九九七年八月二十九日起計50年 內地段1294號及內地段1365號應付之政府地租合共為每年152港元，而內地段8923號之政府地租相等於該地段現時每年應課税差餉租值之3%。	於估值日期，該物業第一個租期由二零零四年十一月一日起至二零零八年十月三十一日止為期4年。該物業之現時租金為326,850港元(不包括差餉、政府地租及管理費)。 由二零零七年一月至二零零七年十一月，廣告牌之總收入為5,343,000港元。	123,000,000港元

附註：

(1) 該物業之註冊擁有人為 貴公司全資附屬公司Lyton Investment Limited。

(2) 該物業受建築事務監督頒佈之建築物條例第24(1)條項下第C2042/HK/99(LSO)號令規限(關於：公用面積)。就吾等估值而言，吾等假設該令已獲遵守且並未就任何修復成本作出撥備。

	物業	概況及年期	佔用詳情	於二零零七年十一月三十日現況下之資本值
2.	新界坑口亞公灣清水灣道清水灣錄影廠丈量約分229號地段214號之餘下部份及地段220號之A段及B段	該物業為一幢佔地面積約265,982.90平方呎(24,710.41平方米)之綜合廣播錄影廠。 目前該地塊上建有多幢樓宇。根據屋宇署日期為一九九六年八月二十三日及一九九六年十二月三十一日之建築圖則，主要樓宇之概約總樓面面積如下：	於估值日期，該物業空置。	500,000,000港元

	概約總樓面面積	
	平方呎	平方米
2號宿舍	31,304	2,908.21
TVB大廈	65,464	6,081.75
辦公大樓	43,823	4,071.26
製作大樓	273,304	25,390.56
2-5號錄影廠	45,206	4,199.74
6號及7號錄影廠	29,375	2,729.00
道具倉庫及木工車間	93,178	8,656.45

宿舍及錄影廠於二十世紀六十年代落成。製作大樓及辦公大樓於一九八八年落成。TVB大廈於一九九四年落成。道具倉庫及木工車間於一九九五年落成。

該物業乃自政府租用，年期由一八九八年七月一日起計為期99年減最後3日。年期已依法延長至二零四七年六月三十日。該物業現時應付政府地租相等於該物業每年現時應課差餉租值之3%。

附註：

(1) 該物業之註冊擁有人為 貴公司全資附屬公司Coastline International Limited。

(2) 該物業現時根據日期為二零零六年十一月十日之清水灣半島北部發展審批地區圖第S/SK/-CWBN/3號，被規劃為「綜合發展區(2)」用途。

估值證書

第一類－貴集團擁有及持作投資用途之物業

	物業	概況及年期	佔用詳情	於二零零七年十一月三十日現況下之資本值
1.	香港中環夏慤道12號美國銀行中心20及21樓以及4樓第21、22及23號泊車位 內地段第8294號10000份中之283份	該物業為建於2層停車場及4層(包括地庫)商業平臺上之一幢33層高寫字樓大廈之20樓及21樓全層之辦公室樓面及4樓3個私家車泊車位。該樓宇於一九七五年落成。 該物業之實用面積如下： **樓層**　**概約實用面積** 平方呎　平方米 20樓　12,273　1,140.19 21樓　12,273　1,140.19 **總計：**　**24,546**　**2,280.38** 該物業乃自政府租用，年期由一九七二年九月二十九日起計75年，另可續期75年。該地段現時每年應付政府地租為8,306港元。	於估值日期，2個泊車位空置外及該物業之餘下部份已租予不同承租人，每月租金總額約為652,778港元(不包括差餉、政府地租及管理費)，最後一份租約於二零零八年二月一日屆滿。	384,100,000港元

附註：

(1) 20樓及4樓第21號泊車位之註冊擁有人為　貴公司全資附屬公司Sunny Bright Development Limited。

(2) 21樓及4樓第22號及23號泊車位之註冊擁有人為　貴公司全資附屬公司Sunny Success Development Limited。

估值概要

	物業	於二零零七年十一月三十日現況下之資本值 *港元*
第一類－貴集團擁有及持作投資用途之物業		
1.	香港中環夏慤道12號美國銀行中心20及21樓以及4樓之第21、22及23號泊車位	384,100,000
2.	新界坑口亞公灣清水灣道清水灣錄影廠丈量約分229號地段214號之餘下部份及地段220號之A段及B段	500,000,000
3.	香港灣仔堅拿道西26-30號、禮頓道1-7號及摩理臣山道41-47號愉景樓之地下大堂，1、2及3樓之前部（或南部），包括通往3樓之樓梯及僅服務1、2及3樓之電梯以及1樓之部份簷篷	123,000,000
4.	九龍油塘高輝道7號高輝工業大廈B座地下	33,000,000
	小計：	1,040,100,000
第二類－貴集團擁有及佔用之物業		
5.	九龍油塘高輝道7號高輝工業大廈B座1樓	15,000,000
6.	香港北角屈臣道8號海景大廈C座8樓	27,000,000
7.	新界大埔大埔工業邨大發街22號南華早報中心	270,000,000
	小計：	312,000,000
	總計：	1,352,100,000

業權查冊

吾等並無獲提供有關物業之業權文件副本，但已在土地註冊處進行查冊。然而，吾等並無查閱文件正本以核實所有權或確定任何修訂。所有文件乃僅作參考及所有尺寸、量度及面積均為約數。

物業視察

吾等曾視察物業之外部，並在可行情況下，亦視察物業之內部。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報物業有否腐朽、蟲蛀或任何其他結構損壞。吾等並無對任何設施進行測試。

報告

隨附吾等之估值概要及估值證書。

此致

新界
大埔
大埔工業邨
大發街22號
南華早報中心
SCMP集團有限公司
列位董事　台照

代表
戴德梁行有限公司
董事
黃儉邦
註冊專業測量師
(產業測量組)
M.R.I.C.S., M.H.K.I.S.
謹啟

二零零八年一月二十五日

附註： 黃儉邦先生為註冊專業測量師，於香港物業估值方面擁有逾23年經驗。

吾等之估值並無考慮該物業所欠負之任何抵押、按揭或欠款，以及出售成交時可能須承擔之任何開支及稅項。除另行說明者外，吾等假定該物業概不附帶可影響其價值的產權負擔、限制或繁重支出。

估值方法

吾等就各項物業之估值乃根據香港測量師學會之物業估值準則編製，符合香港聯合交易所有限公司頒佈的上市規則第5章之規定。

吾等對第1至6項物業之估值乃採用直接比較法，假設物業在現況下可即時交吉出售，並參考有關市場上可資比較之銷售交易而進行，或(如適用)採用投資法，將源自現有租約之租金收入撥作資本(經計及有關物業租約期滿後可能倒退之租金收入作出適當撥備)。

對　貴集團於香港擁有及佔用之第7項物業進行估值時，鑒於樓宇及結構之特定性質，吾等已採用折舊重置成本(「折舊重置成本」)法。折舊重置成本法規定須估計土地在現有用途下之市值，及估計樓宇及結構之新重置成本，並因應樓齡、狀況及功能老化等從中作出適當扣減。其價值視乎受動用整體資產產生之實體服務潛力所限。

根據　貴集團提供之資料，因出售物業權益將產生之潛在稅項負債為出售所得純利之17.5%利得稅，惟須扣減本質上屬資本之任何溢利。與估值概要第一類持作投資用途之物業權益有關之潛在稅項負債將於出售時予以明確。就估值概要第二類擁有及佔用之物業而言，由於　貴集團無意出售該等物業權益，故此明確有關稅項負債之可能性甚小。

資料來源

吾等在頗大程度上依賴　閣下所提供之資料，並接納提供予吾等有關規劃批文、法定通告、地役權、年期及物業鑒定、佔用詳情、樓面面積及所有其他有關事項之意見。尺寸及量度乃以　閣下提供予吾等之文件及其他資料為依據，故僅為約數。吾等並無進行任何實地量度。

吾等並無理由懷疑　閣下向吾等提供之資料(該等資料對本估值有重大意義)之真確性及準確性。據　閣下告知，　閣下所提供之資料並無遺漏任何重大事實。

DTZ 戴德梁行

香港
中環
康樂廣場1號
怡和大廈
10樓

敬啟者：

關於：物業組合估值

指示

吾等謹遵照 閣下指示，對SCMP集團有限公司(以下稱「貴公司」)或其附屬公司(以下統稱「貴集團」)所持有之物業進行市場估值。吾等證實曾視察物業、作出有關查詢及查冊，並收集吾等認為必需之其他資料，以向 閣下呈述吾等對物業於二零零七年十一月三十日(「估值日期」)價值之意見。

估值基準及假設

吾等就各項物業之估值代表其市值，就香港測量師學會之物業估值標準而言，市值定義為「物業經過適當推銷後，自願買家及自願賣家於雙方均在知情、審慎及自願情況下於估值日進行公平交易之預計款額」。

吾等就各項物業之估值排除因特殊條款或情況(例如不尋常融資、售後租回安排、與買賣有關之任何人士授予之特殊代價或優惠，或任何特殊價值之元素)引致升跌之估計價格。

IV. 債務聲明

於二零零七年十一月三十日(即本通函付印前作出本債務聲明之最後實際可行日期)辦公時間結束時，本集團有未償還銀行透支人民幣17,768,000元(約18,781,000港元)及短期循環銀行貸款人民幣2,000,000元(約2,114,000港元)。

外幣金額已按於二零零七年十一月三十日辦公時間結束時適用之概約匯率換算為港幣。

除上文所述者外，於二零零七年十一月三十日，本集團並無任何尚未償還之銀行透支或貸款、其他類似債務、按揭、抵押、擔保或其他重大或然負債。

V. 重大變動

於最後實際可行日期，就董事所知，自二零零六年十二月三十一日(即本集團最近期刊發經審核財務報表之編製日期)以來，本集團之財務或經營狀況或前景概無任何重大變動。

8. 淨利息收入

	（未經審核）截至六月三十日止六個月	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
銀行存款之利息收入	3,992	2,382
銀行貸款及透支之利息支出	(829)	(1,760)
	3,163	622

9. 所得稅開支

	（未經審核）截至六月三十日止六個月	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
現期所得稅		
香港利得稅	41,857	34,964
海外稅項	264	347
遞延所得稅	(2,411)	(2,109)
	39,710	33,202

香港利得稅乃以期內估計應課稅盈利按17.5%（二零零六年：17.5%）稅率撥備。海外地區所得盈利之稅項乃根據期內估計應課稅盈利，按本集團經營業務所在國家之適用稅率計算。

10. 股息

於二零零七年五月派發二零零六年度末期股息每股13港仙，合共202,923,000港元。於二零零六年五月派發二零零五年度末期股息每股10港仙，合共156,095,000港元。

董事會宣佈派發本期之中期股息每股8港仙（二零零六年：每股6港仙），合共124,876,000港元（二零零六年：93,657,000港元）。

11. 每股盈利

每股基本及攤薄盈利乃根據期內股東應佔盈利175,000,000港元（二零零六年：146,530,000港元）及於期內已發行之股份1,560,945,596股（二零零六年：1,560,945,596股）計算。

於二零零七年六月三十日，尚未行使之購股權，其持有人可認購本公司6,463,000股股份（二零零六年：7,033,000股）。此等購股權可能會攤薄未來每股基本盈利，但因其於呈列期間具有反攤薄作用，故並無列入計算每股攤薄盈利。

12. 中期財務報表之批准

本中期財務報表已於二零零七年九月十三日獲董事會批准。

5. 股本

	(未經審核) 二零零七年 六月三十日 *港幣千元*	(經審核) 二零零六年 十二月三十一日 *港幣千元*
法定股本：		
5,000,000,000股，每股面值0.10港元	500,000	500,000
已發行及實收股本：		
1,560,945,596股(二零零六年：1,560,945,596股)，每股面值0.10港元	156,095	156,095

6. 應付款項及應計負債

應付款項之賬齡分析如下：

	(未經審核) 二零零七年六月三十日		(經審核) 二零零六年十二月三十一日	
	結餘 *港幣千元*	百分比 %	結餘 *港幣千元*	百分比 %
零至三十日	22,272	85.8	29,888	80.2
三十一日至六十日	1,039	4.0	4,436	11.9
六十一日至九十日	376	1.5	333	0.9
多於九十日	2,267	8.7	2,609	7.0
應付款項總額	25,954	100.0	37,266	100.0
應計負債	88,077		112,615	
應付款項及應計負債總額	114,031		149,881	

7. 資本承擔

	(未經審核) 二零零七年 六月三十日 *港幣千元*	(經審核) 二零零六年 十二月三十一日 *港幣千元*
物業、機器及設備之資本承擔		
已訂約但未撥備	3,668	3,627
已批准但未訂約	12,486	24,242
	16,154	27,869

3. **物業、機器及設備**

	（未經審核）			
	租賃樓宇	**其他固定資產**	**在建資產**	**總計**
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零七年一月一日				
成本或估值	308,868	1,018,489	779	1,328,136
累積折舊及減值虧損	(81,031)	(680,099)	(53)	(761,183)
於二零零七年一月一日之賬面淨值	227,837	338,390	726	566,953
添置	—	3,456	6,998	10,454
折舊	(3,244)	(21,604)	—	(24,848)
匯兌差異	—	36	—	36
出售	—	(85)	—	(85)
轉撥	—	6,936	(6,936)	—
於二零零七年六月三十日之賬面淨值	224,593	327,129	788	552,510
於二零零七年六月三十日				
成本或估值	308,868	1,028,626	841	1,338,335
累積折舊及減值虧損	(84,275)	(701,497)	(53)	(785,825)
於二零零七年六月三十日之賬面淨值	224,593	327,129	788	552,510
於二零零七年六月三十日之成本及估值分析				
成本	299,673	1,028,626	841	1,329,140
估值 — 一九九零年	9,195	—	—	9,195
	308,868	1,028,626	841	1,338,335

4. **應收款項**

本集團給予其貿易客戶的平均信用期限為七日至九十日，應收款項按到期日之賬齡分析如下：

	（未經審核）		（經審核）	
	二零零七年六月三十日		二零零六年十二月三十一日	
	結餘	**百分比**	**結餘**	**百分比**
	港幣千元	%	*港幣千元*	%
零至三十日	212,361	81.3	190,835	66.9
三十一日至六十日	14,631	5.6	49,473	17.3
六十一日至九十日	23,793	9.1	31,811	11.1
多於九十日	10,423	4.0	13,223	4.7
總額	261,208	100.0	285,342	100.0
減：累積減值虧損	(2,751)		(3,571)	
	258,457		281,771	

財務報表附註

1. 編製基準及會計政策

本集團之未經審核綜合中期財務報表摘要(「中期財務報表」)乃根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。

此中期財務報表應與二零零六年全年財務報表一併閱讀。

編製此中期財務報表摘要所採用之會計政策及計算方法與編製截至二零零六年十二月三十一日止年度之全年財務報表所採用者一致。

截至二零零六年六月三十日止六個月之收益表之若干比較數字已重新分類以符合本期間之呈列。該重新分類對本集團截至二零零六年六月三十日止六個月之業績並無任何影響。

香港會計師公會已頒佈多項新準則、準則之修訂及詮釋，於二零零七年一月一日或以後開始之會計期間生效。本集團已評估此等準則、修訂及詮釋，認為其對此中期財務報表並無重大影響。

2. 分部資料

本公司於本期間為投資控股公司。本集團之主要業務包括出版、印刷及分銷《南華早報》、《星期日南華早報》及其他印刷及電子刊物、物業投資、錄像及影片後期製作以及音樂出版。

本集團業務大部份均以香港為基地，而本集團根據主要業務劃分之收益及對經營盈利之貢獻之分析如下：

	(未經審核) 收益 截至六月三十日止六個月		(未經審核) 對經營盈利之貢獻 截至六月三十日止六個月	
	二零零七年 *港幣千元*	二零零六年 *港幣千元*	二零零七年 *港幣千元*	二零零六年 *港幣千元* (重列)
報章、雜誌及其他刊物	613,270	561,099	210,208	174,320
投資物業	8,921	8,692	6,754	6,346
錄像及影片後期製作	9,393	10,278	128	(1,434)
音樂出版	1,276	3,098	774	1,048
總計	632,860	583,167	217,864	180,280

綜合現金流量表摘要

	(未經審核) 截至六月三十日止六個月 二零零七年 *港幣千元*	 二零零六年 *港幣千元*
營運產生的淨現金	226,969	191,314
已付香港利得稅	(66,724)	(49,865)
已付海外稅項	(264)	–
營運活動產生的淨現金	159,981	141,449
投資活動所用之淨現金	(3,417)	(3,557)
未計融資活動之淨現金流入	156,564	137,892
融資活動之現金流量		
已付股息	(202,923)	(156,095)
已付利息	(829)	(1,760)
融資活動所用淨現金	(203,752)	(157,855)
現金及現金等值之淨減少	(47,188)	(19,963)
於一月一日之現金及現金等值	242,371	174,736
於六月三十日之現金及現金等值	195,183	154,773

綜合權益變動表摘要

截至二零零七年六月三十日止六個月

(未經審核)

股東應佔

	股本及股份溢價	繳入盈餘	投資重估儲備	資產重估儲備	匯兌儲備	保留盈利	股東資金總額	少數股東權益	權益總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年一月一日結餘	197,066	865,672	93,216	3,624	(35,938)	596,864	1,720,504	10,406	1,730,910
可供出售之金融資產									
一計入權益之公平值收益	—	—	24,716	—	—	—	24,716	—	24,716
綜合賬目時產生之匯兌差額	—	—	—	—	3,189	—	3,189	22	3,211
直接於權益中確認之淨收入	—	—	24,716	—	3,189	—	27,905	22	27,927
期內盈利	—	—	—	—	—	146,530	146,530	4,065	150,595
期內已確認之收入總額	—	—	24,716	—	3,189	146,530	174,435	4,087	178,522
股息	—	—	—	—	—	(156,095)	(156,095)	—	(156,095)
於二零零六年六月三十日結餘	197,066	865,672	117,932	3,624	(32,749)	587,299	1,738,844	14,493	1,753,337
於二零零七年一月一日結餘	197,066	865,672	159,802	3,624	(29,105)	685,696	1,882,755	11,832	1,894,587
可供出售之金融資產									
一計入權益之公平值收益	—	—	19	—	—	—	19	—	19
一於出售時轉入損益	—	—	(1,218)	—	—	—	(1,218)	—	(1,218)
綜合賬目時產生之匯兌差額	—	—	—	—	5,976	—	5,976	(144)	5,832
直接於權益中確認之淨收入	—	—	(1,199)	—	5,976	—	4,777	(144)	4,633
期內盈利	—	—	—	—	—	175,000	175,000	7,260	182,260
期內已確認之收入總額	—	—	(1,199)	—	5,976	175,000	179,777	7,116	186,893
股息	—	—	—	—	—	(202,923)	(202,923)	—	(202,923)
於二零零七年六月三十日結餘	197,066	865,672	158,603	3,624	(23,129)	657,773	1,859,609	18,948	1,878,557

綜合收益表摘要

	附註	(未經審核) 截至六月三十日止六個月 二零零七年 *港幣千元*	 二零零六年 *港幣千元* (重列)
收益	2	632,860	583,167
其他收入		2,091	2,150
員工成本		(191,001)	(180,594)
生產原料成本		(88,271)	(86,040)
租金及設施		(21,541)	(16,920)
折舊及攤銷		(29,149)	(32,434)
廣告及宣傳		(16,821)	(16,015)
其他經營開支		(71,674)	(73,034)
出售可供出售之金融資產收益		1,370	—
經營盈利		217,864	180,280
淨利息收入	8	3,163	622
應佔聯營公司盈利		943	2,895
除所得税前盈利		221,970	183,797
所得税開支	9	(39,710)	(33,202)
期內盈利		182,260	150,595
應佔盈利：			
股東		175,000	146,530
少數股東權益		7,260	4,065
		182,260	150,595
股息			
擬派中期股息每股8港仙 (二零零六年：每股6港仙)	10	124,876	93,657
每股盈利			
基本及攤薄	11	11.21港仙	9.39港仙

	附註	(未經審核) 二零零七年 六月三十日 港幣千元	(經審核) 二零零六年 十二月三十一日 港幣千元
負債			
非流動負債			
無抵押長期銀行貸款		17,000	17,000
遞延所得稅負債		109,422	111,833
		126,422	128,833
流動負債			
應付款項及應計負債	6	114,031	149,881
預收訂閱費		18,408	23,037
現期所得稅負債		56,806	81,672
無抵押短期銀行貸款		2,060	1,990
有抵押銀行透支		17,117	12,935
		208,422	269,515
總負債		334,844	398,348
總權益及負債		2,213,401	2,292,935
流動資產淨值		304,236	313,842
總資產減流動負債		2,004,979	2,023,420

III. 本集團截至二零零七年六月三十日止六個月之未經審核綜合財務報表摘要

以下為本集團於二零零六年十二月三十一日之經審核綜合資產負債表、本集團於二零零七年六月三十日之未經審核綜合資產負債表摘要、本集團截至二零零六年及二零零七年六月三十日止六個月之未經審核綜合收益表摘要、本集團截至二零零六年及二零零七年六月三十日止六個月之未經審核綜合權益變動表摘要及未經審核綜合現金流量表摘要，連同財務報表有關附註，乃摘錄自本公司截至二零零七年六月三十日止六個月之中期報告：

綜合資產負債表摘要

	附註	(未經審核) 二零零七年 六月三十日 港幣千元	(經審核) 二零零六年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備	3	552,510	566,953
投資物業		773,800	773,800
土地租金		32,099	32,609
無形資產		33,024	34,920
聯營公司之權益		58,005	53,169
可供出售之金融資產		207,596	208,516
界定利益計劃之資產		43,709	39,611
		1,700,743	1,709,578
流動資產			
存貨		26,977	29,252
應收款項	4	258,457	281,771
預付費用、按金及其他應收賬款		14,924	17,028
現金及銀行結餘		212,300	255,306
		512,658	583,357
總資產		2,213,401	2,292,935
權益			
資本及儲備			
股本	5	156,095	156,095
儲備		1,578,638	1,523,737
擬派股息		124,876	202,923
		1,703,514	1,726,660
股東資金		1,859,609	1,882,755
少數股東權益		18,948	11,832
權益總額		1,878,557	1,894,587

聯營公司

公司名稱	成立及營業地區	已發行股本面值	本集團應佔股本百分比	業務性質
Dymocks Franchise Systems (China) Limited*	香港	普通股 7,700,000港元	45%	經營書店
The Post Publishing Public Company Limited*	泰國	普通股 500,000,000泰銖	21.3%	報章及雜誌出版

* *該等公司之賬目並非由香港羅兵咸永道會計師事務所，或其他羅兵咸永道會計師事務所國際成員公司審核。*

董事會認為，以上所列之本公司附屬公司及本集團之聯營公司為主要影響本集團年內業績，或佔本集團資產淨值重大比例。由於所需篇幅過份冗長關係，董事會決定不載列其他附屬公司及聯營公司之詳細資料。

32. 關連人士交易

年內，本集團與關連人士達成下列交易：

主要管理人員之酬金

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
薪金及其他短期僱員福利	21,206	19,085
退休後福利	576	520
解僱補償	–	202
	21,782	19,807

33. 財務報表之批准

本財務報表已於二零零七年三月二十六日獲董事會批准。

31. 附屬公司及聯營公司

於二零零六年十二月三十一日，本公司之主要附屬公司及本集團之主要聯營公司之詳情如下：

附屬公司

公司名稱	成立/註冊及營業地區(法定企業類別)	已發行/註冊股本面值	持有比率 直接	持有比率 間接	業務性質
華星唱片出版有限公司	香港	普通股44,394,500港元	–	100%	音樂出版
Coastline International Limited	巴哈馬共和國	普通股2美元	–	100%	物業持有
廣州威迪菲廣告有限公司	中華人民共和國(外商獨資企業)	註冊資本2,100,000美元	–	83%	廣告代理
Lyton Investment Limited	巴哈馬共和國	普通股2美元	–	100%	物業持有
Macheer Properties Limited	英屬維爾京群島	普通股1美元	–	100%	物業持有
Markland Investments Limited	香港	普通股2港元	–	100%	投資控股
SCMP (1994) Limited	香港	普通股2港元	100%	–	投資控股
博益出版(集團)有限公司	香港	普通股2,000,000港元	–	100%	書籍出版
SCMP Hearst Publications Limited	香港	普通股10,000港元	–	70%	雜誌出版
SCMP Magazines Publishing (HK) Limited	香港	普通股10,000港元	–	100%	雜誌出版
南華早報刊物出版有限公司	香港	普通股10,000港元	–	100%	出版及廣告
SCMP Maxim Limited	香港	普通股2港元	–	100%	雜誌出版
SCMP.com Holdings Limited#	英屬維爾京群島	普通股1美元	100%	–	投資控股
上海南鴻信息服務有限公司	中華人民共和國(外商獨資企業)	註冊資本2,101,000美元	–	100%	提供諮詢及顧問服務
南華早報出版有限公司	香港	普通股201,000,000港元	–	100%	報章及雜誌出版
South China Morning Post (S) Pte Ltd	新加坡	普通股3新加坡元	–	100%	廣告代理
新利輝發展有限公司	香港	普通股2港元	–	100%	物業持有
新利成發展有限公司	香港	普通股2港元	–	100%	物業持有
香港影視製作有限公司	香港	普通股12,050港元	–	83%	錄像及影片後期製作
West Side Assets Limited#	英屬維爾京群島	普通股1美元	–	100%	投資控股

(b) 本年度融資變動分析

	短期銀行貸款 港幣千元	長期銀行貸款 港幣千元	少數股東權益 港幣千元
於二零零五年一月一日之結餘	–	247,000	12,320
非現金變動			
應佔盈利	–	–	5,526
匯兌差額	–	–	60
現金變動			
向一間附屬公司之少數股東支付股息	–	–	(7,500)
提取/(償還)銀行貸款	51,918	(230,000)	–
於二零零五年十二月三十一日之結餘	51,918	17,000	10,406
於二零零六年一月一日之結餘	51,918	17,000	10,406
非現金變動			
應佔盈利	–	–	8,844
匯兌差額	72	–	82
現金變動			
向一間附屬公司之少數股東支付股息	–	–	(7,500)
償還銀行貸款	(50,000)	–	–
於二零零六年十二月三十一日之結餘	1,990	17,000	11,832

(c) 現金及銀行結餘

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
銀行及手頭現金	114,388	62,811	609	610
短期銀行存款	140,918	118,638	–	–
	255,306	181,449	609	610

本集團現金及銀行結餘大部份以港元計值。短期銀行存款之實際利率為3.95%(二零零五年：4.05%)；截至二零零六年十二月三十一日，該等存款之平均到期日為11天(二零零五年：6天)。

29. 資本承擔

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
物業、機器及設備之資本承擔：		
已訂約但未撥備	3,627	3,380
已批准但未訂約	24,242	35,872
	27,869	39,252

30. 綜合現金流量表附註

(a) 經營盈利與營運產生的現金對賬表

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
經營盈利	419,557	306,575
出售可供出售之金融資產收益	(13,680)	(711)
投資物業公平值收益	(40,070)	(50,400)
折舊及攤銷	65,609	77,955
上市投資股息收入	(2,778)	(2,463)
出售物業、機器及設備虧損	186	119
非流動資產減值	16,186	35,704
退休金收入	(6,072)	(3,124)
應付聯營公司款項(減少)/增加	(21)	134
應收聯營公司款項增加	(4)	(7)
存貨減少/(增加)	9,166	(644)
應收款項增加	(36,554)	(53,604)
預付費用、按金及其他應收款項減少	3,786	17,228
應付款項及應計負債增加	14,548	18,211
預收訂閱費(減少)/增加	(1,394)	1,583
營運產生的現金	428,465	346,556

本年度及過往年度之金額如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
計劃資產之公平值	373,104	317,269
界定利益責任之現值	(279,674)	(235,126)
盈餘	93,430	82,143
計劃資產之經驗收益/(虧損)	41,797	6,782
計劃負債之經驗收益/(虧損)	(17,357)	(2,506)

根據一項於二零零五年七月一日對該計劃進行之精算估值，精算師建議本集團於二零零八年六月三十日之前暫停向該界定利益計劃供款。下次精算估值將不遲於二零零八年七月一日進行，並將釐定本集團之未來供款金額。

(b) 強積金計劃

本集團按僱員有關收入（上限為20,000港元）之5%就強積金計劃作出定期供款（「強積金計劃供款」）。

(c) 補足計劃

本集團按僱員每月基本薪金（上限為50,000港元）之10%作出定期供款。在10%之供款當中，首先應用於強積金計劃供款，而餘額則用於補足計劃。

本年度及上一年度概無任何重大已沒收之退休金計劃供款可用以減少日後之供款。

(d) 定額供款計劃

定額供款退休金計劃之供款目前為僱員月薪之10%至15%。

本年度及上一年度概無任何重大已沒收之退休金計劃供款可用以減少日後之供款。

28. 經營租賃承擔

於二零零六年十二月三十一日，本集團根據土地及樓宇之不可撤銷經營租賃之未來最低租賃付款如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
不超過一年	18,662	8,970
超過一年但不超過五年	30,495	1,810
	49,157	10,780

於收益表確認之金額如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
現時服務成本	11,028	12,175
利息成本	9,797	8,683
預期計劃資產回報	(22,037)	(20,757)
精算收益淨額	(4,860)	(3,225)
總收入，已計入員工成本內 *(附註20)*	(6,072)	(3,124)

計劃資產以獨立投資經理管理之單位信託形式投資。於結算日之資產大致分配如下：

	集團	
	二零零六年	二零零五年
	%	%
股本票據	70	70
債務票據	25	25
現金	5	5
	100	100

計劃資產之預期回報率乃按期初市場對預期相關承擔於整段有效期內之預期回報經扣除行政開支後計算。

該計劃之標準資產組合包括約70%之股本票據及30%之定息收入證券或現金。基於現時市場對長期回報之預期，本集團決定採納7%之預期回報率。

計劃資產之實際回報為63,834,000港元(二零零五年：27,539,000港元)。

主要精算假設如下：

	集團	
	二零零六年	二零零五年
	%	%
折讓率	3.75	4.25
預期計劃資產回報率	7.00	7.00
預期未來薪酬增長率	4.00	4.00

界定利益責任之現值變動如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
於一月一日	235,126	236,282
現時服務成本	11,028	12,175
利息成本	9,797	8,683
計劃參與人之供款	4,104	4,445
精算損失/(收益)	31,722	(12,796)
已付利益	(12,103)	(13,663)
於十二月三十一日	279,674	235,126

計劃資產之公平值變動如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
於一月一日	317,269	298,948
計劃資產之預期回報	22,037	20,757
精算收益	41,797	6,782
計劃參與人之供款	4,104	4,445
已付利益	(12,103)	(13,663)
於十二月三十一日	373,104	317,269

於資產負債表確認之金額如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
計劃資產之公平值	373,104	317,269
注資責任之現值	(279,674)	(235,126)
	93,430	82,143
未確認精算收益	(53,819)	(48,604)
淨資產	39,611	33,539

25. 股息

(a) 年內應佔股息

	集團及公司	
	二零零六年 *港幣千元*	二零零五年 *港幣千元*
已付中期股息，每股6港仙(二零零五年：5港仙)	93,657	78,047
擬派末期股息，每股13港仙(二零零五年：10港仙)	202,923	156,095
	296,580	234,142

(b) 年內度已付股息

	集團及公司	
	二零零六年 *港幣千元*	二零零五年 *港幣千元*
二零零六年中期股息，每股6港仙	93,657	–
二零零五年中期股息，每股5港仙	–	78,047
二零零五年末期股息，每股10港仙	156,095	–
二零零四年末期股息，每股7港仙	–	109,266
二零零四年特別股息，每股3港仙	–	46,829
	249,752	234,142

26. 每股盈利

每股基本及攤薄盈利乃根據本年度股東應佔盈利338,584,000港元(二零零五年：246,357,000港元)及年內已發行之股份1,560,945,596股(二零零五年：1,560,945,596股)計算。

於二零零六年十二月三十一日，尚未行使之購股權，其持有人可認購本公司6,793,000股股份(二零零五年：7,353,000股)。此等購股權可能會攤薄未來每股基本盈利，但因其於呈列年度具有反攤薄作用，故並無列入計算每股攤薄盈利。

27. 僱員退休計劃

本集團繼續提供界定利益計劃、定額供款計劃及補足計劃。該等計劃乃根據強積金條例規定之獲豁免認可職業退休計劃。該等計劃下之資產由兩項管理信託基金持有，與本集團資產獨立分開。該等計劃之資產由獨立專業投資經理管理。本集團亦實行一項強積金計劃，屬於根據信託安排成立之集成信託計劃。

(a) 界定利益計劃

界定利益計劃為最終薪酬界定利益計劃。

退休金成本採用預期累積單位法評估及在收益表中扣除，令經常性成本於僱員服務年期內分攤。獨立合資格精算師華信惠悅顧問有限公司(Watson Wyatt Hong Kong Limited)根據預期累積單位法作出全面評估，根據精算師意見作出之退休金成本已在收益表中扣除。精算評估顯示本集團於該界定利益計劃下之責任獲得由受託人所持之計劃資產所覆蓋達133%(二零零五年：135%)。

23. 所得税開支

香港利得税乃以年內估計應課税盈利按17.5%(二零零五年：17.5%)税率撥備。海外地區所得盈利之税項乃根據年內估計應課税盈利，按本集團經營業務所在國家之適用税率計算。

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
現期所得税		
香港利得税	73,031	44,196
海外税項	644	555
遞延所得税	6,372	14,220
	80,047	58,971

本集團之除所得税前盈利所產生的税項與假若採用本公司及其附屬公司經營地點適用税率計算所產生之理論性金額有所不同，詳情如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
除所得税前盈利	427,475	310,854
按税率17.5%(二零零五年：17.5%)計算	74,808	54,399
其他國家不同税率之影響	(4,827)	(2,304)
毋須課税收入	(4,526)	(2,383)
確認過往未確認之暫時差異	(774)	1,289
動用以往未確認之税項虧損	(718)	(1,255)
過往年度超額撥備	(199)	(484)
未確認之暫時差異	8,926	(7,474)
未確認之税項虧損	4,581	8,163
未能作出税項扣減之開支	1,844	7,359
預扣税	485	555
就聯營公司未分配之盈利確認之暫時差異	447	1,106
所得税開支	80,047	58,971

24. 股東應佔盈利

股東應佔盈利338,584,000港元(二零零五年：246,357,000港元)，包括已計入本公司財務報表之盈利94,470,000港元(二零零五年：234,423,000港元)。

參與董事會及其轄下委員會之執行董事，於年內概無收取任何董事袍金。每位非執行董事之董事袍金(二零零六年：100,000港元；二零零五年：100,000港元)由董事會根據股東於本公司股東週年大會授予釐定董事酬金之權力訂定。參與審核委員會、薪酬委員會及提名委員會之每位非執行董事收取額外袍金(審核委員會：二零零六年：100,000港元；二零零五年：100,000港元；薪酬委員會：二零零六年：50,000港元；二零零五年：50,000港元；提名委員會：二零零六年：50,000港元；二零零五年：50,000港元)。董事薪酬乃參照香港其他規模和業務性質類似的公司之董事薪酬而釐定。

21. 經營盈利

經營盈利經扣除及計入下列各項後列賬：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
經扣除		
土地及樓宇之經營租賃租金	10,813	9,573
出售物業、機器及設備之虧損	186	119
核數師酬金	2,582	2,387
可供出售之金融資產減值	—	31,200
物業、機器及設備減值 *(附註6)*	16,186	4,504
經計入		
上市投資股息收入	2,778	2,463
投資物業租金淨收入	17,254	16,297

22. 淨利息收入/(支出)

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
銀行存款之利息收入	5,297	6,630
銀行貸款及透支之利息支出	(3,169)	(6,761)
	2,128	(131)

本集團之銀行貸款及透支須於五年內悉數償還。

截至二零零六年十二月三十一日止年度各董事之酬金詳情如下：

董事姓名	董事袍金 *港幣千元*	薪金、津貼及非現金利益 *港幣千元*	退休計劃供款 *港幣千元*	已付及應付花紅 *港幣千元*	總額 *港幣千元*
郭孔演	–	–	–	–	–
Roberto V. Ongpin	100	–	–	–	100
夏佳理	300	–	–	–	300
邱繼炳	100	–	–	–	100
郭惠光	–	266	15	52	333
利定昌	300	–	–	–	300
李國寶	200	–	–	–	200
黃志祥	100	–	–	–	100
	1,100	266	15	52	1,433

(b) **五位最高薪酬人士**

年內五位最高薪酬人士並不包括任何董事(二零零五年：不包括任何董事)。五位(二零零五年：五位)最高薪酬人士之酬金詳情如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
薪金、津貼及非現金利益	10,589	9,080
退休計劃供款	285	325
已付及應付花紅	3,062	2,150
離職補償金	–	972
	13,936	12,527

五位(二零零五年：五位)最高薪酬人士之酬金介乎下列範圍：

	二零零六年	二零零五年
2,000,001港元－2,500,000港元	1	3
2,500,001港元－3,000,000港元	3	1
3,000,001港元－3,500,000港元	1	1
	5	5

本公司訂定薪酬政策，以吸引、激勵及挽留出色人才，使其為本公司業務竭盡所能，從而為股東增值。

本公司設有購股權計劃。薪酬委員會批准授出購股權，並向董事會報告授出情況。本公司根據個別員工之表現及貢獻授予購股權。

(a) **董事酬金**

年內已付及應付予本公司董事之酬金總額如下：

	二零零六年	二零零五年
	港幣千元	*港幣千元*
袍金：		
執行董事	–	–
非執行董事	1,100	1,076
其他酬金：		
薪金、津貼及非現金利益	266	654
退休計劃供款	15	60
已付及應付花紅	52	150
	1,433	1,940

上述之董事酬金介乎下列範圍：

	二零零六年	二零零五年
零港元－1,000,000港元	8	8
	8	8

郭孔演先生已通知本公司，自二零零三年四月一日起，彼自動放棄其應收取之基本薪金及房屋津貼，直至另行通知本公司為止。於二零零五年及二零零六年，並無向郭先生酌情發放任何花紅。於本年報日期，郭先生仍然繼續放棄上述權利。除上文所述者外，概無董事根據任何安排放棄或同意放棄彼等年內之酬金。

年內已付或應付予獨立非執行董事之董事袍金約800,000港元(二零零五年：775,000港元)。年內其他非執行董事已收取或應收取之董事袍金約300,000港元(二零零五年：300,000港元)。除上文所述者外，於二零零六年概無已付或應付其他酬金予非執行董事。

於二零零五年及二零零六年，本公司並無授予董事購股權以認購本公司之股份。

僅當與結轉之稅項虧損相關之稅項利益很可能會透過未來應課稅盈利來實現時，遞延所得稅資產方會被確認。本集團可結轉用作與未來應課稅收入抵銷之未確認稅項虧損為258,485,000港元（二零零五年：266,261,000港元）；該等稅項虧損之屆滿日期如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
一年內屆滿	1,794	1,997
第二年至第五年屆滿	28,295	33,492
第五年後	228,396	230,772
	258,485	266,261

19. 應付款項及應計負債

應付款項及應計負債包括以下應付貿易款項：

	集團			
	二零零六年		二零零五年	
	結餘	百分比	結餘	百分比
	港幣千元	%	*港幣千元*	%
零至三十日	29,888	80.2	25,311	80.8
三十一日至六十日	4,436	11.9	1,451	4.6
六十一日至九十日	333	0.9	517	1.7
多於九十日	2,609	7.0	4,056	12.9
應付款項總額	37,266	100.0	31,335	100.0
應計負債	112,615		103,661	
應付款項及應計負債總額	149,881		134,996	

應付款項之賬面值與其公平值相若。

20. 員工成本

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
員工成本（包括董事酬金 *（附註(a)）*）		
工資及薪金	369,102	359,916
未動用之有薪假期	1,959	234
退休金成本－定額供款計劃	15,066	15,481
減：已沒收供款	(2,971)	(3,216)
淨退休金成本－定額供款計劃	12,095	12,265
退休金收入－界定利益計劃 *（附註27）*	(6,072)	(3,124)
	377,084	369,291

18. 遞延所得稅負債

遞延所得稅負債採用負債法就暫時差異按主要稅率17.5%(二零零五年：17.5%)作全數計算。

遞延所得稅負債賬之變動如下：

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元
於一月一日	105,461	90,540
本年度自收益表中扣除 *(附註23)*	6,372	14,220
本年度自權益中扣除	–	701
於十二月三十一日	111,833	105,461

遞延所得稅資產及負債(未抵銷於同一稅務司法權區之結存)於年內之變動如下：

集團

遞延所得稅負債	加速稅項折舊		其他		合計	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	107,262	93,871	1,591	472	108,853	94,343
自收益表中扣除	6,270	12,690	485	1,119	6,755	13,809
自權益中扣除	–	701	–	–	–	701
於十二月三十一日	113,532	107,262	2,076	1,591	115,608	108,853

集團

遞延所得稅資產	撥備		稅項虧損		其他		合計	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	(1,606)	(1,893)	(1,771)	(1,879)	(15)	(31)	(3,392)	(3,803)
自收益表中扣除/(計入)	1,177	287	(1,509)	108	(51)	16	(383)	411
於十二月三十一日	(429)	(1,606)	(3,280)	(1,771)	(66)	(15)	(3,775)	(3,392)

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元
遞延所得稅負債	115,608	108,853
遞延所得稅資產	(3,775)	(3,392)
	111,833	105,461

	股份溢價 *港幣千元*	繳入盈餘 *港幣千元*	保留盈利 *港幣千元*	總計 *港幣千元*
於二零零六年一月一日	40,971	1,143,550	175,697	1,360,218
本年盈利	–	–	94,470	94,470
二零零五年末期股息分派	–	–	(156,095)	(156,095)
二零零六年中期股息分派	–	–	(93,657)	(93,657)
於二零零六年十二月三十一日	40,971	1,143,550	20,415	1,204,936

本公司之繳入盈餘乃因一九九零年本集團重組所產生，指本公司配發之股份面值與所收購之附屬公司及聯營公司之合併資產淨值之差額，及減除股息分派後之數額。根據百慕達法例，繳入盈餘可於若干情況下分派予股東。

此外，本公司之股份溢價40,971,000港元(二零零五年：40,971,000港元)可悉數作繳付紅利股份分派，或用於撇銷本公司之保留虧損。

17. 銀行貸款及透支

於二零零六年十二月三十一日，本集團之銀行貸款及透支須於下列期限償還：

	集團	
	二零零六年 *港幣千元*	二零零五年 *港幣千元*
於一年內	14,925	58,631
於第三年至第五年內	17,000	17,000
	31,925	75,631

本集團之銀行貸款及透支之賬面值均以下列貨幣計值：

	集團	
	二零零六年 *港幣千元*	二零零五年 *港幣千元*
港幣	17,000	67,000
人民幣	14,925	8,631
	31,925	75,631

該等銀行貸款及透支之實際利率如下：

	集團	
	二零零六年	二零零五年
銀行透支	5.58%	5.22%
銀行貸款	4.78%	4.33%

本集團之所有銀行貸款及透支均按浮動利率計息，並將於一年內重新釐定利率。該等銀行貸款及透支之賬面值與其公平值相若。.

附註(a)：

於年底，現行計劃下尚未行使之購股權之期限如下：

	授出日期	行使期	每股行使價 *港元*	二零零六年已授出購股權之股份數目	二零零五年已授出購股權之股份數目
其他僱員	02/08/1999	02/08/2000－27/10/2007	5.00	1,092,500	1,092,500
	11/01/2000	11/01/2001－27/10/2007	5.51	740,500	880,500
	20/04/2000	20/04/2001－27/10/2007	6.05	2,990,000	3,260,000
	28/06/2001	28/06/2002－27/10/2007	4.95	420,000	420,000
	23/09/2003	23/09/2004－27/10/2007	3.90	1,550,000	1,700,000
				6,793,000	7,353,000

現行計劃下尚未行使之購股權之加權平均剩餘合約期限為0.82年(二零零五年：1.82年)。

年內，並無任何購股權根據新計劃授出、行使、註銷或失效。於二零零六年十二月三十一日，新計劃下並無任何尚未行使之購股權。

16. 儲備

(a) 集團

本集團截至二零零六年及二零零五年十二月三十一日止年度之儲備變動情況載於第33頁之綜合權益變動表內。

本集團之繳入盈餘乃指一九九零年集團重組時購入附屬公司之股份面值超出本公司所發行之交換股份的面值，減除股息分派之數額。

(b) 公司

	股份溢價 *港幣千元*	繳入盈餘 *港幣千元*	保留盈利 *港幣千元*	總計 *港幣千元*
於二零零五年一月一日	40,971	1,299,645	19,321	1,359,937
本年盈利	－	－	234,423	234,423
二零零四年末期股息分派	－	(156,095)	－	(156,095)
二零零五年中期股息分派	－	－	(78,047)	(78,047)
於二零零五年十二月三十一日	40,971	1,143,550	175,697	1,360,218

15. 股本

	集團及公司	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
法定股本：		
5,000,000,000股每股面值0.10港元	500,000	500,000
已發行及實收股本：		
1,560,945,596股（二零零五年：1,560,945,596股）每股面值0.10港元	156,095	156,095

本公司設有兩項購股權計劃。其中一項購股權計劃（「現行計劃」）於一九九七年十月二十七日（「生效日期」）獲股東通過，並於二零零零年十一月六日獲股東通過作出修訂，及於二零零二年五月二十九日舉行之股東週年大會上再作修訂，以符合經修訂之香港聯合交易所有限公司證券上市規則第十七章。現行計劃將於二零零七年十月二十七日屆滿。另一項購股權計劃（「新計劃」）於二零零六年五月二十五日（「採納日期」）在本公司股東週年大會上獲通過。

根據現行計劃及新計劃，本公司董事會可授出購股權予本公司或其任何附屬公司之任何全職僱員或執行董事（「行政人員」），以認購本公司股份。行政人員毋須就接納購股權而支付任何代價。現行計劃下，購股權不可於授出後一年內或生效日期十年屆滿（即二零零七年十月二十七日）後行使。而新計劃下，購股權不可於授出後一年內或採納日期十年屆滿（即二零一六年五月二十五日）後行使。

年內，現行計劃下尚未行使之購股權數目變動詳情如下：

	已授出購股權之股份數目		加權平均行使價	
	二零零六年	二零零五年	二零零六年	二零零五年
			港元	*港元*
於一月一日尚未行使	7,353,000	8,326,000	5.27	5.21
年內已授出	–	–	–	–
年內已行使	–	–	–	–
年內已失效	(560,000)	(973,000)	5.34	4.77
於十二月三十一日尚未行使 *(附註(a))*	6,793,000	7,353,000	5.26	5.27
於十二月三十一日可予行使	6,793,000	7,353,000	5.26	5.27

現行計劃下並無購股權於年內註銷（二零零五年：無）。

12. 可供出售之金融資產

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元
上市股份之公平值		
香港	208,516	144,249
菲律賓	–	3,579
	208,516	147,828

13. 存貨

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元
原料	24,335	33,727
在製品	322	515
製成品	4,595	4,176
	29,252	38,418

年內確認為開支之存貨金額為106,418,000港元(二零零五年：101,453,000港元)。

14. 應收款項

本集團給予其貿易客戶的平均信用期限為七日至九十日，應收貿易款項之賬齡分析如下：

	集團 二零零六年 結餘 港幣千元	二零零六年 百分比 %	二零零五年 結餘 港幣千元	二零零五年 百分比 %
零至三十日	190,835	66.9	172,374	67.9
三十一日至六十日	49,473	17.3	46,980	18.5
六十一日至九十日	31,811	11.1	21,343	8.4
多於九十日	13,223	4.7	13,108	5.2
總額	285,342	100.0	253,805	100.0
減：累積減值虧損	(3,571)		(8,588)	
	281,771		245,217	

應收款項之賬面值與其公平值相若。

11. 聯營公司之權益

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
聯營公司		
應佔資產淨值(不包括商譽)：		
海外上市股份	43,157	37,180
非上市股份	4,992	4,080
	48,149	41,260
商譽	5,938	5,126
應付聯營公司款項	(918)	(943)
	53,169	45,443
所持上市聯營公司股份之公平值	143,777	140,990

應付聯營公司款項為無抵押，免息且無固定還款期。

本集團聯營公司之財務資料概要載列如下：

	集團	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
總資產	425,183	321,934
總負債	(211,153)	(138,036)
淨資產	214,030	183,898
本集團應佔聯營公司淨資產	48,149	41,260
收益	413,479	347,254
本年度盈利	26,226	25,225
年內本集團應佔聯營公司盈利	5,790	4,410

主要聯營公司之詳情載於財務報表附註31。

9. 無形資產

	出版產權 *港幣千元*	軟件成本 *港幣千元*	在建資產 *港幣千元*	總計 *港幣千元*
於二零零五年一月一日				
成本	1,820,000	47,643	–	1,867,643
累積攤銷	(1,820,000)	(5,763)	–	(1,825,763)
賬面淨值	–	41,880	–	41,880
於二零零五年一月一日之賬面淨值	–	41,880	–	41,880
添置	–	27	1,016	1,043
重新分類	–	604	(604)	–
攤銷	–	(7,132)	–	(7,132)
於二零零五年十二月三十一日之賬面淨值	–	35,379	412	35,791
於二零零五年十二月三十一日				
成本	1,820,000	48,274	412	1,868,686
累積攤銷	(1,820,000)	(12,895)	–	(1,832,895)
賬面淨值	–	35,379	412	35,791
於二零零六年一月一日之賬面淨值	–	35,379	412	35,791
添置	–	18	6,367	6,385
重新分類	–	1,606	(1,606)	–
攤銷	–	(7,256)	–	(7,256)
於二零零六年十二月三十一日之賬面淨值	–	29,747	5,173	34,920
於二零零六年十二月三十一日				
成本	1,820,000	49,898	5,173	1,875,071
累積攤銷	(1,820,000)	(20,151)	–	(1,840,151)
賬面淨值	–	29,747	5,173	34,920

10. 附屬公司之權益

	公司 二零零六年 *港幣千元*	 二零零五年 *港幣千元*
非上市股份成本值	–	–
應收附屬公司賬款	1,360,422	1,515,703
	1,360,422	1,515,703

應收附屬公司賬款為無抵押，免息且無固定還款期。

主要附屬公司之詳情載於財務報表附註31。

物業	**類別**	**租期**
(iii) 香港九龍油塘高輝道7號高輝工業大廈B座地下	工場單位	中期
(iv) 香港新界坑口亞公灣清水灣道之清水灣錄影廠	電視錄影廠	中期

該等投資物業已由獨立估值師戴德梁行有限公司進行估值。該估值乃由自願的買方與賣方，經雙方在彼此知情、審慎及並無被強逼情況下，以及進行適當之市場推廣後，在公平交易中就交換物業而應支付之估計款額。上述(i)、(ii)及(iii)項物業已參照相關市場之可比較銷售交易按直接比較法，或(如適用)利用現有租約所得租金收入並就物業可能重訂收入作適當備付作出估值。(iv)項物業已參照折舊重置成本法作估值。折舊重置成本為目前重置(或重建)成本，減去實際損耗及一切相關形式的廢棄及優化。

於截至二零零六年十二月三十一日止年度，綜合收益表已扣除由產生租金收入之投資物業引致之直接營運費用522,000港元(二零零五年：167,000港元)，及由不產生租金收入之投資物業引致之直接營運費用4,050,000港元(二零零五年：3,370,000港元)。

於二零零六年十二月三十一日，本集團根據其投資物業之不可撤銷經營租賃而於未來收取之最低租賃款項總額如下：

	集團	
	二零零六年	**二零零五年**
	港幣千元	*港幣千元*
不超過一年	11,834	12,500
超過一年但不超過五年	5,554	13,719
	17,388	26,219

8. 土地租金

	集團	
	二零零六年	**二零零五年**
	港幣千元	*港幣千元*
於一月一日	33,630	34,649
攤銷	(1,021)	(1,019)
於十二月三十一日	32,609	33,630

本集團之租賃土地權益乃指預付經營租賃款項，其賬面淨值分析如下：

	二零零六年	**二零零五年**
	港幣千元	*港幣千元*
於香港持有之物業：		
租期超逾五十年	17,906	18,560
租期介乎十年至五十年	14,703	15,070
	32,609	33,630

其他固定資產包括廠房及機器、電腦及辦公室設備以及租賃物業改善工程。

	租賃樓宇 *港幣千元*	其他 固定資產 *港幣千元*	在建資產 *港幣千元*	總計 *港幣千元*
於二零零六年十二月三十一日 之成本及估值分析：				
成本	299,673	1,018,489	779	1,318,941
估值：一九九零年	9,195	–	–	9,195
	308,868	1,018,489	779	1,328,136
於二零零五年十二月三十一日 之成本及估值分析：				
成本	299,673	1,013,993	602	1,314,268
估值：一九九零年	9,195	–	–	9,195
	308,868	1,013,993	602	1,323,463

於一九九零年，本集團其中一項租賃樓宇由獨立專業估值師Knight Frank Kan & Baillieu以當時市場價值及用途重估，估值為9,195,000港元。本集團採納了香港會計準則第16號第80A段之豁免條文，對該等根據往年於財務報表中以重估後之重估值列賬之資產不作定期重估。倘若該租賃樓宇以成本值減去累積折舊，則該租賃樓宇之賬面值將以約2,947,000港元(二零零五年：3,294,000港元)列出。

7. 投資物業

	集團 二零零六年 *港幣千元*	 二零零五年 *港幣千元*
於一月一日	733,000	664,600
添置	730	–
轉撥自租賃樓宇	–	18,000
公平值收益	40,070	50,400
於十二月三十一日	773,800	733,000

本集團所持投資物業詳情

	物業	類別	租期
(i)	香港中環夏愨道12號美國銀行中心 20及21樓及4樓之21、22及23號泊車位	辦公室及泊車位	長期
(ii)	香港灣仔禮頓道1號之地下大堂， 1、2及3樓之前部，位於堅拿道西26-30號、 禮頓道1-7號及摩理臣山道41-47號之 愉景樓1樓之部份簷篷	零售店鋪、辦公室 及廣告牌位	中期

6. 物業、機器及設備

	租賃樓宇 *港幣千元*	其他固定資產 *港幣千元*	在建資產 *港幣千元*	總計 *港幣千元*
於二零零五年一月一日				
成本或估值	331,868	901,927	12,351	1,246,146
累積折舊及減值虧損	(72,162)	(571,544)	–	(643,706)
於二零零五年一月一日之賬面淨值	259,706	330,383	12,351	602,440
於二零零五年一月一日之賬面淨值	259,706	330,383	12,351	602,440
添置	–	12,737	93,417	106,154
轉撥自對沖儲備	–	3,748	–	3,748
重新估值	3,000	–	–	3,000
出售	–	(366)	(20)	(386)
減值虧損	–	(4,451)	(53)	(4,504)
重新分類/轉撥	(18,000)	105,146	(105,146)	(18,000)
折舊	(6,661)	(63,143)	–	(69,804)
匯兌差異	–	377	–	377
於二零零五年十二月三十一日之賬面淨值	238,045	384,431	549	623,025
於二零零五年十二月三十一日				
成本或估值	308,868	1,013,993	602	1,323,463
累積折舊及減值虧損	(70,823)	(629,562)	(53)	(700,438)
於二零零五年十二月三十一日之賬面淨值	238,045	384,431	549	623,025

	租賃樓宇 *港幣千元*	其他固定資產 *港幣千元*	在建資產 *港幣千元*	總計 *港幣千元*
於二零零六年一月一日				
成本或估值	308,868	1,013,993	602	1,323,463
累積折舊及減值虧損	(70,823)	(629,562)	(53)	(700,438)
於二零零六年一月一日之賬面淨值	238,045	384,431	549	623,025
於二零零六年一月一日之賬面淨值	238,045	384,431	549	623,025
添置	–	7,715	9,585	17,300
出售	–	(413)	–	(413)
減值虧損	(3,644)	(12,542)	–	(16,186)
重新分類/轉撥	–	9,408	(9,408)	–
折舊	(6,564)	(50,768)	–	(57,332)
匯兌差異	–	559	–	559
於二零零六年十二月三十一日之賬面淨值	227,837	338,390	726	566,953
於二零零六年十二月三十一日				
成本或估值	308,868	1,018,489	779	1,328,136
累積折舊及減值虧損	(81,031)	(680,099)	(53)	(761,183)
於二零零六年十二月三十一日之賬面淨值	227,837	338,390	726	566,953

截至二零零五年十二月三十一日止年度

	報章、雜誌及其他刊物	投資物業	錄像及影片後期製作	音樂出版	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
收益	1,076,996	16,306	22,600	4,474	1,120,376
分部業績及經營盈利	258,976	63,087	(16,919)	1,431	306,575
應佔聯營公司盈利減虧損	4,410	–	–	–	4,410
淨利息支出					(131)
除所得稅前盈利					310,854
所得稅開支					(58,971)
本年度盈利					251,883
分部資產	1,326,254	736,707	28,102	1,648	2,092,711
聯營公司之權益	45,443	–	–	–	45,443
總資產					2,138,154
分部負債	(194,832)	(9,143)	(29,024)	(2,059)	(235,058)
未分配之負債					(172,186)
總負債					(407,244)
資本開支	109,307	–	1,632	6	110,945
折舊	64,672	–	5,110	22	69,804
無形資產攤銷	7,132	–	–	–	7,132
土地租金攤銷	1,019	–	–	–	1,019
減值虧損	31,397	–	4,307	–	35,704

本集團大部份業務均以香港為基地，而根據業務分部劃分之分部資料如下：

截至二零零六年十二月三十一日止年度

	報章、雜誌及其他刊物 港幣千元	投資物業 港幣千元	錄像及影片後期製作 港幣千元	音樂出版 港幣千元	總額 港幣千元
收益	1,172,208	17,559	19,035	4,354	1,213,156
分部業績及經營盈利	381,563	52,659	(16,457)	1,792	419,557
應佔聯營公司盈利	5,790	–	–	–	5,790
淨利息收入					2,128
除所得稅前盈利					427,475
所得稅開支					(80,047)
本年度盈利					347,428
分部資產	1,454,708	777,063	6,605	1,390	2,239,766
聯營公司之權益	53,169	–	–	–	53,169
總資產					2,292,935
分部負債	(170,831)	(10,066)	(22,348)	(1,598)	(204,843)
未分配之負債					(193,505)
總負債					(398,348)
資本開支	23,457	730	225	3	24,415
折舊	53,203	–	4,114	15	57,332
無形資產攤銷	7,256	–	–	–	7,256
土地租金攤銷	1,021	–	–	–	1,021
減值虧損	3,644	–	12,542	–	16,186

(ii) 根據獨立專業估值師戴德梁行所進行之估值，本集團已對其投資物業和租賃樓宇進行減值評估。該評估結果顯示其中一項租賃樓宇之公平值低於其賬面值，本集團因此已確認減值虧損3,644,000港元。

(b) 估計不確定因素之主要來源

涉及日後之主要假設，及於結算日估計不確定因素之其他主要來源(彼等均擁有導致下個財務年度之資產及負債之賬面值出現大幅調整之重大風險)闡述如下。

界定利益計劃之資產

確定界定利益計劃之資產的賬面值需要根據折現率、對計劃資產之回報率以及未來薪金增長率作出精算假設。該等假設之變化可能導致對資產負債表賬面值作出大幅調整之重大風險。該等精算假設之詳情載於附註27(a)。

5. 收益及分部資料

營業額包括集團各主要業務之收益，該等業務包括報章及其他刊物之廣告、發行及銷售收入、就商品銷售和服務提供所發出之發票淨款項及租金收入之總額。於截至二零零六年及二零零五年十二月三十一日止年度，該等主要業務之總收益分別為1,213,156,000港元及1,120,376,000港元。

本集團於本年度之收益分析如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
收益		
報章、雜誌及其他刊物	1,172,208	1,076,996
投資物業	17,559	16,306
錄像及影片後期製作	19,035	22,600
音樂出版	4,354	4,474
	1,213,156	1,120,376

報章、雜誌及其他刊物之收益，已包括與第三方交換貨品或服務之收益6,957,000港元(二零零五年：7,633,000港元)。

(b) **貨幣風險**

本集團之貨幣風險主要源自以功能貨幣以外之貨幣採購原材料及資本開支。此外，本集團亦擁有海外投資、外幣存款及投資於海外附屬公司及聯營公司，其淨資產帶有貨幣風險。

本集團在適當情況下對沖產生自以外幣進行之購買交易、以外幣計值之投資以及海外附屬公司及聯營公司之淨資產所產生之貨幣風險。

(c) **價格風險**

本集團持有於香港及海外上市之公司股份。該等投資之市值乃受各種因素影響，其中包括：由全球經濟情況變化而導致之市場價格變化、影響投資所在國家之宏觀及微觀經濟因素以及所投資公司之獨特因素。

由上述因素導致之市場價格波動未能預先知悉，惟本集團密切注意該等因素之變化，以在適當及需要時作出回應。

(d) **流動資金風險**

本集團之目標為透過採用銀行貸款及透支，使融資之連續性與靈活性保持平衡。此外，本集團亦已安排銀行信貸，作為應變措施。

(e) **信貸風險**

本集團之信貸風險主要來自其銀行存款及應收款項。本集團將其存款存放於數間具良好聲譽之銀行，以減低來自銀行之風險。

本集團透過採用信貸審批、信貸評級及監控程序等措施，管理其應收款項相關之信貸風險。本集團亦獲得若干客戶由銀行提供之擔保。

本集團僅允許具有良好信貸記錄或較高信貸評級之客戶進行賒購，對於新客戶或信貸評級較低之客戶，通常採用預先付款或貨到付款方式進行交易。

4. 關鍵性會計判斷及估計不確定因素之主要來源

本集團對估計及判斷會不斷予以評估，並會考慮過往經驗以及其他因素，包括對在有關情況下視為合理的未來事件之預期。

(a) **判斷**

於應用本集團會計政策之過程中，管理層已作出下列對財務報表內已確認之數額產生重大影響之判斷。

物業、機器及設備減值

如附註2(h)所述，於出現資產賬面值可能無法收回之跡象時，須進行物業、機器及設備減值評估。

(i) 鑒於廣州之錄像及影片後期製作業務之營運持續虧損，本集團已對其物業、機器及設備進行減值評估。就此已予確認減值虧損12,542,000港元。

(q)　股息分派

分派予本公司股東之股息乃於股息獲本公司股東批准之時期於本集團財務報表中確認為負債。

(r)　近期頒佈之香港財務報告準則

於本財務報表獲批准之日，下列與本集團相關之準則已頒佈，但尚未生效：

香港會計準則第1號修訂：	資本披露
香港財務報告準則第7號：	金融工具：披露
香港財務報告準則第8號：	營運分部

香港財務報告準則第1號修訂和香港財務報告準則第7號將於二零零七年一月一日或之後開始之財務年度生效，而香港財務報告準則第8號則於二零零九年一月一日或之後開始之財務年度生效。本集團並未提早採納該等準則。

本集團已對香港會計準則第1號修訂和香港財務報告準則第7號進行評估，並認為其不會對本集團之財務報表產生重大影響，惟會引入若干新披露項目。

香港財務報告準則第8號訂明了一個根據管理報告制度為基礎作為識別可呈報分部之新機制。此準則同時列明了把兩個或以上營運分部匯集處理的條件，以及分部披露之數量化最低要求。本集團仍未能確定採納香港財務報告準則第8號對本集團之財務報表是否有重大影響。

(s)　比較數字

若干比較數字經重新歸類以符合本年度之呈列方式，使本財務報表更公平地闡明本集團之業務。該等重新歸類對本集團之財務狀況、年內盈利或現金流量概無任何影響。

3.　財務風險管理

本集團之業務面對多種財務風險，特別是利率、貨幣、價格、流動資金及信貸等風險。本集團之風險管理政策旨在適當情況下，尋求把該等風險潛在之負面因素對本集團財務表現之影響降至最低。該等風險管理政策概述如下。

(a)　利率風險

本集團之現金結餘存放於具良好聲譽之銀行及財務機構，可為本集團帶來利息收入。本集團透過將該等結餘存放於不同到期日及利率條款之方式以控制利率風險。

本集團之銀行貸款亦帶有利率風險。本集團透過審慎考慮市場條件情況及未來利率預期趨向後，設定多個不同期限之滾動式貸款，以控制此風險。

(ii)　交易及結餘

外幣交易均按交易當日之兌換率折算為功能貨幣。於結算上述交易，及按年終兌換率換算以外幣為結算單位之貨幣性資產與負債產生之匯兌盈虧，均在收益表中確認，惟於權益中遞延作為合資格現金流量對沖者除外。可供出售之金融資產之匯兌差額計入投資重估儲備。

(iii)　集團公司

在綜合賬目時，附屬公司及聯營公司以外幣計值之資產負債表，均以結算日之匯率換算，而收益表則按平均匯率折算，由此而產生之匯兌差額列入匯兌儲備內。當出售任何該等附屬公司或聯營公司時，先前就該附屬公司或聯營公司確認之任何匯兌差額，均轉入收益表作為出售之損益的一部份。

因收購海外企業而產生之商譽及公平值調整，均作為該海外企業之資產及負債處理，並按年終匯率換算。

(n)　租賃

(i)　經營租賃

如租賃中出租人保留了大部份與資產所有權相關之報酬及風險，該等租賃即列作經營租賃。經營租賃支付之款額(包括持作自用之土地租金)，在扣除出租人提供之任何激勵措施後，於租賃期內以直線法在收益表內列作支出。

(ii)　融資租賃

如於資產租賃中本集團擁有大部份與資產所有權相關之報酬及風險，該等租賃即歸類為融資租賃。融資租賃乃按租賃開始時之租賃資產之公平值，或最低付款之現值之較低者，予以資本化。按融資租賃購入之投資物業以公平值列賬。

(o)　撥備及或有負債

當本集團因過往事項致使現時負有法律責任或推定性責任，並很可能須撥出資源解除該責任，且能就該數額作出可靠之估計時，須作出撥備。

或有負債乃因過往事項而產生之可能責任，其存在僅會就不能由本集團完全控制之一項或多項不能確定之未來事項發生或不發生時予以證實。或有負債亦可能是因過往事項而產生但未有確認之現有責任，因為該責任不是很可能會導致經濟資源流出，或該責任之金額不能可靠地估計。

或有負債未予確認，但須於財務報表附註內披露。當資源流出之可能性發生變化，致使資源很可能流出時，則將其確認為一項撥備。

(p)　分部報告

業務分部指從事提供產品或服務之一組資產及業務，而該組資產及業務之風險及回報有別於其他業務分部。地區分部乃於某一特定經濟環境下從事提供產品或服務，而該分部之風險及回報有別於在其他經濟環境下經營之分部。

本集團決定以業務分部作為主要呈列方式。由於本集團大部份業務均在香港，故並無呈列地區分部資料。

銀行存款之利息收入按未償還本金及適用利率計算，並採用時間比例基準確認。

(iv)　應付款項

應付款項初步以公平值計量，之後採用實際利息法按經攤銷成本計算。

(v)　銀行貸款及透支

附息銀行貸款及透支初步以公平值計量，之後採用實際利息法按經攤銷成本計算。所得款項(扣除交易成本後)與償還或贖回貸款之任何差額，按貸款期限於收益表確認為財務費用。

(vi)　股本

普通股歸類為權益。已發行及實收股份之面值於股本賬中確認。發行新股份所得款項(扣除發行新股份直接產生之遞增成本後)超逾所發行股份面值之金額，於股份溢價賬確認。

(k)　存貨

存貨按成本與可變現淨值兩者中之較低者列賬。存貨成本乃按加權平均成本值入賬，而在製品及製成品之成本值包括直接物料、直接勞工及按適當比例計算之間接費用。可變現淨值乃根據估計售價減除任何完成及出售產品時所產生之估計成本計算。

(l)　所得稅開支

稅項開支指釐定期內盈利或虧損時所計入之現期稅項及遞延稅項之總額。

現期所得稅乃根據本年度估計應課稅盈利，採用結算日前已頒佈或基本上已頒佈之稅率計算。就現期及過往期間未付之現期所得稅確認為負債。倘就現期及過往期間已付之金額超過於該等期間應付之金額，則超出部份確認為資產。

遞延所得稅採用負債法，就資產及負債之稅基與其在本財務報表之賬面值兩者之暫時差異，作全數撥備。遞延所得稅負債採用結算日已頒佈或基本上已頒佈、並預期於相關遞延所得稅資產變現或遞延稅項負債結算時適用之稅率(稅法)釐定。

遞延所得稅資產，僅在將來很可能有應課稅盈利以供暫時差異利用時方予確認。

本集團須就附屬公司及聯營公司投資所產生之暫時差異計提遞延所得稅負債，但若本集團可以控制暫時差異轉回之時間，而且在可預見的未來該等暫時差異很可能不會轉回者則除外。

(m)　外幣交易

(i)　功能及呈列貨幣

本集團各實體企業之財務報表內之有關項目，均以其經營所在地區之主要經濟環境通行之貨幣(「功能貨幣」)計算。綜合財務報表以本公司之功能及呈列貨幣(即港元)呈列。

後續支出僅會在與項目有關的未來經濟利益很可能會流向本集團，而該項目的成本能可靠地計量的情況下，方會計入資產的賬面值。所有其他維修及保養費用均於收益表中列作開支。

倘一項投資物業成為自用物業，則須重新分類為物業、機器及設備，其於重新分類當日之公平值則作為成本計賬。

倘一項自用物業因改變用途而成為投資物業，該項物業於轉撥當日之賬面值與公平值之差額確認為資產重估儲備之變動。然而，倘公平值收益可抵銷過往減值虧損，則該收益乃於收益表中確認。

(j)　**金融工具**

本集團之金融工具包括可供出售之金融資產、應收款項、現金及銀行結餘、應付款項、銀行貸款及透支以及股本。

(i)　可供出售之金融資產

可供出售之金融資產指並非持作買賣用途之股份投資。

可供出售之金融資產之買賣於交易日（即本集團承諾買或賣該等股份之日）確認。該等股份初步按公平值加交易成本確認，之後於各結算日按公平值列賬。因公平值變動而產生之未變現損益，於投資重估儲備內確認。當該等股份隨後被出售或出現減值時，其累積公平值調整計入收益表，列作可供出售之金融資產之損益。

有公開報價之投資之公平值乃直接參照相關證券交易所之公開報價釐定。對於非上市股份，本集團則以估價方法釐定其公平值。該等方法包括採用最近之公平市場交易、參考大致相同之其他工具，以及現金流量折現分析。

本集團於各結算日均會評估可供出售之金融資產有否出現減值之客觀證據。倘出現任何此等跡象，其累積虧損（以收購成本與現時公平值之差額，減該投資先前在收益表確認之任何減值虧損計算）將自投資重估儲備刪除，並於收益表內確認。先前確認之減值虧損不會透過收益表撥回。

可供出售之金融資產之股息於收取該股息之權利確定時確認。

(ii)　應收款項

應收款項初步以公平值確認，之後採用實際利息法，按經攤銷成本減呆壞賬減值虧損計算。當有客觀證據顯示本集團將無法按應收款項原有條款收回所有到期金額時，本集團會對應收款項確認減值虧損。減值虧損之金額乃資產之賬面值與以原實際利率折算預期未來現金流量現值之差額。減值虧損於收益表中確認。

(iii)　現金及銀行結餘

現金及銀行結餘包括手頭現金和活期存款，以及可隨時轉換為已知數額現金且價值變動風險極低之其他短期高度流動性投資。

就綜合現金流量表而言，現金及現金等值指原有到期日為三個月或以內之現金及銀行結餘，及需應要求時償還之銀行透支。銀行透支於資產負債表中獨立呈列為流動負債。

開發或保持電腦軟件程序之成本於產生時確認為開支。倘本集團控制之軟件為可識別及獨特的，而有關軟件帶來的經濟利益在多於一年的時間內超過成本，則與生產該軟件直接有關的成本會確認為無形資產。直接成本包括軟件開發僱員成本及適當比例之相關間接費用。

確認為資產之軟件成本乃於其估計可使用年期（介乎五年至七年）按直線法攤銷。

(g)　**物業、機器及設備**

物業、機器及設備（在建資產除外）均以成本值或估值減累積折舊及累積減值虧損列賬。資產之成本包括其購入價，及任何為使該資產達到可使用狀況及運往作擬定用途之地點所直接耗用之成本。成本亦可包含轉撥自對沖儲備、因以外幣購買物業、機器及設備而產生之現金流量對沖盈利或虧損。

後續支出僅會在與項目有關的未來經濟利益很可能會流向本集團，而該項目的成本能可靠地計量的情況下，方會適當地計入資產的賬面值或確認為一項獨立資產。所有其他維修及保養費用均於發生的財務期間於收益表列作開支。

物業、機器及設備之公平值收益將列入資產重估儲備。倘公平值虧損超過先前該項資產所產生之公平值收益，該公平值虧損則於收益表內扣除。其後增加之公平值會被確認為收入，惟以抵銷先前已於收益表扣除之公平值虧損為限。

物業、機器及設備之折舊以直線法計算，其成本或重估金額於以下之估計可用年期內以直線法分攤至其餘值：

租賃樓宇	二十五年至五十年
其他固定資產	兩年至二十年

在建資產並無計提折舊/攤銷。

本集團在每個結算日均會檢討資產之餘值及可使用年期，並在適當時作出調整。

倘一項資產之賬面值高於其估計可收回金額，則該項資產之賬面值會即時調減至其可收回金額。

(h)　**資產減值**

無固定年期之無形資產須至少每年作一次減值測試。有確定年期之無形資產及其他物業、機器及設備則須於事故或情況變動顯示賬面值不可收回時作減值測試。此等跡象出現時，本集團將估算有關資產的可收回金額，並於適當情況下確認減值虧損，以將資產賬面值減至其可收回金額。此等減值虧損會在收益表中確認，惟倘物業、機器及設備已被重估，且減值虧損不超過資產重估儲備之餘額，在此情況下，減值虧損會於資產重估儲備內確認為減項。

(i)　**投資物業**

投資物業指持作賺取租金或資本增值或二者兼具之物業。投資物業包括根據經營租賃持有之土地及根據融資租賃持有之樓宇。根據經營租賃持有之土地倘符合投資物業之定義，將被歸類為及列作投資物業。

投資物業初步按成本（包括有關交易成本）計量。於初步確認後，投資物業乃按公平值列賬，而公平值之變動則於收益表中確認。用以釐定投資物業公平值的方法載於附註7。

定額供款計劃、強積金及補足計劃之供款乃於產生時於收益表中扣除。就定額供款計劃及補足計劃而言，若僱員在全部供款歸屬前退出計劃，其所放棄之供款可用作減少本集團在收益表中需要扣除的開支。

本集團支付界定利益計劃之供款乃根據獨立合資格精算師之定期建議釐定。退休金成本乃按預期累積單位法評估：即退休金成本按照精算師在作出全面評估後之建議，於僱員之服務年期內在收益表中分攤。退休金承擔之金額乃參照與有關承擔之年期相若之政府證券收益率，將估計未來現金流出金額折現而得出之現值。精算收益及損失於僱員之平均尚餘服務年期內在收益表確認。過去服務成本於有關利益歸屬前之平均期間內以直線法確認為支出。

(ii) 以股權支付薪酬

本公司設有兩項購股權計劃，此乃本集團薪酬政策之一部份。該計劃根據本集團業績及員工個別表現釐定報酬。本集團以授出購股權換取之僱員服務以公平值於收益表確認為開支，並計入股權支付僱員酬金儲備。於歸屬期內須予列作開支之總金額乃參照已授出之購股權在計及市場歸屬條件後得出的公平值釐定。於各結算日，本集團均會修訂其預期可予行使之購股權數目，而有關修訂的影響，則會在收益表中反映，並在股權支付僱員酬金儲備作出相應調整。

當購股權獲行使時，所收取之款項(經扣除任何直接交易成本後)均計入股本及股份溢價中。

(f) **無形資產**

(i) 商譽

收購附屬公司及聯營公司所產生之商譽，指收購成本超逾本集團所收購的可識別資產、負債及或有負債的淨公平值之數額。商譽按成本減累積減值虧損列賬。

收購附屬公司所產生之商譽分配至現金產生單位，並於綜合資產負債表內列作無形資產。購入聯營公司所產生之商譽計入有關聯營公司之賬面值。

商譽須至少每年進行一次減值測試，並按成本減累積減值虧損列賬。出售一間企業之損益包括與該售出企業有關之商譽之賬面值。

(ii) 出版產權

有確定使用年期之出版產權乃按成本減累積攤銷及累積減值虧損列賬。攤銷乃以直線法計算，將出版產權之成本於其估計可使用年期內分攤。

無固定使用年期之出版產權須至少每年進行一次減值測試，並按成本減累積減值虧損列賬。

於過往年度已經全數攤銷之出版產權未予重列，並按零賬面值計入財務報表。

(iii) 軟件成本

電腦軟件使用權按其購入價及預備該等資產作既定用途之直接成本予以資本化。

計算。當收購成本超出本集團從收購中取得的可識別資產、負債和或有負債之權益之淨公平值時，有關的差額列作商譽入賬。倘收購成本低於本集團應佔所收購對象之可識別資產、負債及或有負債之淨公平值，則其差額會直接於收益表確認。

集團公司之間的交易、結餘及因集團公司之間的交易而產生之未變現收益予以對銷。除非交易提供被轉讓資產已減值之證據，否則未變現之虧損亦會對銷。附屬公司應用之會計政策已於有需要時變更，以確保與本集團所採納之會計政策一致。

於結算日之少數股東權益，指並非由本公司直接或透過附屬公司間接擁有之股權所佔附屬公司之部份資產淨值，會在綜合資產負債表及綜合權益變動表之權益項目中，與本公司股東應佔權益分開呈報。而少數股東所佔本集團業績之權益則會在綜合收益表中列作本公司少數股東權益與本公司股東之間就本年度盈利總額之分配。

於本公司資產負債表內所列之附屬公司之權益，以成本值減累積減值虧損列賬。本公司按已收及應收股息為基準將附屬公司之業績入賬。

(ii)　聯營公司

聯營公司指本集團對其有重大影響但無控制權之所有企業，一般而言，指持有一間企業20%至50%帶投票權之股份。於聯營公司之投資乃以權益法入賬，並初步按成本確認。本集團於聯營公司之投資包括於收購時已識別之商譽(經扣除任何累積減值虧損)。

本集團應佔聯營公司於收購後之損益及儲備變動已分別計入綜合收益表及綜合儲備內。於本集團綜合資產負債表中，應佔聯營公司之權益乃按權益法，以本集團應佔聯營公司之資產淨值，減去董事認為必要之累積減值虧損列賬。

(d)　收益確認

收益於未來經濟利益很可能會流向本集團而有關利益能可靠地計量時確認，基準如下：

(i)　商品銷售收入，在本集團已將與商品所有權相關的主要風險和報酬轉移給買方，而本集團既沒有保留通常與所有權相聯繫的持續管理權，亦沒有對售出的商品實施有效控制時確認；

(ii)　報章廣告及其他服務收入按提供服務之期間確認；及

(iii)　租金收入於物業出租之期間及按租賃期以直線法計算。

(e)　僱員利益

(i)　僱員退休計劃

本集團為其僱員設有四項員工退休計劃，包括界定利益退休金計劃(「界定利益計劃」)、定額供款退休金計劃(「定額供款計劃」)、強制性公積金(「強積金」)及補足計劃。該等計劃之資產由獨立管理信託基金持有，與本集團之資產分開。該等退休計劃供款一般來自僱員及有關集團公司。

財務報表附註

1. 公司資料

本公司為一間於百慕達註冊成立之獲豁免有限責任公司。本公司之主要營業地點為香港新界大埔工業邨大發街22號南華早報中心。

本公司於本年度為投資控股公司。本集團於年內之主要業務包括出版、印刷及分銷《南華早報》、《星期日南華早報》及其他印刷及電子刊物、錄像及影片後期製作、物業投資及音樂出版。

2. 重要會計政策摘要

編製本財務報表所應用之主要會計政策載列如下。除另有列明外，此等會計政策已貫徹應用於所有呈報年度。

(a) 編製基準

本財務報表乃根據香港會計師公會頒佈之香港財務報告準則編製。本財務報表乃根據歷史成本法編製，惟投資物業、若干租賃物業及可供出售之金融資產乃按重估值列賬，下文有進一步闡述。

(b) 採納新增/經修訂之香港財務報告準則

香港會計師公會已頒佈多項新準則、準則之修訂及詮釋並已於截至二零零六年十二月三十一日止年度生效，包括下列與本集團業務相關之修訂及詮釋：

香港會計準則第19號修訂：	精算損益、集團計劃及披露
香港會計準則第21號修訂：	海外業務投資淨值
香港會計準則第39號修訂：	公平值選擇權
香港會計準則第39號修訂：	預測內部交易之現金流量對沖會計處理
香港(國際財務報告準則詮釋委員會)－詮釋第4號：	釐定安排是否包含租賃

該等修訂及詮釋對本集團之業績及財務狀況並無重大影響，惟香港會計準則第19號修訂除外，該修訂引進若干對界定利益退休計劃之披露規定之變動。該等變動已於本財務報表內反映。

(c) 綜合基準

綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之財務報表。

(i)　附屬公司

附屬公司指本集團有權監控其財務及營運政策並藉其活動獲利之公司。當本集團於個別公司之持股量賦予本集團過半數的投票權時，該權力即被視為存在。

附屬公司之賬目自其控制權轉移至本集團之日起全面列入綜合賬目，並於本集團失去其控制權時停止綜合入賬。

本集團收購之附屬公司，依收購會計法處理。收購成本按於交易日所支付的資產、所發行之股本工具及所產生或承擔之負債的公平值，加因收購而產生之直接成本計算。業務合併時所收購之可識別資產及承擔之負債及或有負債，初步按收購日之公平值

資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
資產			
非流動資產			
附屬公司之權益	*10*	1,360,422	1,515,703
流動資產			
現金及銀行結餘	*30(c)*	609	610
總資產		1,361,031	1,516,313
權益			
資本及儲備			
股本	*15*	156,095	156,095
儲備		1,002,013	1,204,123
擬派股息		202,923	156,095
	16(b)	1,204,936	1,360,218
總權益		1,361,031	1,516,313

綜合現金流量表
截至二零零六年十二月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元
營運活動的現金流量			
營運產生的現金	30(a)	428,465	346,556
已付香港利得稅		(58,243)	(7,558)
已付海外稅項		(485)	(555)
營運活動產生的淨現金		369,737	338,443
投資活動的現金流量			
購入物業、機器及設備及無形資產		(24,415)	(110,945)
增持聯營公司額外權益		–	(6,963)
已收利息		5,297	6,630
已收股息：			
上市投資		2,612	2,463
聯營公司		4,855	5,547
出售已終止經營業務所得款		–	4,091
出售可供出售之金融資產所得款		19,744	951
出售物業、機器及設備所得款		226	267
投資活動產生/(所用)之淨現金		8,319	(97,959)
融資活動之現金流量			
償還長期銀行貸款	30(b)	(50,000)	(230,000)
提取短期銀行貸款	30(b)	–	51,918
已付予一間附屬公司少數股東之股息	30(b)	(7,500)	(7,500)
已付股息	25	(249,752)	(234,142)
已付利息		(3,169)	(6,761)
融資活動所用淨現金		(310,421)	(426,485)
現金及現金等值之淨增加/(減少)		67,635	(186,001)
於一月一日之現金及現金等值		174,736	360,737
於十二月三十一日之現金及現金等值		242,371	174,736
現金及現金等值分析			
現金及銀行結餘	30(c)	255,306	181,449
銀行透支		(12,935)	(6,713)
		242,371	174,736

綜合權益變動表

截至二零零六年十二月三十一日止年度

	股東應佔									
	股本及股份溢價 港幣千元	撥入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	對沖儲備 港幣千元	匯兌儲備 港幣千元	保留盈利 港幣千元	股東資金總額 港幣千元	少數股東權益 港幣千元	權益總額 港幣千元
二零零五年										
一月一日結餘	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	12,320	1,697,260
可供出售之金融資產										
－計入權益之公平值收益	–	–	22,603	–	–	–	–	22,603	–	22,603
－於出售時轉入損益	–	–	5	–	–	–	–	5	–	5
綜合賬目時產生之匯兌差額	–	–	–	–	–	(1,558)	–	(1,558)	60	(1,498)
租賃樓宇之公平值收益	–	–	–	3,000	–	–	–	3,000	–	3,000
直接在儲備扣除之遞延所得稅	–	–	–	(701)	–	–	–	(701)	–	(701)
現金流量對沖虧損	–	–	–	–	(3,748)	–	–	(3,748)	–	(3,748)
轉作物業、機器及設備之初始賬面值	–	–	–	–	3,748	–	–	3,748	–	3,748
直接於權益中確認之淨收入/(支出)	–	–	22,608	2,299	–	(1,558)	–	23,349	60	23,409
本年度盈利	–	–	–	–	–	–	246,357	246,357	5,526	251,883
本年度已確認之收入/(支出)總額	–	–	22,608	2,299	–	(1,558)	246,357	269,706	5,586	275,292
股息	–	(156,095)	–	–	–	–	(78,047)	(234,142)	(7,500)	(241,642)
二零零五年十二月三十一日結餘	197,066	865,672	93,216	3,624	–	(35,938)	596,864	1,720,504	10,406	1,730,910
二零零六年										
一月一日結餘	197,066	865,672	93,216	3,624	–	(35,938)	596,864	1,720,504	10,406	1,730,910
可供出售之金融資產										
－計入權益之公平值收益	–	–	76,248	–	–	–	–	76,248	–	76,248
－於出售時轉入損益	–	–	(9,662)	–	–	–	–	(9,662)	–	(9,662)
綜合賬目時產生之匯兌差額	–	–	–	–	–	6,833	–	6,833	82	6,915
直接於權益中確認之淨收入	–	–	66,586	–	–	6,833	–	73,419	82	73,501
本年度盈利	–	–	–	–	–	–	338,584	338,584	8,844	347,428
本年度已確認之收入總額	–	–	66,586	–	–	6,833	338,584	412,003	8,926	420,929
股息	–	–	–	–	–	–	(249,752)	(249,752)	(7,500)	(257,252)
二零零六年十二月三十一日結餘	197,066	865,672	159,802	3,624	–	(29,105)	685,696	1,882,755	11,832	1,894,587

綜合收益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元
收益	5	1,213,156	1,120,376
其他收入		4,436	3,858
員工成本	20	(377,084)	(369,291)
生產原料成本		(178,350)	(170,377)
租金及設施		(35,226)	(30,842)
折舊及攤銷		(65,609)	(77,955)
廣告及宣傳		(30,989)	(30,535)
其他經營開支		(148,341)	(154,066)
投資物業公平值收益		40,070	50,400
出售可供出售之金融資產收益		13,680	711
非流動資產減值		(16,186)	(35,704)
經營盈利	21	419,557	306,575
淨利息收入/(支出)	22	2,128	(131)
應佔聯營公司盈利		5,790	4,410
除所得稅前盈利		427,475	310,854
所得稅開支	23	(80,047)	(58,971)
全年盈利		347,428	251,883
應佔盈利：			
股東	24	338,584	246,357
少數股東權益		8,844	5,526
		347,428	251,883
股息	25	296,580	234,142
每股盈利			
基本及攤薄	26	21.69港仙	15.78港仙

	附註	二零零六年 港幣千元	二零零五年 港幣千元
負債			
非流動負債			
無抵押長期銀行貸款	*17*	17,000	17,000
遞延所得税負債	*18*	111,833	105,461
		128,833	122,461
流動負債			
應付款項及應計負債	*19*	149,881	134,996
預收訂閱費		23,037	24,431
現期所得税負債		81,672	66,725
無抵押短期銀行貸款	*17*	1,990	51,918
有抵押銀行透支	*17*	12,935	6,713
		269,515	284,783
總負債		398,348	407,244
總權益及負債		2,292,935	2,138,154
流動資產淨值		313,842	201,115
總資產減流動負債		2,023,420	1,853,371

II. 截至二零零六年十二月三十一日止兩個年度之經審核財務報表

以下為於二零零五年十二月三十一日及二零零六年十二月三十一日本集團之經審核綜合資產負債表及本公司之經審核資產負債表、本集團截至二零零五年及二零零六年十二月三十一日止兩個年度之經審核綜合收益表、本集團截至二零零五年及二零零六年十二月三十一日止兩個年度之經審核綜合權益變動表及經審核綜合現金流量表，連同財務報表有關附註，乃摘錄自本公司截至二零零六年十二月三十一日止年度之年報。

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
資產			
非流動資產			
物業、機器及設備	6	566,953	623,025
投資物業	7	773,800	733,000
土地租金	8	32,609	33,630
無形資產	9	34,920	35,791
聯營公司之權益	11	53,169	45,443
可供出售之金融資產	12	208,516	147,828
界定利益計劃之資產	27(a)	39,611	33,539
		1,709,578	1,652,256
流動資產			
存貨	13	29,252	38,418
應收款項	14	281,771	245,217
預付費用、按金及其他應收賬款		17,028	20,814
現金及銀行結餘	30(c)	255,306	181,449
		583,357	485,898
總資產		2,292,935	2,138,154
權益			
資本及儲備			
股本	15	156,095	156,095
儲備		1,523,737	1,408,314
擬派股息		202,923	156,095
	16(a)	1,726,660	1,564,409
股東資金		1,882,755	1,720,504
少數股東權益		11,832	10,406
權益總額		1,894,587	1,730,910

資產及負債

	於十二月三十一日			於六月三十日
	二零零四年	二零零五年	二零零六年	二零零七年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
	(重列)	(經審核)	(經審核)	(未經審核)
總資產	2,206,802	2,138,154	2,292,935	2,213,401
總負債	(509,542)	(407,244)	(398,348)	(334,844)
總權益	1,697,260	1,730,910	1,894,587	1,878,557
少數股東權益	(12,320)	(10,406)	(11,832)	(18,948)
股東資金	1,684,940	1,720,504	1,882,755	1,859,609

I. 財務概要

以下為本集團截至二零零六年十二月三十一日止三個年度各年之財務業績概要，乃摘錄自本公司截至二零零五年及二零零六年十二月三十一日止年度之年報，而本集團截至二零零七年六月三十日止六個月之財務業績，則摘錄自本公司截至二零零七年六月三十日止六個月之中期報告。自二零零五年一月一日開始之會計期間，本集團已採納新香港財務報告準則，而截至二零零四年十二月三十一日止年度之比較數字已按要求於本集團截至二零零五年十二月三十一日止年度之財務報表中重列。為適用於本概要，該等重列數字已予採納。本公司截至二零零六年十二月三十一日止三個年度各年之年報所載之核數師報告並無載列任何保留意見。截至二零零六年十二月三十一日止三個年度各年及截至二零零七年六月三十日止六個月，本公司並無特殊項目及／或非經常性項目。

業績

	截至十二月三十一日止年度			截至六月三十日止六個月
	二零零四年	二零零五年	二零零六年	二零零七年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
	(重列)	(經審核)	(經審核)	(未經審核)
收益	1,374,673	1,120,376	1,213,156	632,860
除所得税前盈利	370,996	310,854	427,475	221,970
所得税開支	(48,182)	(58,971)	(80,047)	(39,710)
年內/期內盈利	322,814	251,883	347,428	182,260
應佔盈利：				
股東	317,146	246,357	338,584	175,000
少數股東權益	5,668	5,526	8,844	7,260
	322,814	251,883	347,428	182,260
股息	234,142	234,142	296,580	124,876
每股盈利 *(港仙)*				
－基本及攤薄	20.32	15.78	21.69	11.21
每股股息 *(港仙)*	15.00	15.00	19.00	8.00

推薦意見

經考慮上述主要因素及理由，尤其：

(i) 香港經濟之基本因素良好，加上無負債比率之資產負債表(扣除銀行結餘及按金後)，均為 貴集團之未來提供穩健基礎；

(ii) 管理層能於競爭激烈環境中控制員工成本及生產成本；

(iii) 收購價所代表之 貴公司市盈率低於可資比較公司；及

(iv) 貴公司之股息支付比率及股息回報率高於可資比較公司，

吾等認為收購建議之條款對獨立股東而言並不公平合理。

因此，吾等建議獨立董事委員會推薦獨立股東不接納收購建議。

此致

獨立董事委員會 台照

代表
百德能證券有限公司

董事總經理 *副董事*
劉志敏 **李瀾**
謹啟

二零零八年一月二十五日

如上表七所示，吾等注意到， 貴公司除於二零零五/二零零六年之股息回報屬可資比較公司範圍之高位外， 貴公司於過去兩個財政年度之股息支付比率及股息回報均高於可資比較公司各自之範圍。

高股息支付比率代表大量盈利支付予股東，用於注資業務以創造日後增長之盈利相對減少。 貴集團之主要業務性質毋須重大投資，惟若 貴集團決定發展電視城項目，則受發展電視城可能涉及的資金需求限制。就此而言，吾等注意到，於二零零六年十二月三十一日，現金及銀行結餘加上可供出售之金融資產合計約463.8百萬港元，較二零零五年十二月三十一日約329.3百萬港元上升約40.8%，二零零六年十二月三十一日之無抵押長期銀行貸款則約為17百萬港元。 貴集團似乎能維持其股息政策，惟視乎 貴集團之策略計劃而受限於發展電視城之資金需求，並受不可預見之經營環境限制。

因此，假設獨立股東接納收購建議後無法物色到其他投資機會，鑒於股份之股息回報高於香港現時之儲蓄存款息率，吾等認為收購價並不足夠。

市況

儘管吾等作出下列推薦意見，惟香港股市近期異常波動，且於最後交易日後下跌，可能導致獨立股東重新考慮彼等所面對之股票投資風險而決定出售彼等於本公司之股權。

獨立股東若有意藉此機會變現部分或全部所持股份，應留意股份於收購建議截止日期前之市價，倘於公開市場出售股份後扣除一切交易成本之所得款項淨額高於根據收購建議將收取之款項淨額，則應於公開市場出售股份而不接納收購建議。雖然倘若收購建議成為無條件，獨立股東以低於收購價出售股份須面對承擔上述全部收購建議代價之風險，惟獨立股東於市場出售股份之情況較明朗。

倘獨立股東因股份之流通量低而無法按目標價格於市場出售股份，則可考慮接納收購建議。吾等謹請股東注意接納條件，並提醒彼等，倘此條件未能達成，則收購建議將失效，而彼等之股份將予以退還。

錄得「聯營公司之權益」約53.2百萬港元，其中包括Bangkok Post Company約21.3%權益。於最後實際可行日期，按Bangkok Post Company當日收市價5.1泰銖、Bangkok Post Company總已發行股份500百萬股及兌換率0.2530港元兌1泰銖計算，此權益之市值約為137.4百萬港元。此市值較Bangkok Post Company 21.3%權益於二零零六年十二月三十一日及二零零七年六月三十日之賬面值約49.1百萬港元及53.4百萬港元分別有盈餘約88.3百萬港元（或每股股份約0.057港元）及84.0百萬港元（或每股股份約0.054港元）。

6. 股息

評估 貴公司股息之政策時，吾等已審閱及比較 貴公司與可資比較公司之歷史股息支付比率及股息回報。分析詳情載於下表。

表七： 貴公司與可資比較公司之歷史年度股息支付比率及股息回報

公司	股息支付比率附註1、4 截至年度		股息回報附註2、4 截至年度	
	二零零七年三月三十一日/二零零六年十二月三十一日	二零零六年三月三十一日/二零零五年十二月三十一日	二零零七年三月三十一日/二零零六年十二月三十一日	二零零六年三月三十一日/二零零五年十二月三十一日
	%	%	%	%
經濟日報	39.2	37.8	2.4	1.9
明報	51.2	40.8	1.7	3.9
壹傳媒	87.5	85.1	4.6	5.7
東方報業	77.9	85.2	3.5	4.0
星島	22.3	8.2	4.5	2.0
貴公司	**87.6**	**95.0**	**7.0**	**5.5**
收購建議	**不適用**	**不適用**	**6.9**附註3	**5.5**附註3

附註：

1. *按 貴公司及可資比較公司之年度股息除以各自之股東應佔盈利計算。*
2. *按 貴公司及可資比較公司之年度股息除以各自於「最後實際可行日期」之股份收市價計算。*
3. *按年度股息除以收購價計算。*
4. *不包括已支付之特殊股息。*

資料來源： 貴公司與可資比較公司之最近期年報及彭博於最後實際可行日期之資料。

誠如上文「收購價」一節所述，吾等認為 貴公司以盈利能力估值較以資產估值合適，且由於出版產權之賬面值已於二零零六年十二月三十一日悉數攤銷及列為零，故有關二零零四年估值之錯誤對吾等之分析並無影響。

5. **資產淨值**

如上文「收購價」一節所述，吾等認為以市盈率為 貴公司估值較合適，故吾等分析時並無使用資產淨值。

供參考之用，根據二零零六年年報， 貴集團於二零零六年十二月三十一日之經審核資產淨值約為1,882.8百萬港元，而根據二零零六年十二月三十一日之已發行1,560,945,596股份計算，每股股份之經審核資產淨值約為1.21港元。 貴集團於二零零七年六月三十日之未經審核資產淨值約為1,859.6百萬港元，而根據相同數目之已發行股份計算，每股股份之未經審核資產淨值約為1.19港元，即每股股份之資產淨值微跌約1.65%。

謹請獨立股東注意下列可能對 貴公司資產淨值產生之影響。

根據本回應文件附錄二所載之估值報告，於二零零七年十一月三十日， 貴集團物業權益之資本總值約為1,352.1百萬港元(其中投資物業之資本值約為1,040.1百萬港元，或每股股份約0.17港元)。根據二零零六年十二月三十一日及二零零七年六月三十日之投資物業經審核及未經審核賬面值約773.8百萬港元，錄得估值盈餘約266.3百萬港元及遞延税務負債約45.0百萬港元或(整體而言)估值盈餘淨值約221.3百萬港元(或約每股股份0.14港元)。

然而，謹請注意，位於香港新界坑口清水灣道之投資物業(「電視城」)之估值須視乎與香港特別行政區政府(「香港政府」)有關地價之商討。據 貴公司表示，該物業尚未收到香港政府任何有關地價之通知書。香港物業市場於二零零七年顯著向上，且由於息率下降及供應短缺，此趨勢似乎會繼續，惟與香港政府就地價之最後定案及香港物業市場氣氛或導致與電視城500百萬港元之資本值出現重大差異，故存在不確定因素。

吾等亦注意到， 貴公司擁有泰國交易所上市公司Post Publishing Public Company Limited(「Bangkok Post Company」)約21.3%權益。Bangkok Post Company主要從事出版及分銷報章、雜誌及書籍。於二零零六年十二月三十一日， 貴公司

如上表五所示，於二零零五年十月至二零零七年十二月期間，可資比較公司之平均成交量佔各自總已發行股份約1.02%至約3.37%。

吾等注意到，股份之平均每月成交量佔　貴公司於此期間之總已發行股份2.19%，接近可資比較公司之範圍之中位。此外，股份之每月平均交易量分別佔　貴公司二零零六年及二零零七年總已發行股份2.00%及2.37%。此兩個數字亦接近可資比較公司於各期間之範圍之中位。

另一方面，如上表六所示，於二零零五年十月至二零零七年十二月期間，可資比較公司股份之平均交易量佔自由流通股份約3.87%至約9.15%。股份之平均每月交易量佔　貴公司此期間自由流通股份4.07%，屬可資比較公司於各期間範圍之低位。另外，二零零六年度及二零零七年度之數字3.53%及4.05%亦為可資比較公司於各期間之範圍之低位。

有鑒於此，吾等認為股份之流通量相對較低。

4.　出版產權

於二零零六年年報披露，委任獨立估值師美國評值有限公司(「估值師」)已為本集團兩項出版產權《南華早報》及《星期日南華早報》(「出版產權」)以公開市場價格進行評估，於二零零四年十二月三十一日之估值(「二零零四年估值」)約為44億港元，而董事已採納二零零四年估值作為出版產權於二零零六年十二月三十一日之年度估值。

二零零四年估值並未反映於　貴集團之財務報表，原因為當時之香港公認會計原則及　貴公司之會計政策規定無固定使用年期之出版產權按成本減任何累積攤銷及任何累積減值虧損列賬。

出版產權乃於一九八七年收購，使用年期釐定為十年。18.2億港元之成本已於一九九七年悉數攤銷。於過往年度已經全數攤銷之出版產權未予重列，並按零賬面值記入財務報表。

誠如本回應文件董事會函件所述，　貴公司最近獲估值師告知，於作出二零零四年估值時曾出現模式錯誤，導致二零零四年估值由約44億港元減少至約30億港元。

表六：　貴公司及可資比較公司每月成交量除以自由流通量股份

月份	貴公司 每月成交量除以自由流通量股份[附註] %	經濟日報 每月成交量除以自由流通量股份[附註] %	明報 每月成交量除以自由流通量股份[附註] %	壹傳媒 每月成交量除以自由流通量股份[附註] %	東方報業 每月成交量除以自由流通量股份[附註] %	星島 每月成交量除以自由流通量股份[附註] %
二零零五年十月	8.02	5.14	1.00	5.09	10.17	2.22
二零零五年十一月	5.74	6.75	0.74	6.65	8.56	1.52
二零零五年十二月	5.09	16.87	2.75	9.77	6.92	1.36
二零零六年一月	3.17	11.11	1.49	2.51	11.27	6.38
二零零六年二月	2.18	6.84	0.35	4.52	10.14	17.80
二零零六年三月	3.71	6.27	0.43	2.72	15.13	8.47
二零零六年四月	3.76	13.38	0.75	2.77	13.12	7.70
二零零六年五月	7.89	9.49	0.41	1.51	4.47	2.92
二零零六年六月	6.23	11.84	0.90	2.96	3.47	0.68
二零零六年七月	3.92	6.61	2.39	1.21	9.75	2.20
二零零六年八月	1.14	5.73	0.55	1.10	5.27	3.22
二零零六年九月	0.64	6.27	0.92	32.24	3.90	2.40
二零零六年十月	0.87	17.58	1.00	4.94	10.88	1.77
二零零六年十一月	6.08	4.82	0.71	3.73	8.53	2.54
二零零六年十二月	2.71	2.42	0.74	8.64	5.09	12.97
二零零七年一月	1.72	6.94	7.22	14.13	4.13	4.06
二零零七年二月	2.15	2.16	2.38	7.36	3.79	3.08
二零零七年三月	2.08	4.66	0.69	3.77	4.60	4.01
二零零七年四月	0.90	5.80	7.47	3.49	5.38	1.59
二零零七年五月	1.96	3.06	2.62	5.32	4.18	10.24
二零零七年六月	0.93	12.52	61.23	7.60	3.60	2.34
二零零七年七月	1.07	15.52	1.81	5.91	8.13	2.72
二零零七年八月	2.22	19.65	1.83	1.73	6.04	32.61
二零零七年九月	3.40	15.48	0.97	0.87	3.84	6.50
二零零七年十月	8.98	12.15	1.80	3.03	4.66	2.65
二零零七年十一月	4.91	12.60	1.17	6.45	10.28	2.02
二零零七年十二月	18.31	5.47	0.21	7.15	32.27	1.05
二零零六年簡單平均數	**3.53**	**8.53**	**0.89**	**5.74**	**8.42**	**5.75**
二零零七年簡單平均數	**4.05**	**9.67**	**7.45**	**5.57**	**7.58**	**6.07**
二零零五年十月至二零零七年十二月期間簡單平均數	**4.07**	**9.15**	**3.87**	**5.82**	**8.06**	**5.45**

附註：

1. *根據彭博所報資料，將　貴公司及可資比較公司之每月成交量除以各自之自由流通量股份數目。*

2. *不計入二零零五年八月及二零零五年九月之成交量乃由於經濟日報股份自二零零五年八月三日開始買賣，而起初之成交不具代表性。*

資料來源：　彭博於最後實際可行日期之資料

表五： 貴公司及可資比較公司之每月成交量除以總已發行股份

月份	貴公司 每月成交量除以總已發行股份[附註] %	經濟日報 每月成交量除以總已發行股份[附註] %	明報 每月成交量除以總已發行股份[附註] %	壹傳媒 每月成交量除以總已發行股份[附註] %	東方報業 每月成交量除以總已發行股份[附註] %	星島 每月成交量除以總已發行股份[附註] %
二零零五年十月	2.91	1.48	0.25	1.31	4.34	0.82
二零零五年十一月	2.08	1.94	0.19	1.72	3.65	0.56
二零零五年十二月	1.84	4.85	0.69	2.52	2.95	0.50
二零零六年一月	1.77	3.19	0.37	0.83	4.81	2.36
二零零六年二月	1.22	1.97	0.09	1.49	4.33	6.59
二零零六年三月	2.07	1.80	0.11	0.90	6.45	3.11
二零零六年四月	2.10	3.85	0.19	0.92	5.60	2.70
二零零六年五月	4.42	2.73	0.11	0.50	1.91	1.01
二零零六年六月	3.49	3.38	0.24	0.86	1.48	0.24
二零零六年七月	2.20	1.88	0.65	0.35	4.14	0.76
二零零六年八月	0.64	1.83	0.15	0.32	2.24	1.12
二零零六年九月	0.36	2.00	0.25	13.21	1.66	0.83
二零零六年十月	0.49	6.68	0.27	1.25	4.63	0.61
二零零六年十一月	3.57	1.83	0.19	0.94	3.63	0.88
二零零六年十二月	1.62	0.92	0.20	2.17	2.16	4.47
二零零七年一月	1.04	2.64	1.95	3.54	1.76	1.40
二零零七年二月	1.30	0.85	0.64	1.85	1.61	1.06
二零零七年三月	1.26	1.83	0.19	0.95	1.92	1.38
二零零七年四月	0.55	2.27	2.02	0.88	2.23	0.55
二零零七年五月	1.18	1.20	0.71	1.34	1.73	3.75
二零零七年六月	0.57	4.90	16.00	1.91	1.50	0.82
二零零七年七月	0.65	6.08	0.47	1.49	3.38	0.96
二零零七年八月	1.34	6.70	0.47	0.44	2.51	11.45
二零零七年九月	2.20	5.25	0.25	0.22	1.59	2.08
二零零七年十月	5.36	4.26	0.47	0.77	1.93	0.82
二零零七年十一月	2.93	4.42	0.30	1.62	4.27	0.63
二零零七年十二月	10.02	1.92	0.05	1.79	12.64	0.32
二零零六年簡單平均數	**2.00**	**2.67**	**0.24**	**1.98**	**3.59**	**2.06**
二零零七年簡單平均數	**2.37**	**3.53**	**1.96**	**1.40**	**3.09**	**2.10**
二零零五年十月至二零零七年十二月期間簡單平均數	**2.19**	**3.06**	**1.02**	**1.71**	**3.37**	**1.92**

附註：

1. *根據彭博所報資料，將　貴公司及可資比較公司之每月成交量除以各自之總已發行股份數目。*

2. *不計入二零零五年八月及二零零五年九月之成交量乃由於經濟日報股份自二零零五年八月三日開始買賣，而起初之成交不具代表性。*

資料來源：　彭博於最後實際可行日期之資料

3. 股份之流通量

於分析股份流通量時，吾等已參考以下有關股份每日成交量之圖表。

圖三： 股份每日成交量之圖表



資料來源： 彭博於最後實際可行日期之資料

如圖三所示，股份於二零零三年一月三日至最後實際可行日期之成交量整體而言屬淡薄。

為評估股份相較業內同儕之成交量，吾等將股份之每月成交量與可資比較公司作出比較，結果載於下文表五及表六。

如上表三所示，於最後實際可行日期及與二零零五年十二月十三日比較，除壹傳媒及東方報業外，股份表現遜於HSHKSI及可資比較公司之股份。

為提供更全面及有意義之收購價評估，吾等進一步就可資比較公司審視常用估值參數，並選取市盈率作為吾等之估值參數。吾等認為，出版及傳媒相關股份（ 貴公司所屬類別）以盈利能力估值較以資產估值合適。因此，市盈率乃評估 貴公司之較合適基準。分析詳情載於下表四。

表四： 貴公司與可資比較公司市盈率之分析

公司	**於最後實際可行日期之市盈率** *倍*
經濟日報	16.5
明報	30.2
壹傳媒	19.0
東方報業	22.0
星島	5.0
簡單平均數	**18.5**
收購建議	**12.7**[附註]

附註： 計算方式乃將收購價乘以最後實際可行日期發行在外之股份數目，然後除以二零零六年年報所載之股東應佔盈利。

資料來源： 貴公司與可資比較公司之最近期年報及彭博於最後實際可行日期之資料。

如表四所示，吾等注意到可資比較公司之市盈率介乎約5.0倍至約30.2倍，簡單平均數約為18.5倍。

收購價所代表之市盈率低於可資比較公司市盈率之簡單平均數，乃該市盈率範圍之低位。

有鑒於此，吾等認為收購價對獨立股東而言並不吸引。

圖二：　股份及可資比較公司股份之收市價與HSHKSI之相對表現


190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
相對表現
經濟日報
星島
HSHKSI
明報
南華早報
東方報業
壹傳媒

資料來源：　彭博於最後實際可行日期之資料

如上圖二所示，於回顧期間，除壹傳媒及東方報業外，股份之收市價普遍低於HSHKSI及可資比較公司之股份。

下表三載列於最後實際可行日期，股份及可資比較股份與HSHKSI之相對表現。

表三：　股份及可資比較股份與HSHKSI之相對表現

公司	於最後實際可行日期之相對表現*附註* %
經濟日報	171.8
明報	96.3
壹傳媒	51.3
東方報業	56.3
星島	110.3
貴公司	**70.2**

附註：　按股份及可資比較公司之股份於最後實際可行日期之收市價較各自於二零零五年十二月十三日之收市價之增幅計算，並以HSHKSI於同期之回報標準化。

資料來源：　彭博於最後實際可行日期之資料

圖一： 股份之每日收市價


4.50
4.00
3.50
3.00
2.50
2.00
1.50
股價（港元）
收購價
零三年一月三日
零三年三月三日
零三年五月三日
零三年七月三日
零三年九月三日
零三年十一月三日
零四年一月三日
零四年三月三日
零四年五月三日
零四年七月三日
零四年九月三日
零四年十一月三日
零五年一月三日
零五年三月三日
零五年五月三日
零五年七月三日
零五年九月三日
零五年十一月三日
零六年一月三日
零六年三月三日
零六年五月三日
零六年七月三日
零六年九月三日
零六年十一月三日
零七年一月三日
零七年三月三日
零七年五月三日
零七年七月三日
零七年九月三日
零七年十一月三日
零八年一月三日

資料來源： 彭博於最後實際可行日期之資料

如上圖一所示，收購價接近股份於二零零三年一月三日至最後實際可行日期之收市價（由2.190港元至4.325港元）之低位。

為評估收購建議是否公平合理，吾等已審視六家於聯交所上市而於香港經營出版報章業務之公司，即香港經濟日報集團有限公司（「經濟日報」）、明報企業有限公司（「明報」）、壹傳媒有限公司（「壹傳媒」）、東方報業集團有限公司（「東方報業」）、星島新聞集團有限公司（「星島」）及星美出版集團有限公司（「星美」）。除星美於聯交所創業板上市外，上述各公司均於聯交所主板上市。由於星美之股份自二零零五年四月二十八日起停牌，故吾等於分析時將其剔除於 貴公司可資比較公司之列。選取上述可資比較公司（不包括星美，「可資比較公司」）之基準為：(i) 如該等公司各自之最近期年報所述，其各自之總收益大部分來自在香港出版報章雜誌；(ii) 該等公司所出版之報章具規模、歷史悠久且讀者眾多；及 (iii) 該等公司之股份於聯交所上市。可資比較公司乃根據上述條件選取之公司。吾等已盡力透過彭博所刊發之資料識別出可資比較公司。

下圖呈於最後交易日前兩年（即二零零五年十二月十三日）起至最後實際可行日期（包括該日，「回顧期間」），股份及可資比較公司股份之收市價與恒生香港小型股指數（「HSHKSI」）之相對表現。

(b) 經營盈利率

主要業務之經營盈利由截至二零零四年十二月三十一日止年度約257.6百萬港元上升約11.5%至截至二零零五年十二月三十一日止年度約287.3百萬港元，再上升31.4%至截至二零零六年十二月三十一日止年度約377.6百萬港元。另外，主要業務之經營盈利由截至二零零六年六月三十日止六個月約178.2百萬港元上升約20.3%至截至二零零七年六月三十日止六個月約214.4百萬港元。

於回顧財政年度各年，經營盈利率由二零零四年約25.2%上升至二零零五年約25.6%，繼而上升至二零零六年約31.1%。此外， 貴集團於截至二零零七年六月三十日止六個月錄得經營盈利率約33.9%。

如上表一所示， 貴集團錄得經營盈利率改善乃由於員工成本及生產成本佔 貴集團收益之百分比下降。員工成本於截至二零零六年十二月三十一日止三個年度由約343.5百萬港元上升至約369.3百萬港元，之後再上升至約377.1百萬港元。然而，員工成本比率呈跌勢，於三個相應年度由約33.6%下降至約33.0%，之後再下降至約31.1%。如上表一所示，生產成本(包括新聞紙成本)呈升勢，而生產成本比率大致相同。該等數字反映管理層於競爭激烈環境中控制員工成本及生產成本之能力。

2. 收購價

收購價每股股份2.75港元較：

(a) 股份於最後實際可行日期在聯交所所報之收市價每股2.72港元溢價約1.10%；

(b) 股份於最後交易日在聯交所所報之收市價每股2.39港元溢價約15.06%；

(c) 股份於截至最後交易日(包括該日)止最後10個交易日在聯交所所報之平均收市價每股2.29港元溢價約20.09%；及

(d) 股份於截至最後交易日(包括該日)止最後30個交易日在聯交所所報之平均收市價每股2.31港元溢價約19.05%。

於以上分析，吾等注意到，每股股份之收購價較股份收市價及平均收市價溢價1.10%至20.09%。

下圖一呈列股份於二零零三年一月三日至最後實際可行日期(包括該日)之歷史每日收市價。

(a)　收益

貴集團來自主要業務之收益於二零零四年至二零零六年錄得穩定增長。

收益由截至二零零四年十二月三十一日止年度之1,022.7百萬港元上升9.6%至截至二零零五年十二月三十一日止年度之1,120.4百萬港元，再上升8.3%至截至二零零六年十二月三十一日止年度之1,213.2百萬港元。根據二零零六年年報，　貴公司之增長乃由於香港經濟蓬勃使所有媒體廣告開支均告上升，其中報章行業佔整體廣告市場33%。

吾等注意到，二零零七年中期報告所呈報截至二零零七年六月三十日止六個月之收益亦由二零零六年同期之583.2百萬港元上升8.5%至632.9百萬港元。此增幅同樣歸因於廣告收益。

除廣告收益增加外，吾等注意到，　貴集團出版之兩份報章於過去數年發行量上升。下表呈列《南華早報》及《星期日南華早報》於二零零三年至二零零七年上半年之發行量。

表二：　《南華早報》及《星期日南華早報》之發行量

期間	《南華早報》 *份數*	《星期日南華早報》 *份數*
二零零三年上半年	92,271	74,829
二零零三年下半年	96,389	75,896
二零零四年上半年	100,004	78,362
二零零四年下半年	101,782	82,208
二零零五年上半年	103,964	81,099
二零零五年下半年	104,552	81,453
二零零六年上半年	104,415	80,498
二零零六年下半年	102,102	80,124
二零零七年上半年	105,000	80,600

附註：　除二零零七年上半年之數字為未經審核外，其餘數字均經出版銷數公證會審核

資料來源：　二零零七年中期報告

此外，根據　貴公司管理層之討論，吾等得悉香港經濟之基本因素良好，加上無負債比率之資產負債表（扣除銀行結餘及按金後），均為　貴集團之未來提供穩健基礎。

主要考慮因素及理由

於達致吾等就收購建議向獨立董事委員會作出之推薦意見時，吾等已考慮下列主要因素：

1. 貴集團之財務表現

以下為　貴集團截至二零零六年十二月三十一日止三個年度之經審核綜合財務報表(摘錄自　貴公司之年報)及　貴集團截至二零零六年及二零零七年六月三十日止六個月之未經審核綜合財務報表(摘錄自二零零七年中期報告)之概要。

表一：　貴集團之財務概要

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零六年	二零零五年	二零零四年	二零零七年	二零零六年
	百萬港元	*百萬港元*	*百萬港元*	*百萬港元*	*百萬港元*
收益	**1,213.2**	**1,120.4**	**1,022.7**附註	**632.9**	**583.2**
主要業務之經營盈利	377.6	287.3	257.6	214.4	178.2
佔收益之百分比(「經營盈利率」)	31.1%	25.6%	25.2%	33.9%	30.6%
主要業務之主要開支					
員工成本	377.1	369.3	343.5	191.0	180.6
佔收益之百分比(「員工成本比率」)	31.1%	33.0%	33.6%	30.2%	31.0%
生產成本	178.3	170.4	147.5	88.3	86.0
佔收益之百分比(「生產成本比率」)	14.7%	15.2%	14.4%	14.0%	14.7%

附註：　不包括已終止業務

資料來源：　貴集團之年報及中期報告

獨立董事委員會

貴公司已成立獨立董事委員會，由夏佳理先生、利定昌先生、李爵士及黃啟民先生四名獨立非執行董事組成，就收購建議向獨立股東提供意見。

收購建議之條款

根據收購建議文件，摩根大通代表收購人提出全面收購建議以收購SCMP集團有限公司股本中全部已發行股份（不包括收購人及一致行動集團的其他成員經已擁有或同意將收購的股份）之基準如下：

每股股份 現金2.75港元

收購建議須待收購人收到收購建議之有效接納（且該等接納並無於收購建議截止日期（「截止日期」）二零零八年二月一日或之前在收購守則准許下撤回），而該等接納涉及之股份連同收購人或一致行動集團之其他成員經已擁有或同意將收購之股份將導致收購人及一致行動集團之其他成員於截止日期下午四時正前持有 貴公司超過50%之投票權後，方可作實。

收購建議之接納手續及其他條款載於摩根大通函件及收購建議文件附錄一。

百德能乃與　貴公司、其聯繫人士及一致行動人士概無關連之獨立人士，惟　貴公司獨立非執行董事李國寶爵士(「李爵士」)乃東亞銀行有限公司(「東亞銀行」)之主席兼行政總裁，而東亞銀行持有百德能之控股公司百德能控股有限公司(「百德能控股」)之股權。

李爵士於百德能控股、其附屬公司(包括百德能)及其聯營公司並無擔任管理職務。此外，百德能及李爵士(獨立董事委員會成員之一)之行動均獨立於　貴公司，因此，彼等與百德能及東亞銀行之連繫與彼等各自向獨立董事委員會及獨立股東提供意見時之角色並無任何衝突。

吾等將就作為獨立財務顧問向獨立董事委員會提供有關收購建議之意見向　貴公司收取費用。除有關本委任而應付吾等之一般專業費用外，並無其他安排讓吾等向　貴公司或收購建議任何其他參與方或彼等各自之主要股東或聯繫人士收取任何費用或利益。

於達致吾等之意見時，吾等倚賴　貴公司向吾等提供之資料及事實。吾等已審閱(其中包括)：(i)　貴集團截至二零零七年六月三十日止六個月之中期報告(「二零零七年中期報告」)；(ii)　貴集團截至二零零六年十二月三十一日止年度之年報(「二零零六年年報」)；及(iii)戴德梁行就　貴集團所持有物業權益而編製之日期為二零零八年一月二十五日之估值報告(「估值報告」)。

吾等假設回應文件所載一切資料、事實、意見及陳述在所有重大方面屬真確、完整及準確，吾等依賴有關資料、事實、意見及陳述。董事確認彼等對回應文件內容負全責，並在作出一切合理查詢後確認，吾等獲提供之資料並無遺漏任何重大事實。

吾等並無理由懷疑任何重大事實或資料被隱瞞或懷疑回應文件所載一切事實及　貴公司向吾等所提供資料及陳述之真確性、準確性或完整性。此外，吾等並無理由懷疑吾等獲提供之　貴公司及／或董事所表達意見及陳述之合理性。然而，按照一般慣例，吾等並無核實吾等獲提供之資料，亦無對　貴集團業務及事務進行任何獨立深入調查。吾等認為，吾等已審閱足夠資料以達致知情意見及為吾等就收購建議作出之意見提供合理依據。

以下為獨立財務顧問致獨立董事委員會之意見函件全文，以供載入本通函。

百德能
證券

香港
新界
大埔工業邨
大發街22號
南華早報中心

敬啟者：

由摩根大通證券(亞太)有限公司
代表Kerry Media Limited提出
強制性有條件全面收購建議
以收購SCMP集團有限公司
股本中全部已發行股份
(不包括收購人及一致行動集團其他成員
已經擁有或同意收購的股份)

緒言

茲提述聯合公佈。二零零八年一月四日，收購人向獨立股東寄發收購建議文件。收購建議詳情載於摩根大通函件，各附件則載於收購建議文件。

閣下應細閱收購建議文件，尤其「收購人之資料」及摩根大通函件中「收購人對該集團之意向」一節。

吾等獲　貴公司委任為獨立財務顧問，就收購建議條款是否公平合理向獨立董事委員會提供意見。吾等之委任已獲獨立董事委員會批准。除文義另有所指外，本函件所用詞語與本回應文件所界定者具相同涵義。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

敬啟者：

由摩根大通證券(亞太)有限公司
代表Kerry Media Limited提出
強制性有條件全面收購建議
以收購SCMP集團有限公司
股本中全部已發行股份
(不包括收購人及一致行動集團其他成員
已經擁有或同意收購的股份)

吾等謹此提述收購人於二零零八年一月四日發出之收購建議文件及本公司於二零零八年一月二十五日向獨立股東發出之回應文件(本函件構成其中一部份)。除非文義另有所指，本函件所使用之詞彙與回應文件所界定者具有相同涵義。

吾等獲委任為獨立董事委員會成員以考慮收購建議，並就吾等認為收購建議之條款對　閣下利益而言是否公平合理，向　閣下提供意見。百德能已獲委任就收購建議向吾等提供意見。

務請　閣下垂注：(i)載於本文件第5頁至9頁之「董事會函件」；(ii)載於收購建議文件第6頁至14頁之「摩根大通函件」，當中載有收購建議詳情及收購人之其他相關資料。亦請垂注載於本文件第11頁至27頁之「百德能函件」，當中載有百德能就收購建議向吾等提出之意見及建議，並請特別留意本文件第26頁所載之「百德能函件」內「市況」一段。

經考慮百德能就收購建議所考慮之主要因素及提出之意見和建議，吾等認為，收購建議之條款對獨立股東而言並不公平合理。因此，吾等建議獨立股東不接納收購建議。

此致

列位獨立股東　台照

黃啟民
代表
獨立董事委員會

夏佳理先生
李國寶爵士

利定昌先生
黃啟民先生

獨立非執行董事
謹啟

二零零八年一月二十五日

* *僅供識別*

其他資料

董事謹提供有關本公司兩項出版產權《*南華早報*》及《*星期日南華早報*》(「出版產權」)之估值補充資料。誠如本公司截至二零零六年十二月三十一日止年度之年報所述，本公司已委任獨立估值師美國評值有限公司(「估值師」)按公開市場價格為出版產權進行估值。估值師評估出版產權於二零零四年十二月三十一日之估值為約44億港元(「二零零四年估值」)。董事已採納二零零四年估值為出版產權於二零零六年十二月三十一日之年度估值。

二零零四年估值並未反映於本集團之財務報表內，原因為當時香港公認會計原則及本公司之會計政策規定，無固定使用年期之出版產權須按成本減任何累積攤銷及任何累積減值虧損列賬。出版產權乃於一九八七年購入，使用年期釐定為十年。18.2億港元之成本已於一九九七年悉數攤銷。於過往年度已經全數攤銷之出版產權並未予重列，而按零賬面值列賬於財務報表內。

本公司最近獲估值師通知，二零零四年估值出現模式錯誤，導致二零零四年估值由約44億港元減少至約30億港元。

閣下務須留意本文件第11頁至27頁所載，致獨立董事委員會之「百德能函件」內百德能就出版產權所提出之意見。

此致

列位獨立股東 台照

代表
SCMP集團有限公司
主席
郭孔演
謹啟

二零零八年一月二十五日

海外股東

誠如收購建議文件所述，在執行人員根據收購守則第8條附註3之同意下，收購人有意向於加拿大居住或定居之股東以外之全體獨立股東寄發收購建議文件。向海外股東提出收購建議或會受到相關司法權區之法例禁止或影響。海外股東須自行瞭解及遵守任何適用法律規定。有意接納收購建議之各海外股東有責任就此完全遵守相關司法權區之有關法例，包括取得可能需要之任何政府、外匯監控或其他同意，並遵守其他必需之正式手續或法律規定。任何該等海外股東將負責任何人士應付之任何該等發行、轉讓或其他稅項。任何該等人士接納收購建議將構成該名人士保證該名人士根據所有適用法例獲准收取並接納收購建議及任何有關修訂，而該項接納根據所有適用法例將有效並有約束力。

將會或有意將收購建議文件及／或接納表格轉寄香港以外任何司法權區之股東（包括但不限於託管人、代名人及受託人）應於採取任何行動前閱讀收購建議文件附錄一第6段及第7(f)(ii)段所載有關此方面之詳情。

推薦意見

務請　閣下垂注載於本文件第10頁致獨立股東之「獨立董事委員會函件」及載於本文件第11頁至27頁致獨立董事委員會之「百德能函件」，當中載有彼等有關收購建議之意見及建議，以及彼等於達致彼等各自之意見及建議時考慮之主要因素。

補充資料

在考慮就收購建議應採取之行動時，獨立股東應考慮彼等之稅務狀況及，如有任何疑問，應諮詢彼等之專業顧問。

謹此建議　閣下閱覽載於收購建議文件第6頁至14頁之「摩根大通函件」及收購建議文件附錄一所載之收購建議之其他條款。謹請　閣下亦垂注本文件附錄一、二及三所載之資料。

截至二零零五年十二月三十一日及二零零六年十二月三十一日止年度，本公司之經審核綜合資產淨值分別為1,730.91百萬港元及1,894.59百萬港元。

截至二零零五年十二月三十一日及二零零六年十二月三十一日止年度，本公司錄得股東應佔經審核綜合純利分別約為246.36百萬港元及338.58百萬港元。

購股權計劃

本公司設有一項購股權計劃。於聯合公佈日期，本公司並無根據購股權計劃授出而尚未行使之購股權。

除股份外，本公司並無任何其他發行在外之股本證券(包括有關本公司任何權益股本之股本相關可換股證券或認股權證、期權或認購權或衍生工具(包括不可轉讓之購股權))。

收購人之資料及其對本公司之意向

務請　閣下垂注載於收購建議文件之「摩根大通函件」中第12頁「有關收購人之資料」一節及「收購人對該集團之意向」一節。

誠如收購建議文件所述，如收購人未能取得強制收購權而收購建議結束，收購人之意向乃維持股份於聯交所之上市地位，而收購人將向聯交所承諾於收購建議結束後採取適當步驟，確保讓公眾人士持有上市規則所規定之股份數量。

聯交所已表明，倘於收購建議截止時，少於25%股份由公眾持有，或倘聯交所相信：

- **在股份交易中存在或可能存在虛假市場；或**
- **公眾並無持有充足股份以維持有秩序市場，**

則聯交所可能會行使其權力，暫停本公司股份之買賣。就此而言，務須注意在收購建議完成後，股份之公眾持股量可能不足，致使股份交易可能須暫停，直至恢復指定之公眾持股量水平為止。

份的權益，佔本公司的已發行股本約41.65%。由於收購人連同一致行動集團的其他成員於緊隨收購後已收購本公司超過2%的投票權(與彼等於之前12個月期間於本公司合共所持投票權的最低百分比相比)，收購人須根據收購守則第26.1(d)條就全部已發行股份(不包括收購人或一致行動集團的成員經已擁有或同意將收購的股份)提出強制性收購建議。

股東應已接獲一份由摩根大通代表收購人刊發之收購建議文件，當中載有(其中包括)收購建議之條款及條件。務請股東細閱當中所載之條款及條件。

收購守則規定須成立由全體非執行董事組成之獨立董事委員會，以就收購建議向獨立股東提供意見。本公司已成立獨立董事委員會，成員包括全體四名獨立非執行董事，即夏佳理先生、利定昌先生、李國寶爵士及黃啟民先生，以就收購建議向獨立股東提供建議。Roberto V. Ongpin先生、邱繼炳博士及彭定中博士(均為非執行董事)就收購建議而言，並無任何利益衝突。彼等均預備加入獨立董事委員會，惟董事會因以下理由，認為三人不應參與獨立董事委員會：(i)就Roberto V. Ongpin先生而言，其與一致行動集團的家族成員存在私人關係；(ii)就邱繼炳博士而言，其過往透過公司權益與一致行動集團存在若干業務關係；及(iii)就彭定中博士而言，其為一致行動集團之成員之董事。

本文件旨在為 閣下提供有關本公司及收購建議的進一步資料，以及載列獨立董事委員會就收購建議所提供之建議之理由及百德能就收購建議所提供之意見。

收購建議及接納手續

根據收購建議文件所載之資料，摩根大通代表收購人提出收購建議，以收購收購人及一致行動集團之其他成員尚未擁有或同意將收購之股份。預期時間表及接納收購建議之手續載於收購建議文件之「預期時間表」、「摩根大通函件」中「接納及結付」一節及附錄一，以及本公司與收購人就延遲寄發回應文件及延長收購建議截止日期所刊發，日期為二零零八年一月十七日之聯合公佈內的「經修訂之預期時間表」一節。

有關本公司及本集團之資料

本公司為於百慕達註冊成立之有限公司，其已發行股份自一九九零年起於聯交所上市。本集團主要從事報章及雜誌出版業務。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

執行董事：
郭孔演*(主席)*
郭惠光

非執行董事：
Roberto V. Ongpin *(副主席)*
邱繼炳博士
彭定中博士

獨立非執行董事：
夏佳理
利定昌
李國寶爵士
黃啟民

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

總辦事處及主要營業地點：
香港
新界
大埔工業邨
大發街22號
南華早報中心

敬啟者：

由摩根大通證券(亞太)有限公司
代表Kerry Media Limited提出
強制性有條件全面收購建議
以收購SCMP集團有限公司
股本中全部已發行股份
(不包括收購人及一致行動集團其他成員
已經擁有或同意收購的股份)

緒言

謹此提述本公司與收購人於二零零七年十二月十九日聯合刊發之聯合公佈。誠如聯合公佈所述，於二零零七年十二月十三日，由Kerry Group Limited最終控制的收購人以代價每股股份2.39港元收購50,000,000股股份(佔本公司投票權約3.20%)。於收購前，收購人連同一致行動集團的其他成員擁有合共650,132,000股股

* *僅供識別*

「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	公司條例(香港法例第32章)所賦予之涵義，而「各附屬公司」應據此詮釋；及
「收購守則」	指	香港公司收購、合併及股份購回守則。

「收購建議文件」	指	收購人於二零零八年一月四日就收購建議刊發之收購建議文件；
「要約期」	指	具有收購守則賦予該詞之涵義；
「收購價」	指	收購人應以現金支付之每股股份2.75港元；
「收購人」	指	Kerry Media Limited，在英屬處女群島註冊成立之有限公司，其最終控股股東為Kerry Group Limited；
「海外股東」	指	本公司股東名冊所示登記地址位於香港以外地區之股東；
「百德能」	指	百德能證券有限公司，乃根據證券及期貨條例可進行第1類(證券交易)及第6類(就機構融資提供意見)受規管活動的持牌公司，為獨立董事委員會就收購建議之獨立財務顧問；
「有關期間」	指	由二零零七年六月十三日(星期三)(即該公佈日期前六個月之日期)起直至最後實際可行日期(包括該日)止之期間；
「回應文件」	指	根據收購守則須由本公司刊發有關收購建議之本文件，內容載有(其中包括)本公司之董事會通函；
「證監會」	指	香港證券及期貨事務監察委員會；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值0.10港元之普通股；
「購股權計劃」	指	本公司於二零零六年五月二十五日舉行之股東週年大會上批准之購股權計劃；
「股東」	指	股份持有人；

「接納表格」	指	收購建議文件隨附之有關收購建議之股份接納及過戶表格；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「獨立董事委員會」	指	本公司就收購建議向獨立股東提供意見而成立之獨立董事委員會，成員包括夏佳理先生、利定昌先生、李國寶爵士及黃啟民先生；
「獨立股東」	指	收購人及一致行動集團之其他成員以外之股東；
「聯合公佈」	指	本公司及收購人於二零零七年十二月十九日就(其中包括)收購建議聯合刊發之聯合公佈；
「摩根大通」	指	摩根大通證券(亞太)有限公司(定義見收購建議文件)；
「最後交易日」	指	二零零七年十二月十二日，即暫停股份買賣以待刊發該公佈前之最後完整交易日；
「最後實際可行日期」	指	二零零八年一月二十二日，即本文件付印前就確定本文件所載若干資料之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「收購建議」	指	摩根大通代表收購人根據收購守則，以收購價提出收購一致行動集團尚未擁有或同意將收購之全部已發行股份之強制性有條件全面收購建議；

在本文件內，除文義另有所指外，下列詞語具有以下涵義。

「收購」	指	收購人於二零零七年十二月十三日以代價每股股份2.39港元收購50,000,000股股份；
「一致行動」	指	具有收購守則賦予該詞之涵義；
「該公佈」	指	本公司於二零零七年十二月十三日刊發之公佈，內容有關暫停股份買賣以待刊發有關收購建議之正式公佈；
「聯繫人士」	指	具有上市規則所賦予之涵義；
「董事會」	指	本公司之董事會；
「營業日」	指	聯交所開市進行買賣交易的日子；
「中央結算系統」	指	香港中央結算有限公司設立及運作之中央結算及交收系統；
「本公司」	指	SCMP集團有限公司，在百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市；
「一致行動集團」	指	根據收購守則，收購人及其一致行動之實體或人士；
「董事」	指	本公司不時之個別及全體董事；
「戴德梁行」	指	戴德梁行有限公司，為獨立專業物業估值師行；
「執行人員」	指	證監會企業融資部執行董事或任何獲其轉授權力的人士；

目　錄

此乃要件　請即處理

閣下如對本文件任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商、註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部售出或轉讓，應立即將本文件交予買主或受讓人或經手買賣或轉讓之持牌證券交易商、註冊證券機構或其他代理商，以便轉交買主或受讓人。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

回應文件

由摩根大通證券(亞太)有限公司
代表Kerry Media Limited提出
強制性有條件全面收購建議
以收購SCMP集團有限公司
股本中全部已發行股份
(不包括收購人及一致行動集團其他成員
已經擁有或同意收購的股份)

獨立董事委員會的獨立財務顧問

百德能
證券

董事會函件載於本文件第5頁至第9頁。由獨立董事委員會向獨立股東發出載有其有關收購建議之意見之函件載於本文件第10頁。獨立董事委員會的獨立財務顧問百德能向獨立董事委員會發出載有有關收購建議之意見之函件載於本文件第11頁至第27頁。

二零零八年一月二十五日

* *僅供識別*

SCMP GROUP

NEWSPAPER · RETAIL

Direct Line Direct Fax

BY REGISTERED POST

25 January 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Despatch of the Response Document relating to the Mandatory Conditional General Offer

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/jc

CoSec\GO0708/announcement distribution – Despatch of Response Document

SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

ANNOUNCEMENT

DESPATCH OF THE RESPONSE DOCUMENT
relating to the
MANDATORY CONDITIONAL GENERAL OFFER

The Company announces that the Response Document will be despatched to the relevant Shareholders on 25 January 2008.

Reference is made to the joint announcement dated 19 December 2007 issued by Kerry Media Limited and the Company (the "**Offer Announcement**") and the joint announcement relating to delay in despatch of the Response Document issued on 17 January 2008. Terms defined in the Offer Announcement shall have the same meanings herein unless the context requires otherwise.

The Directors of the Company are pleased to announce that the Response Document dated 25 January 2008 containing, amongst other things, the advice from Platinum and the recommendation of the Independent Board Committee regarding the Offer, will be despatched to the relevant Shareholders on 25 January 2008.

Shareholders are strongly advised to read the Response Document carefully before making a decision in respect of the Offer. Copies of the Response Document are available for download at the Stock Exchange's website.

By the order of the Board of the Company
Vera Leung
Company Secretary
Hong Kong

Hong Kong, 24 January 2008

As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

The Directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END